Air T, Inc. 2024 Annual Report

Dear Shareholders, We are building Air T for the long term— surfing the edges of flowing waves. Our approach is about attending to a complex system that kicks up ideas for products, services, deals, talent, assets and business lines; then secures, incentivizes and empowers dynamic management with domain knowhow; then seeks to build intensely by delivering genuine value to others; finally, reinforcing the system itself with observable performance, relationships, brand and trustworthiness. Hopefully we are building a system resulting in Air T’s common stock being uncommonly good to own. Fiscal 2024 & Drivers Our strategy is designed to deliver long term value to shareholders in part by reinvesting current cash flows wisely. At times our investing for growth will reduce bottom line. And at times some of our businesses will cycle down. During FY2024, performance at the individual businesses level was mixed; and we were flat year over year in consolidated Adjusted EBITDA terms; although operating income and net income improved significantly in the past year, we believe the Adjusted EBITDA lens is the most conservative and appropriate lens for the past twelve months if bottom line is your grammar. Those businesses working through unexpected challenges during the year appear to be well positioned to get back on track this year. Importantly, businesses such as MAC/CSA, Crestone and Contrail went from strength to strength. We invested our discretionary cash flows for growth according to plans and in ways we believe will build future business value. Air T deleveraged slightly at the holdco level — holdco debt down 5%; and more so on the Total Debt level — total debt down 10%. We like our business model drivers and expect our business leaders will take their organizations through the next phase of growth and value creation. What are the business model drivers? First and foremost, Air T’s businesses are run by terrific people. We are thankful for all that they do for their customers and their colleagues. It is heartwarming to experience the variety of products, personalities and styles of operating that moves the businesses forward. We learn new things all the time. We believe our relationships are such that the holdco resources can bring solutions to businesses and help in the right way. It’s really important to us that we avoid the dead-hand-suit gestalt or the captain ahab look (for a contra-example see Lights Out: Pride, Delusion and Fall of General Electric by Gryta). We seek to balance the right things at the right time. A wholesome culture and proper attending are all part ‘n parcel of the right energetic system, yet simultaneously rigorously reinforcing discrete problem solving. We think about and want to remain on edge yet also live the flow made possible by our business models. We are focusing on driving well-established plans more than ever this year. This means, more or less, that we have the people and the material resources in place; and we have the products that fit into the target markets. So now we execute on the plan and adapt to what shows up each week. When we think who is out there and what they are doing to run our businesses we know that they have momentum and they are working to do the right things. This doesn’t mean that we will bat 1,000; however, it means that we have confidence in our people and their plans. As a relatively small company within which exist even smaller companies, knowing that good small companies have the potential to grow themselves more readily than large companies, its reasonable to feel confident about our future, all else being equal. Hopefully many of you have experienced the flourishing that comes with executing a plan with a great team or as an individual contributor. Around the office we talk about the at-first-impression Woo-Woo, yet scientific, notion of the flow-state as identified by Mihaly Csikszentmihalyi in his great book Flow: The Psychology of Optimal Experience; which, by the way, seems consistent with Ericsson’s Peak: Secrets from the New Science of Expertise. What can we do to get ourselves operating on the right kind of challenge in order to be all we can be? At its best that’s what management is about and we aspire to the ambition that we are not here to be mediocre. Focusing ourselves on the right level of relevance so that we can execute and get the business on the right future pathway is a never-ending game. We foresee 2024 as being an important year of executing well-developed plans in several of our businesses. Our business building initiatives are what they are and more. First, we continue to see MAC|CSA|WASI grow in service of their customer’s needs, and in a way that is strengthening our capabilities and expanding trust. We are proud to serve our largest customer with vitality every day. Second, the rebound in margins and sales at Contrail is really fun to watch. Joe and Miriam are wonderful people and their team is tight and really good at what they do. Third, the rebuilding year at GGS has pushed the organization back to first principles and it’s an exciting and challenging time for the team. Fourth, Crestone has strong customer relationships and has closed significant deals with a great, young and talented team. Fifth, Stratus group is up to its deal-idea generating ways and the market seems right for them. Finally, Air T’s 20.1% ownership of Cadillac Castings and approximately 28% ownership of Lendway Inc. represent look-through, wild-type earnings in high-quality businesses; we hold them at good prices and we expect them to grow over time. It’s a mosaic, it’s a thing, it’s potential. Investing for Growth and Balance Sheet As you undoubtedly know from our financial statements, Air T spends its cash flows on growth and expansion. Our system and its goals are designed to identify the best ways we can generate return on shareholder capital, then run to that ball. “Fly to the ball” is what my football coach would say and he meant a lot things by that statement, many of which are not intellectual but embodied. The business equivalent is about maintaining an awareness and proper attention within the right domains; and on the seams of the domains. It helps a lot if you have a decent idea factory chugging away and great teammates. Then it’s about calculating the incremental prospects of each investment in relation to others and the bankroll. Turns out this is similarly not singularly about cold-fact abstraction but also about relevance mapping and capability. Air T has grown in capabilities and scale over the past ten years. These intangibles do not get booked into our debits and credits. Let’s talk about Air T’s balance sheet. If you haven’t already, you will want to study the table in our financial statements showing the various forms of debt obligations the company carries. Consider a thought experiment about how we might move to deleverage if we wanted to deleverage. We believe it’s possible to use balance sheet assets to pay down our $13.2 MBT Bank Term Debt without impacting our wholly-owned businesses. All else being equal, this might occur in various ways. For example, this combination: sell the 20.1% stake in Cadillac back to Cadillac, sell the approximately $3 million of marketable securities and LP interests we hold, sell the two pieces of corporate real estate that we own. If we do this then we have a Revolver that is well supported by standard inventory and receivables. We also carry approximately $35 million of 8% Trust Preferred obligations that pays $3.2 million of interest to investors each year. If we feel like pressing into a conservative and higher margin of safety direction, we can adapt by cutting back on holdco expenses in a number of ways such as reducing staffing for growth and going very lean in terms of our being public costs. Such moves would generate more current free cash. We outline these hypothetical plans to demonstrate that Air T has room to maneuver and plans its growth investments thoughtfully with reference to larger leverage considerations. Powers from Attending to Adaptive Organizations Without a doubt there is a lot of potential in building the right kind of system embodied in an adaptable organization. Jim Collins and his research team are great organizers of empirical knowledge in this respect. Unique opportunities, great and small, will likely be available to a well-organized system. And it’s encouraging to remember systems can kick-up significantly new paradigms; they are in the air and available to the attentive, yet somehow passed over, often because of institutional imperatives or know-it-all personalities. For example, the decades-long achievements of Nucor were technologically available to essentially any significant steel producer in the USA. Also consider, for example, the way airlines didn’t understand the power of their affinity networks and rewards programs. Now reliable sources indicate 1.0% of the USA’s GDP is charged on Delta Air Lines-branded credit cards. Or think about the seemingly competition-free runway Constellation Software had in the vertical software marketplace. Doing our job right means, in part, that we remain open and experimental to what might be available in our group. Some practices are more likely to push in the the direction of profitable paradigm shifts. Long walks with a dog or saunas sometimes can be conducive for me. Others work differently. And anyone in our organization can come up with profitable-paradigm-shifting notions and it’s our job to hear them and give them space to develop that notion. Some of us grew up near 3M and love their culture of profitable innovation. Picture this: sitting in a Waldorf conference room, hearing a technical description of a mortgage CDO-cube; and feeling an electric shock traveling down your spine. Then, two years later, you are shorting the subprime market because you live in an organization founded by a wise and intelligent person. If we execute against our plans and remain aware of new information, we not only will be satisfied by our day to day achievements, but also might turn up substantial upside surprises. Remembering First Principles Why is it that turning the uncommon into the common often times accompanied by a separation from first principles? The temptation to take an insight and drive it too far and past the chalk line seems the norm. People want to do this for all kinds of reasons, conscious or unconscious. For example, we know that one of the human universals is the treacherous feast (Human Universals, Brown). This is a bit of nasty Stone Age behavior that is hard to imagine happening today with our universal comms ability. What kind of being would invite a whole group of neighbors to a party and then, when they arrive for the party, instead arrange to end their mortal existence? Seems wild to imagine this as a human universal. Yet it happens at small and large scales even today. We must be vigilant and map reality correctly in order to drive toward being an uncommon common. We reflect, for example, of the failure to think in first principles and the strife and relative poverty that results: the forever-wars between growth (The Buck Rogers Generation) and value (Guardians of the Ambassador Bridge) camps within the investment community. While yes, naturally, we must always find a differentiated edge in an investment move, can’t we all get along and use the simple expression Y=Xe^rt for the purposes of describing the future of a dollar? Funny truth is that the time spent on carefully abstracting to turn the uncommon into the common is a demonstration of how the wrong observational style can lead to underperformance. For example, what are the first principles of physics, if any, limiting Starlink from providing bandwidth that is the functional equivalent of fiber? This is a question we find consequential and interesting. Many people who hear this question think, “I know whom to dislike and I build from there,” or “My best engineering friend says that today the tech can do thus and such.” Don’t hug it out with entropy. Information is unexpected and emergent. Dynamo Stories Last year we highlighted our initiatives. Let’s consider dynamos and dynamic teams this year. We try to structure the company and our attention so that we are in a position to hear about good ideas and turn them into reasonable investment opportunities. This requires a corporate attitude, individual talent of various kinds, a trusting environment, and the ability to do a net assessment of the insights we have along with their payoff functions. Because for a chunk of time (1998- 2012) I worked with a portfolio of marketable securities, and therefore was on the outside, working with financial statements relatively distant from corporate operations, I can appreciate the tendency of the buy-side to sort and rarify things; and then put story lines in place. The analytical power to name things and play with them conceptually is one of the engines of progress. Yet it also can lead to misapprehensions or cases of mistaken identity.

We all appreciate the challenges inherent to predicting the future, no? Well, turns out predicting where we are going to find the next great investment opportunity is similarly difficult. Take for example, the origin stories of the three businesses that formed the foundation of Air T, Inc.. While Mountain Air Cargo started by doing things like transporting dolphins for SeaWorld, the entrepreneurial Clark family innovated with the times and linked up with Mountain Air Cargo’s now largest customer in their early days. They provided something the customer needed and proceeded to grow alongside a great American success story. Global Ground Support was a division of Terex. When its long-time leader approached an Air T board member about the deicing business when Terex was experiencing troubling times, the Clark family took a chance, bought well, and literally pulled the business across a parking lot to a new facility. When the able and outgoing Brad Osborn approached Walter because he saw a Delta Air Lines RFP he wanted to pursue, again Walter took a chance and started something new. Brad leads his large and wonderful organization to this day. Each of these stories has its own gestalt. Let’s not generalize about them too much only to say they involved humans working in concert to capitalize on an opportunity. One of the requirements it seems to me is to “first of all do no harm” to the web of trust and communication and understanding that can allow for emergent properties. Within this focus is the need to properly incentivize people to make for strong alignment of motivation. Research indicates habits are made (or eliminated) consequent to motivations, abilities and prompts. May we all practice good habits and downgrade bad ones in the year ahead. Nick Swenson President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark one) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2024 or ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number 001-35476 Air T, Inc. (Exact name of registrant as specified in its charter) Delaware 52-1206400 State or other jurisdiction of (I.R.S. Employer incorporation or organization Identification No.) 11020 David Taylor Drive, Suite 305, Charlotte, North Carolina 28262 (Address of principal executive offices, including zip code) (980) 595 – 2840 (Registrant’s telephone number, including area code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock AIRT NASDAQ Stock Market Alpha Income Preferred Securities (also referred to as 8% Cumulative Capital Securities) ("TruPs")* AIRTP NASDAQ Stock Market *Issued by Air T Funding Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. Large accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☒ Smaller reporting company ☒ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐. Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐. If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐. Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐. Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒ The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of September 30, 2023 (the last business day of the registrant’s most recently completed second fiscal quarter) based upon the closing price of the common stock on September 30, 2023 was approximately $21,379,049. Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date. Common Stock Common Shares, par value of $.25 per share Outstanding Shares at May 31, 2024 2,760,047 DOCUMENTS INCORPORATED BY REFERENCE Portions of the Company’s definitive proxy statement for its 2024 annual meeting of stockholders to be filed within 120 days of the registrant's fiscal year end are incorporated by reference into Part III of this Form 10-K. 2

AIR T, INC. AND SUBSIDIARIES 2024 ANNUAL REPORT ON FORM 10-K TABLE OF CONTENTS Page PART I Item 1. Business 4 Item 1A. Risk Factors 9 Item 1B. Unresolved Staff Comments 25 Item 1C. Cybersecurity 25 Item 2. Properties 26 Item 3. Legal Proceedings 26 Item 4. Mine Safety Disclosures 27 PART II Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 27 Item 6. [Reserved] 27 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 28 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 39 Item 8. Financial Statements and Supplementary Data 40 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 77 Item 9A. Controls and Procedures 77 Item 9B. Other Information 78 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 78 PART III Item 10. Directors, Executive Officers and Corporate Governance 78 Item 11. Executive Compensation 79 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 79 Item 13. Certain Relationships and Related Transactions, and Director Independence 79 Item 14. Principal Accountant Fees and Services 80 PART IV Item 15. Exhibits and Financial Statement Schedules 80 Item 16. Form 10-K Summary 90 Signatures Interactive Data Files 3

PART I Item 1. Business Air T, Inc. (the “Company,” “Air T,” “we” or “us” or “our”) is a holding company with a portfolio of operating businesses and financial assets. Our goal is to prudently and strategically grow Air T’s earnings power, compounding its free-cash-flow per share over time. We currently operate in four industry segments: • Overnight air cargo, which operates in the air express delivery services industry; • Ground equipment sales, which manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers; • Commercial jet engines and parts, which manages and leases aviation assets; supplies surplus and aftermarket commercial jet engine components; provides commercial aircraft disassembly/part-out services; commercial aircraft parts sales; procurement services and overhaul and repair services to airlines and; • Corporate and other, which acts as the capital allocator and resource for other consolidated businesses. Further, Corporate and other also comprises insignificant businesses and business interests. Each business segment has separate management teams and infrastructures that offer different products and services. We evaluate the performance of our business segments based on operating income (loss) and Adjusted EBITDA. Certain financial data with respect to the Company’s geographic areas and segments is set forth in Notes 19 and 20 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report. Air T was incorporated under the laws of the State of Delaware in 1980. The principal place of business of Air T is 11020 David Taylor Drive, Suite 305, Charlotte NC, 28262. The principal place of business of Mountain Air Cargo, Inc. (“MAC”) is Denver, North Carolina. The principal place of business of CSA Air, Inc. (“CSA”) is Iron Mountain, Michigan. The principal place of business for Global Ground Support, LLC (“GGS”) is Olathe, Kansas. The principal place of business of Delphax Technologies, Inc (“Delphax”) is Minneapolis, Minnesota. The principal place of business for Delphax Solutions, Inc. (“DSI”) is Mississauga, Canada. The principal place of business of Contrail Aviation Support, LLC (“Contrail”) is Verona, Wisconsin. The principal place of business of AirCo, LLC, AirCo 1, LLC, AirCo 2, LLC and AirCo Services, LLC (collectively, "AirCo”) and Worthington Aviation, LLC (“Worthington”) is Eagan, Minnesota. The principal place of business of Jet Yard, LLC (“Jet Yard”) and Jet Yard Solutions, LLC ("Jet Yard Solutions") is Marana, Arizona. The principal place of business of Air'Zona Aircraft Services, Inc. ("Air'Zona") is Kingman, Arizona. The principal place of business of Wolfe Lake is Minneapolis, Minnesota. The principal place of business of GdW Beheer B.V. ("GdW") is Amsterdam, the Netherlands. GdW was administratively dissolved on June 24, 2022 with Shanwick B.V. ("Shanwick") as the surviving entity and Shanwick's principal place of business is Amsterdam, the Netherlands. The principal place of business of Landing Gear Support Services, Inc. and Landing Gear Support Services PTE Limited (collectively, "LGSS") is Singapore, Singapore. The principal place of business of Worldwide Aircraft Services, Inc. ("WASI") is Springfield, Missouri. We maintain an Internet website at http://www.airt.net and our SEC filings may be accessed through links on our website. The information on our website is available for information purposes only and is not incorporated by reference in this Annual Report on Form 10-K. Overnight Air Cargo. The Company’s Overnight Air Cargo segment comprises the operations of MAC, CSA and WASI. MAC and CSA have a relationship with FedEx spanning over 40 years and represent two of nine companies in the U.S. that have North American feeder airlines under contract with FedEx. MAC and CSA operate and maintain Cessna Caravan, Sky Courier, ATR-42 and ATR-72 aircraft that fly daily small-package cargo routes throughout the eastern United States and upper Midwest, and in the Caribbean. MAC and CSA’s revenues are derived principally pursuant to “dry-lease” service contracts with FedEx. In these “dry-lease" contracts, FedEx provides the aircraft while MAC and CSA provide their own crew and exercise operational control of their flights. On June 1, 2021, MAC and CSA entered into new dry-lease agreements with FedEx which together cover all of the aircraft operated by MAC and CSA and replaced all prior dry-lease service contracts. These dry-lease agreements provide for the lease of specified aircraft by MAC and CSA in return for the payment of monthly rent with respect to each aircraft leased, which monthly rent reflected an estimate of a fair market rental rate. These dry-lease agreements provide that FedEx determines the type of aircraft and schedule of routes to be flown by MAC and CSA, with all other operational decisions made by MAC and CSA, respectively. The current dry-lease agreements provide for the reimbursement of MAC and CSA’s costs by FedEx, without mark up, incurred in connection with the operation of the leased aircraft for the following: fuel, landing fees, third-party maintenance, parts and certain other direct operating costs. The current dry-lease agreements were most recently renewed on June 1, 2021 and are set to expire on August 31, 2026. The dry-lease agreements may be terminated by FedEx or MAC and 4

CSA, respectively, at any time upon 90 days' written notice and FedEx may at any time terminate the lease of any particular aircraft thereunder upon 10 days' written notice. In addition, each of the dry-lease agreements provides that FedEx may terminate the agreement upon written notice if 60% or more of MAC or CSA's revenue (excluding revenues arising from reimbursement payments under the dry-lease agreement) is derived from the services performed by it pursuant to the respective dry-lease agreement, FedEx becomes MAC or CSA's only customer, or MAC or CSA employs fewer than six employees. As of the date of this report, FedEx would be permitted to terminate each of the dry-lease agreements under this provision. The Company believes that the short-term nature of its agreements with FedEx is standard within the airfreight contract delivery service industry, where performance is measured on a daily basis.

As of March 31, 2024, MAC and CSA had an aggregate of 105 aircraft under its dry-lease agreements with FedEx. Included within the 105 aircraft, 6 Cessna Caravan and 7 Sky Courier aircraft are considered soft-parked. Soft-parked aircraft remain covered under our agreements with FedEx although at a reduced administrative fee compared to aircraft that are in operation. MAC and CSA continue to perform maintenance on soft-parked aircraft, but they are not crewed and do not operate on scheduled routes. In addition, 3 Cessna Caravan were considered hard-parked. Hard-parked aircraft are covered under the agreements with FedEx, do not receive an administrative fee, and do not operate scheduled routes but do receive a nominal storage fee.

Revenues from MAC and CSA's contracts with FedEx accounted for approximately 36% of the Company's consolidated revenue for the fiscal years ended March 31, 2024 and 2023. The loss of FedEx as a customer would have a material adverse effect on the Company. FedEx has been a customer of the Company since 1980. MAC and CSA are not contractually precluded from providing services to other parties and MAC occasionally provides third-party maintenance services to other airline customers.

MAC and CSA operate under separate aviation certifications. MAC is certified to operate under Part 121, Part 135 and Part 145 of the regulations of the FAA. These certifications permit MAC to operate and maintain aircraft that can carry a maximum cargo capacity of 7,500 pounds on the Cessna Caravan 208B under Part 135 and a maximum cargo capacity of 14,000 pounds for the ATR-42 and 17,800 pounds for the ATR-72 aircraft under Part 121. The maximum payload (cargo capacity) for the Cessna 408 operated under Part 135 is 6,000 pounds. The maximum structural payload (cargo capacity) for the ATR72-600F operated under Part 121 is 20,281 pounds. CSA is certified to operate and maintain aircraft under Part 135 of the FAA regulations. This certification permits CSA to operate aircraft with a maximum cargo capacity of 7,500 pounds.

MAC and CSA, together, operated the following FedEx-owned cargo aircraft as of March 31, 2024:

Type of Aircraft	Model Year	Form of Ownership	Number of Aircraft
Cessna Caravan 208B (single turbo prop)	1985-1996	Dry lease	71
Cessna SkyCourier 408 (twin turbo prop)	2022-2023	Dry lease	11
ATR-42 (twin turbo prop)	1992	Dry lease	9
ATR-72 (twin turbo prop)	1992	Dry lease	10
ATR-72-600 (twin turbo prop)	2022-2023	Dry lease	4
			105

The Cessna Caravan 208B aircraft are maintained under an FAA Approved Aircraft Inspection Program ("AAIP"). The inspection intervals range from 100 to 200 hours. The current engine overhaul period on the Cessna aircraft is 8,000 hours.

The ATR-42 and ATR-72 aircraft are maintained under a FAA Part 121 continuous airworthiness maintenance program. The program consists of A and C service checks as well as calendar checks ranging from weekly to 12 years in duration. The engine overhaul period is 6,000 hours.

The Cessna Caravan 408 aircraft are maintained under an FAA Approved AAIP. The inspection program consists of 400 to 5,600 flight hour checks and 18 month to 120 month calendar checks.

MAC and CSA operate in a niche market within a highly competitive contract cargo carrier market. MAC and CSA are two of nine carriers that operate within the United States as FedEx feeder carriers. MAC and CSA are benchmarked against the other nine FedEx feeders based on safety, reliability, compliance with federal, state and applicable foreign regulations, price and other service-related measurements. The Company believes accurate industry data is not available to indicate the Company's position within its marketplace (in large measure because all of the Company's direct competitors are privately held), but management believes that MAC and CSA, combined, constitute the largest contract carrier of the type described.

FedEx conducts periodic audits of MAC and CSA, and these audits are an integral part of the relationship between the carrier and FedEx. The audits test adherence to the dry-lease agreements and assess the carrier's overall internal control environment, particularly as related to the processing of invoices of FedEx-reimbursable costs. The scope of these audits typically extends

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beyond simple validation of invoice data against the third-party supporting documentation. The audit teams generally investigate the operator’s processes and internal control procedures. The Company believes satisfactory audit results are critical to maintaining its relationship with FedEx. The audits conducted by FedEx are not designed to provide any assurance with respect to the Company’s consolidated financial statements, and investors, in evaluating the Company’s consolidated financial statements, should not rely in any way on any such examination of the Company or any of its subsidiaries. On January 31, 2023, the Company acquired WASI, an aircraft repair station that began operating in 1986. WASI is a certified FAA/EASA part 145 repair station (no. OWRF547L) and specializes in medium passenger regional jets, regional/commuter turboprops, cargo and other operators. It maintains a fully equipped engine shop with tooling and engine run stands. Services of WASI include inspections, contract maintenance, refurbishment, structural repairs and modifications, avionics, engine service refurbishment and upgrades. The Company’s overnight air cargo operations are not materially seasonal. Ground Equipment Sales. GGS is located in Olathe, Kansas and manufactures, sells and services aircraft deicers and other specialized equipment sold to domestic and international passenger and cargo airlines, ground handling companies, the United States Air Force (“USAF”), airports and industrial customers. GGS’s product line includes aircraft deicers, scissor-type lifts, military and civilian decontamination units, flight-line tow tractors, glycol recovery vehicles and other specialized equipment. In the fiscal year ended March 31, 2024, sales of deicing equipment accounted for approximately 74% of GGS’s revenues, compared to 85% in the prior fiscal year. GGS designs and engineers its products. Components acquired from third-party suppliers are used in the assembly of its finished products. Components are sourced from a diverse supply chain. The primary components for mobile deicing equipment are the chassis (which is a commercial medium or heavy-duty truck), the fluid storage tank, a boom system, the fluid delivery system and heating equipment. The price of these components is influenced by raw material costs, principally high-strength carbon steels and stainless steel. GGS utilizes continuous improvements and other techniques to improve efficiencies and designs to minimize product price increases to its customers, to respond to regulatory changes, such as emission standards, and to incorporate technological improvements to enhance the efficiency of GGS’s products. Improvements have included the development of single operator mobile deicing units to replace units requiring two operators, a patented premium deicing blend system and a more efficient forced-air deicing system. GGS manufactures five basic models of mobile deicing equipment with capacities ranging from 1,200 to 2,800 gallons. GGS also offers fixed-pedestal-mounted deicers. Each model can be customized as requested by the customer, including single operator configuration, fire suppressant equipment, open basket or enclosed cab design, a patented forced-air deicing nozzle, on-board glycol blending system to substantially reduce glycol usage, and color and style of the exterior finish. GGS also manufactures five models of scissor-lift equipment, for catering, cabin service and maintenance service of aircraft, and has developed a line of decontamination equipment, flight-line tow tractors, glycol recovery vehicles and other special purpose mobile equipment. GGS competes primarily on the basis of the quality and reliability of its products, prompt delivery, service and price. The market for aviation ground service equipment is highly competitive. Certain of GGS' competitors may have substantially greater financial resources than we do. These entities or investors may be able to accept more risk than the Company believes is in our best interest. In addition, the market for aviation ground services in the past has typically been directly related to the financial health of the aviation industry, weather patterns and changes in technology. GGS’s mobile deicing equipment business has historically been seasonal, with revenues typically being lower in the fourth and first fiscal quarters as commercial deicers are typically delivered prior to the winter season. The Company has continued its efforts to reduce GGS’s seasonal fluctuation in revenues and earnings by broadening its international and domestic customer base and its product line. In October 2021, GGS was awarded a new contract to supply deicing trucks to the USAF. This agreement renewed GGS' original agreement with the USAF entered in July 2009. Per the contract, GGS had to provide annual pricing for each one-year period during the duration of the contract. Further, based upon volume of commercial items purchased during that year, there may be discounts calculated into the pricing and are reflective of the submitted pricing. With all option years expected to be executed by the government, this contract would expire on October 21, 2027. GGS sold a total of 9 and 14 deicers under the current contract with the USAF including both GL 1800 and ER 2875 models during fiscal years ended March 31, 2024 and March 31, 2023, respectively and all the units were accepted by the USAF. GGS has already received confirmed orders of 14 deicers for fiscal 2025’s delivery order and currently expects the delivery of both GL 1800 and ER 2875 models in the first quarter of fiscal year 2025. Commercial Jet Engines and Parts. 6

Contrail and Jet Yard (acquired during fiscal year 2017), AirCo (formed in May 2017), Worthington (acquired in May 2018), Jet Yard Solutions (formed in January 2021), Air'Zona (acquired in March 2021), LGSS (formed March 2022), and Crestone Air Partners ("Crestone", formed April 2022) comprise the commercial jet engines and parts segment of the Company’s operations. Contrail is a commercial aircraft trading, leasing and parts solutions provider. Its primary focus revolves around the CFM International CFM56-3/-5/-7 engines and the International Aero Engines V2500A5 engine, which power the two most prevalent narrow body, single aisle aircraft that are currently flown commercially—the Boeing 737 Classic / 737 NG and the Airbus A320 family. Contrail acquires commercial aircraft, jet engines and components for the purposes of sale, trading, leasing and disassembly/overhaul. Contrail holds an ASA-100 accreditation from the Aviation Suppliers Association. Jet Yard and Jet Yard Solutions offer commercial aircraft storage, storage maintenance and aircraft disassembly/part-out services at facilities leased at the Pinal Air Park in Marana, Arizona. The prevailing climate in this area of Arizona provides conditions conducive to long-term storage of aircraft. Jet Yard Solutions is registered to operate a repair station under Part 145 of the regulations of the FAA. Jet Yard leases approximately 48.5 acres of land under a lease agreement with Pinal County, Arizona. Jet Yard was organized in 2014, entered into the lease in June 2016 and had maintained de minimus operations from formation through the date it was acquired by the Company. Effective January 1, 2021, Jet Yard subleased the aforementioned lease with Pinal County to Jet Yard Solutions. AirCo operates an established business offering commercial aircraft parts sales, exchanges, procurement services, consignment programs and overhaul and repair services. AirCo Services, a wholly-owned subsidiary of AirCo ("AirCo Services"), holds FAA and European Aviation Safety Agency certifications covering aircraft instrumentation, avionics and a range of electrical accessories for civilian, military transport, regional/commuter and business/commercial jet and turboprop aircraft. Customers of AirCo include airlines and commercial aircraft leasing companies. Worthington Aviation, like AirCo, operates an established business which supplies spare parts, repair programs and aircraft maintenance services to the global aviation community of regional and business aircraft fleets. Worthington offers a globally networked infrastructure and 24/7 support, ensuring fast delivery of spare parts and service, with four locations strategically located in the United States, United Kingdom & Australia. In addition, Worthington operates two FAA and EASA Certificated repair stations. The Tulsa maintenance, repair and overhaul ("MRO") facility provides composite aircraft structures, repair and support services. As a strategic resource for flight control, exhaust system and line replacement components, Worthington offers a wide array of services for complex operations. At the Eagan, Minnesota-based Repair Station, Worthington repair services offers a wide range of capabilities for repair and overhaul of airframe, accessories and power plant components in support of external as well as internal sales. Air'Zona is a full service Fixed Base Operator, located on field at Kingman Airport (IGM) in Kingman, Arizona that provides aircraft service and maintenance. LGSS delivers landing gear focused asset management and technical and commercial services worldwide. Crestone invests in commercial jet aircraft and engines on behalf of capital partners and provides full-service aviation asset management. The revenues of Air'Zona, LGSS, and Crestone are not material to the Company's consolidated financial statements. The Company’s commercial jet engines and parts operations are not materially seasonal. Unconsolidated Investments The Company has ownership interest in Contrail Asset Management, LLC (“CAM”). The operations of CAM are not consolidated into the operations of the Company. See Note 22 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report. The Company also has ownership interests in Lendway Inc. - NASDAQ: LDWY ("Lendway"), formerly known as Insignia Systems, Inc. ("Insignia"), and Cadillac Casting, Inc. ("CCI"). The operations of these companies are not consolidated into the operations of the Company. See Note 10 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report. Backlog. GGS’s backlog consists of “firm” orders supported by customer purchase orders for the equipment sold by GGS. At March 31, 2024, GGS’s backlog of orders was $12.6 million, all of which GGS expects to be filled in the fiscal year ending March 31, 2025. At March 31, 2023, GGS’s backlog of orders was $13.6 million. Backlog is not meaningful for the Company’s other business segments. Governmental Regulation. The Company and its subsidiaries are subject to regulation by various governmental agencies. The Department of Transportation (“DOT”) has the authority to regulate air service. The DOT has authority to investigate and institute proceedings to enforce its economic regulations, and may, in certain circumstances, assess civil penalties, revoke operating authority and seek criminal sanctions. 7

Under the Aviation and Transportation Security Act of 2001, as amended, the Transportation Security Administration (“TSA”), an agency within the Department of Homeland Security, has responsibility for aviation security. The TSA requires MAC and CSA to comply with a Full All-Cargo Aircraft Operator Standard Security Plan, which contains evolving and strict security requirements. These requirements are not static but change periodically as the result of regulatory and legislative requirements, imposing additional security costs and creating a level of uncertainty for our operations. It is reasonably possible that these rules or other future security requirements could impose material costs on us. The FAA has safety jurisdiction over flight operations generally, including flight equipment, flight and ground personnel training, examination and certification, certain ground facilities, flight equipment maintenance programs and procedures, examination and certification of mechanics, flight routes, air traffic control and communications and other matters. The FAA is concerned with safety and the regulation of flight operations generally, including equipment used, ground facilities, maintenance, communications and other matters. The FAA can suspend or revoke the authority of air carriers or their licensed personnel for failure to comply with its regulations and can ground aircraft if questions arise concerning airworthiness. The FAA also has power to suspend or revoke for cause the certificates it issues and to institute proceedings for imposition and collection of fines for violation of federal aviation regulations. The Company, through its subsidiaries, holds all operating airworthiness and other FAA certificates that are currently required for the conduct of its business, although these certificates may be suspended or revoked for cause. The FAA periodically conducts routine reviews of MAC and CSA’s operating procedures and flight and maintenance records. The FAA has authority under the Noise Control Act of 1972, as amended, to monitor and regulate aircraft engine noise. The aircraft operated by the Company are in compliance with all such regulations promulgated by the FAA. Moreover, because the Company does not operate jet aircraft, noncompliance is not likely. Aircraft operated by us also comply with standards for aircraft exhaust emissions promulgated by the U.S. Environmental Protection Agency (“EPA”) pursuant to the Clean Air Act of 1970, as amended. Jet Yard, Jet Yard Solutions, AirCo, and WASI, like Worthington, operate repair stations licensed under Part 145 of the regulations of the FAA. These certifications must be renewed annually, or in certain circumstances within 24 months. Certified repair stations are subject to periodic FAA inspection and audit. The repair station may not be relocated without written approval from the FAA. Because of the extensive use of radio and other communication facilities in its aircraft operations, the Company is also subject to the Federal Communications Act of 1934, as amended. Maintenance and Insurance. The Company, through its subsidiaries, is required to maintain the aircraft it operates under the appropriate FAA and manufacturer standards and regulations. The Company has secured public liability and property damage insurance in excess of minimum amounts required by the United States Department of Transportation. The Company maintains cargo liability insurance, workers’ compensation insurance and fire and extended coverage insurance for owned and leased facilities and equipment. In addition, the Company maintains product liability insurance with respect to injuries and loss arising from use of products sold and services provided. In March 2014, the Company formed Space Age Insurance Company ("SAIC") , a captive insurance company licensed in Utah. SAIC insures risks of the Company and its subsidiaries that were not previously insured by the various Company insurance programs (including the risk of loss of key customers and contacts, administrative actions and regulatory changes); and may from time to time underwrite third-party risk through certain reinsurance arrangements. As of December 26, 2023, SAIC was considered a dormant captive insurance company with the State of Utah, in which it was registered. SAIC is included within the Company's Corporate and other segment. Employees and Human Capital Resources. As of March 31, 2024, the Company and its subsidiaries had 624 full-time and full-time-equivalent employees. None of the employees of the Company or any of its consolidated subsidiaries are represented by labor unions. The Company believes its relations with its employees are good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. As it relates to our employees: Oversight and Management Our executive officers are tasked with leading our organization in managing employment-related matters, including recruiting and hiring, onboarding and training, compensation planning, talent management and development. We are committed to providing team members with the training and resources necessary to continually strengthen their skills. Our executive team is responsible for periodically reviewing team member programs and initiatives, including healthcare and other benefits, as well as 8 our management development and succession planning practices. Management periodically reports to the Board regarding our human capital measures and results that guide how we attract, retain and develop a workforce to enable our business strategies. Diversity, Equity and Inclusion We believe that a diverse workforce is critical to our success, and we continue to monitor and improve the application of our hiring, retention, compensation and advancement processes for women and underrepresented populations across our workforce, including persons of color, veterans and LGBTQ to enhance our inclusive and diverse culture. We plan to invest in recruiting diverse talent. Workplace Safety and Health A vital part of our business is providing our workforce with a safe, healthy and sustainable working environment. We focus on implementing change through workforce observation and feedback channels to recognize risk and continuously improve our processes. Item 1B. Risk Factors RISK FACTORS SUMMARY General Business Risks • Market fluctuations may affect the Company’s operations. • Rising inflation may result in increased costs of operations and negatively impact the credit and securities markets generally, which could have a material adverse effect on our results of operations and the market price of our Securities. • We could experience significant increases in operating costs and reduced profitability due to competition for skilled management and staff employees in our operating businesses. • Legacy technology systems require a unique technical skillset which is becoming scarcer. • Security threats and other sophisticated computer intrusions could harm our information systems, which in turn could harm our business and financial results. • We may not be able to insure certain risks adequately or economically. • Legal liability may harm our business. • Our business might suffer if we were to lose the services of certain key employees. Risks Related to Our Structure and Financing/Liquidity Risks • The Company could experience liquidity issues if the Company’s revolving line of credit with MBT is not extended or replaced. • Our holding company structure may increase risks related to our operations. • A small number of stockholders has the ability to control the Company. • Although we do not expect to rely on the “controlled company” exemption, we may soon become a “controlled company” within the meaning of the Nasdaq listing standards, and we would qualify for exemptions from certain corporate governance requirements. • An increase in interest rates or in our borrowing margin would increase the cost of servicing our debt and could reduce our cash flow and negatively affect the results of our business operations. • Our inability to maintain sufficient liquidity could limit our operational flexibility and also impact our ability to make payments on our obligations as they come due. • Future cash flows from operations or through financings may not be sufficient to enable the Company to meet its obligations. • A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor. • To service our debt and meet our other cash needs, we will require a significant amount of cash, which may not be available. • If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to seek alternatives. • Despite our substantial indebtedness, we may incur significantly more debt, and cash may not be available to meet our financial obligations when due or enable us to capitalize on investment opportunities when they arise. • Our current financing arrangements require compliance with financial and other covenants and a failure to comply with such covenants could adversely affect our ability to operate. • Future acquisitions and dispositions of businesses and investments are possible, changing the components of our assets and liabilities, and if unsuccessful or unfavorable, could reduce the value of the Company and its securities. • We face numerous risks and uncertainties as we expand our business. • Our business strategy includes acquisitions, and acquisitions entail numerous risks, including the risk of management diversion and increased costs and expenses, all of which could negatively affect the Company’s ability to operate profitably. • Strategic ventures may increase risks applicable to our operations. • Rapid business expansions or new business initiatives may increase risk. 9

• Our policies and procedures may not be effective in ensuring compliance with applicable law. • Compliance with the regulatory requirements imposed on us as a public company results in significant costs that may have an adverse effect on our results. • Deficiencies in our public company financial reporting and disclosures could adversely impact our reputation. Risks Related to Our Segment Operations • The operating results of our four segments may fluctuate, particularly our commercial jet engine and parts segment. • Our Air Cargo Segment is dependent on a significant customer. • Our dry-lease agreements with FedEx subject us to operating risks. • Because of our dependence on FedEx, we are subject to the risks that may affect FedEx’s operations. • A material reduction in the aircraft we fly for FedEx could materially adversely affect our business and results of operations. • Sales of deicing equipment can be affected by weather conditions. • We are affected by the risks faced by commercial aircraft operators and MRO companies because they are our customers. • Our engine values and lease rates, which are dependent on the status of the types of aircraft on which engines are installed, and other factors, could decline. • Upon termination of a lease, we may be unable to enter into new leases or sell the airframe, engine or its parts on acceptable terms. • Failures by lessees to meet their maintenance and recordkeeping obligations under our leases could adversely affect the value of our leased engines and aircraft which could affect our ability to re-lease the engines and aircraft in a timely manner following termination of the leases. • We may experience losses and delays in connection with repossession of engines or aircraft when a lessee defaults. • Our commercial jet engine and parts segment and its customers operate in a highly regulated industry and changes in laws or regulations may adversely affect our ability to lease or sell our engines or aircraft. • Our aircraft, engines and parts could cause damage resulting in liability claims. • We have risks in managing our portfolio of aircraft and engines to meet customer needs. • Liens on our engines or aircraft could exceed the value of such assets, which could negatively affect our ability to repossess, lease or sell a particular engine or aircraft. • In certain countries, an engine affixed to an aircraft may become an addition to the aircraft and we may not be able to exercise our ownership rights over the engine. • Higher or volatile fuel prices could affect the profitability of the aviation industry and our lessees’ ability to meet their lease payment obligations to us. • Interruptions in the capital markets could impair our lessees’ ability to finance their operations, which could prevent the lessees from complying with payment obligations to us. • Our lessees may fail to adequately insure our aircraft or engines which could subject us to additional costs. • If our lessees fail to cooperate in returning our aircraft or engines following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions. • If our lessees fail to discharge aircraft liens for which they are responsible, we may be obligated to pay to discharge the liens. • If our lessees encounter financial difficulties and we restructure or terminate our leases, we are likely to obtain less favorable lease terms. • Withdrawal, suspension or revocation of governmental authorizations or approvals could negatively affect our business. Risks Related to Air T Funding • The ranking of the Company’s obligations under the Junior Subordinated Debentures and the Guarantee creates a risk that Air T Funding may not be able to pay amounts due to holders of the Capital Securities. • The Company has the option to extend the Capital Securities interest payment period. • Tax event or investment company act redemption of the Capital Securities. • The Company may cause the Junior Subordinated Debentures to be distributed to the holders of the Capital Securities. • There are limitations on direct actions against the Company and on rights under the guarantee. • The covenants in the Indenture are limited. • Holders of the Capital Securities have limited voting rights. 10

RISKS RELATED TO THE COMPANY General Business Risks Market fluctuations may affect our operations. Market fluctuations may affect our ability to obtain funds necessary for the operation of our businesses from current lenders or new borrowings. In addition, we may be unable to obtain financing on satisfactory terms, or at all. Market studies or demographics we have reviewed also may no longer be accurate or complete. The occurrence of any of the foregoing events or any other related matters could materially and adversely affect our business, financial condition, results of operation and the overall value of our assets. Rising inflation and interest rates may result in increased costs of operations and negatively impact the credit and securities markets generally, which could have a material adverse effect on our results of operations and the market price of our Common Stock. Inflation has accelerated in the U.S. and globally due in part to global supply chain issues, the increase in interest rates by the Federal Reserve, armed conflicts, a rise in energy prices, wage increases and strong consumer demand. An inflationary environment can increase our cost of labor, as well as our other operating costs, which may have a material adverse impact on our financial results. In addition, economic conditions could impact and reduce the number of customers who purchase our products or services as credit becomes more expensive or unavailable. Although interest rates have increased and may increase further, inflation may continue. Further, increased interest rates could have a negative effect on the securities markets generally which may, in turn, have a material adverse effect on the market price of our Common Stock and our ability to sell additional trust preferred securities. We could experience significant increases in operating costs and reduced profitability due to competition for skilled management and staff employees in our operating businesses. We compete with many other organizations for skilled management and staff employees, including organizations that operate in different market sectors than us. Costs to recruit and retain adequate personnel could adversely affect results of operations. Legacy technology systems require a unique technical skillset which is becoming scarcer. The Company deploys legacy technology systems in several significant business units. As technology continues to rapidly change, the available pool of individuals technically trained in and able to repair or perform maintenance on these legacy systems shrinks. As this scarcity increases, the Company’s ability to efficiently and quickly repair its legacy systems becomes increasingly difficult, which could have a significant impact on the Company’s day-to-day operations. Security threats and other sophisticated computer intrusions could harm our information systems, which in turn could harm our business and financial results. We utilize information systems and computer technology throughout our businesses. We store sensitive data and proprietary information on these systems. Threats to these systems, and the laws and regulations governing security of data, including personal data, on information systems and otherwise held by companies is evolving and adding layers of complexity in the form of new requirements and increasing costs of attempting to protect information systems and data and complying with new cybersecurity regulations. Information systems are subject to numerous and evolving cybersecurity threats and sophisticated computer crimes, which pose a risk to the stability and security of our information systems, computer technology, and businesses. Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our information systems and computer technology to sophisticated and targeted measures known as advanced persistent threats and ransomware. The techniques used in these attacks change frequently and may be difficult to detect for periods of time and we may face difficulties in anticipating and implementing adequate preventative measures. A failure or breach in security could expose our company as well as our customers and suppliers to risks of misuse of information, compromising confidential information and technology, destruction of data, production disruptions, ransom payments, and other business risks which could damage our reputation, competitive position and financial results of our operations. Further, our technology resources may be strained due to an increase in the number of remote users. In addition, defending ourselves against these threats may increase costs or slow operational efficiencies of our business. If any of the foregoing were to occur, it could have a material adverse effect on our business and results of operations. We sustained a cybersecurity attack in May 2022 involving ransomware that caused a network disruption and impacted certain of our systems. Upon detection, we undertook steps to address the incident, including engaging a team of third-party forensic experts and notifying law enforcement. We restored network systems and resumed normal operations. We have taken actions to improve our existing systems such as adding multi-factor authentication and to improve employee training and security competency. While we do not believe this event or resultant actions had or will have a material adverse effect on our business, this or similar incidents, or any other such breach of our data security infrastructure could have a material adverse effect on our business, results of operations and financial condition. 11

Although we maintain cybersecurity liability insurance, our insurance may not cover potential claims or may not be adequate to indemnify us for any liability that may be incurred. Any imposition of liability or litigation costs that are not covered by insurance could harm our business. We may not be able to insure certain risks adequately or economically. We cannot be certain that we will be able to insure all risks that we desire to insure economically or that all of our insurers or reinsurers will be financially viable if we make a claim. If an uninsured loss or a loss in excess of insured limits should occur, or if we are required to pay a deductible for an insured loss, results of operations could be adversely affected. Legal liability may harm our business. Many aspects of our businesses involve substantial risks of liability, and, in the normal course of business, we have been named as a defendant or co-defendant in lawsuits involving primarily claims for damages. The risks associated with potential legal liabilities often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. The expansion of our businesses, including expansions into new products or markets, impose greater risks of liability. In addition, unauthorized or illegal acts of our employees could result in substantial liability. Substantial legal liability could have a material adverse financial effect or cause us significant reputational harm, which in turn could seriously harm our businesses and our prospects. Although our current assessment is that there is no pending litigation that could have a significant adverse impact, if our assessment proves to be in error, then the outcome of such litigation could have a significant impact on our consolidated financial statements. Our business might suffer if we were to lose the services of certain key employees. Our business operations depend upon our key employees, including our executive officers. Loss of any of these employees, particularly our Chief Executive Officer, could have a material adverse effect on our businesses as our key employees have knowledge of our businesses, the industries they operate in and customers that would be difficult to replace. A pandemic, epidemic or outbreak of a contagious disease in the markets in which we operate or that otherwise impacts our markets could adversely impact our business. If a pandemic, epidemic or outbreak of an infectious disease, including new COVID-19 variants, or other public health crisis were to affect the areas in which we operate, our business, including our revenue, profitability and cash flows, could be adversely affected. Further, a pandemic, epidemic or outbreak of an infectious disease might adversely impact our businesses by causing temporary shutdowns or by causing staffing shortages. We may be unable to locate replacement supplies, and ongoing delays could require us to reduce business operations. Although we have disaster plans in place, the extent to which a public health crisis would impact our business is difficult to predict and will depend on many factors beyond our control, including the speed of contagion, the development and implementation of effective preventative measures and possible treatments, the scope of governmental and other restrictions on travel and other activity, and public reactions to these factors. Risks Related to Our Structure and Financing/Liquidity Risks The Company could experience liquidity issues if the Company’s revolving line of credit with MBT is not extended or replaced. The principal amount of Air T’s revolving line of credit with MBT (“Revolver – MBT”) was $0 as of March 31, 2024. This revolving facility matures on August 31, 2024. The Company believes it has sufficient cash on hand, and available liquidity, to meet its obligations as they become due in the ordinary course of business for at least 12 months following the date of this report. The Company is currently seeking to refinance the Revolver – MBT prior to its maturity date; however, there is no assurance that we will be able to execute this refinancing or, if we are able to refinance this obligation, that the terms of such refinancing would be as favorable as the terms of our existing credit facility. A failure to extend or replace the Revolver – MBT could have a material adverse effect on the Company and its financial condition. Our holding company structure may increase risks related to our operations. Our business, financial condition and results of operations are dependent upon those of our individual businesses, and our aggregate investment in particular industries. We are a holding company with investments in businesses and assets in a number of industries. Our business, financial condition and results of operations are dependent upon our various businesses and investments and their management teams. Each of our businesses generally operate independently and in a decentralized manner. Additionally, in the ordinary course of business we guarantee the obligations of entities that we manage and/or invest in. Any material adverse change in one of our businesses, investments or management teams, or in a particular industry in which we operate or invest, may cause material adverse changes to our business, financial condition and results of operations. The more capital we devote to a particular investment or industry may increase the risk that such investment could significantly impact our financial condition and results of operations, possibly in a material adverse way. A small number of stockholders has the ability to control the Company. 12

We have a very concentrated stockholder base. As of March 31, 2024, our two largest stockholders beneficially owned or had the ability to direct the voting of shares of our Common Stock representing approximately 67% of the outstanding shares. As a result, these stockholders have the power to determine the outcome of substantially all matters submitted to our stockholders for approval, including the election of our board of directors. In addition, future sales by these stockholders of substantial amounts of our Common Stock, or the potential for such sales, could adversely affect the prevailing market price of our securities. Although we do not expect to rely on the “controlled company” exemption, we may soon become a “controlled company” within the meaning of the Nasdaq listing standards, and we would qualify for exemptions from certain corporate governance requirements. A “controlled company,” as defined in the Nasdaq listing standards, is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Controlled companies are not required to comply with certain Nasdaq listing standards relating to corporate governance, including: • the requirement that a majority of its board of directors consist of independent directors; • the requirement that its nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and • the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Nicolas Swenson, our President, Chief Executive Officer and Chairman of the Board, beneficially owns an aggregate of 1,352,938 shares of our Common Stock, which represents approximately 49% of the voting power of our outstanding Common Stock. Our President, CEO/Chairman could soon own a majority of the voting power for the election of our directors, and thus we would meet the definition of a “controlled company.” As a result, these requirements would not apply to us as long as we remain a “controlled company.” Although we may soon qualify as a “controlled company,” we currently do not, and we do not expect to, rely on this exemption and we currently comply with, and we expect to continue to comply with, all relevant corporate governance requirements under the Nasdaq listing standards. However, if we were to utilize some or all of these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq listing standards that relate to corporate governance. An increase in interest rates or in our borrowing margin would increase the cost of servicing our debt and could reduce our cash flow and negatively affect the results of our business operations. A portion of our outstanding debt bears interest at floating rates. As a result, to the extent we have not hedged against rising interest rates, an increase in the applicable benchmark interest rates would increase the cost of servicing our debt and could materially and adversely affect our results of operations, financial condition, liquidity and cash flows. In addition, if we refinance our indebtedness or it matures and interest rates or our borrowing margins increase between the time an existing financing arrangement was consummated and the time such financing arrangement is refinanced or matures, the cost of servicing our debt would increase and our results of operations, financial condition, liquidity and cash flows could be materially and adversely affected. Our inability to maintain sufficient liquidity could limit our operational flexibility and also impact our ability to make payments on our obligations as they come due. In addition to being capital intensive and highly leveraged, our aircraft and engine business requires that we maintain sufficient liquidity to enable us to contribute the non-financed portion of engine and aircraft purchases as well as to service our payment obligations to our creditors as they become due, despite the fact that the timing and amounts of our revenues do not match the timing under our debt service obligations. Our restricted cash is unavailable for general corporate purposes. Accordingly, our ability to successfully execute our business strategy and maintain our operations depends on our ability to continue to maintain sufficient liquidity, cash and available credit under our credit facilities. Our liquidity could be adversely impacted if we are subjected to one or more of the following: • a significant decline in revenues, • a material increase in interest expense that is not matched by a corresponding increase in revenues, • a significant increase in operating expenses, • a reduction in our available credit under our credit facilities, or • general economic or national events. If we do not maintain sufficient liquidity, our ability to meet our payment obligations to creditors or to borrow additional funds could become impaired. Future cash flows from operations or through financings may not be sufficient to enable the Company to meet its obligations. Future cash flow of the Company’s operations can fluctuate significantly. If future cash flows are not sufficient to permit the Company to meet its obligations, this would likely have a material adverse effect on the Company, its businesses, financial condition and results of operations. Additionally, credit market volatility may affect our ability to refinance our existing debt, borrow funds under our existing lines of credit or incur additional debt. There can be no assurance that the Company or its subsidiaries will continue to have access to their lines of credit if their financial performance does not satisfy the financial 13 covenants set forth in the applicable financing agreements. If the Company or its subsidiaries do not meet certain of its financial covenants, and if they are unable to secure necessary waivers or other amendments from the respective lenders on terms acceptable to management and to renew or replace financing arrangements that mature during the current fiscal year, their ability to access available lines of credit could be limited, their debt obligations could be accelerated by the respective lenders and liquidity could be adversely affected. The Company and/or its subsidiaries may be required to seek additional or alternative financing sources if the Company’s or its subsidiaries’ cash needs are significantly greater than anticipated or they do not materially meet their business plans, or there are unanticipated downturns in the markets for the Company’s and its subsidiaries’ products and services. Future disruption and volatility in credit market conditions could have a material adverse impact on the Company’s ability, or that of its subsidiaries, to refinance debt when it comes due on terms similar to our current credit facilities, to draw upon existing lines of credit or to incur additional debt if needed. There can be no assurance therefore that such financing will be available or available on acceptable terms. The inability to generate sufficient cash flows from operations or through financings or disruptions in the credit markets could impair the Company’s or its subsidiaries’ liquidity and would likely have a material adverse effect on their businesses, financial condition and results of operations. A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor. Because our investment strategy can involve public company securities, we may be restricted in our ability to effect sales during certain time periods. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other competitors result in distress sales, such sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations. Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized. To service our debt and meet our other cash needs, we will require a significant amount of cash, which may not be available. Our ability to make payments on, or repay or refinance, our debt, will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on our maintaining specified financial ratios and satisfying financial condition tests and other covenants in the agreements governing our debt. Our business may not generate sufficient cash flow from operations and future borrowings may not be available in amounts sufficient to pay our debt and to satisfy our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations or meet covenant requirements, we may be forced to seek alternatives. If we cannot meet our debt service or covenant obligations, we may be forced to reduce or delay investments and aircraft or engine purchases, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and might require us to comply with more onerous covenants, which could further restrict our business operations. The terms of our debt instruments may restrict us from adopting some of these alternatives. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or to meet any aircraft or engine purchase commitments as they come due. Despite our substantial indebtedness, we may incur significantly more debt, and cash may not be available to meet our financial obligations when due or enable us to capitalize on investment opportunities when they arise. We employ debt and other forms of leverage in the ordinary course of business to enhance returns to our investors and finance our operations, and despite our current indebtedness levels, we expect to incur additional debt in the future to finance our operations, including purchasing aircraft and engines and meeting our contractual obligations as the agreements relating to our debt, including our junior subordinated debentures, indentures, term loan facilities, revolving credit facilities, and other financings do not entirely prohibit us from incurring additional debt. We also enter into financing commitments in the normal course of business, which we may be required to fund. If we are required to fund these commitments and are unable to do so, we could be liable for damages pursued against us or a loss of opportunity through default under contracts that are otherwise to our benefit could occur. We are therefore subject to the risks associated with debt financing and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavorable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets, and/or financial, competitive, business and other factors; and (v) if we are able to refinance our indebtedness, the terms of a refinancing may not be as favorable as the original terms for such indebtedness. If we are unable to refinance our indebtedness on acceptable terms, 14 or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, dispose of one or more of our assets on disadvantageous terms, or raise equity, causing dilution to existing stockholders. Our current financing arrangements require compliance with financial and other covenants and a failure to comply with such covenants could adversely affect our ability to operate. The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and adequate insurance coverage. These covenants may limit our flexibility in conducting our operations and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations. Regulatory and market changes may also result in higher borrowing costs and reduced access to credit. Future acquisitions and dispositions of businesses and investments are possible, changing the components of our assets and liabilities, and if unsuccessful or unfavorable, could reduce the value of the Company and its securities. Any future acquisitions or dispositions may result in significant changes in the composition of our assets and liabilities, as well as our business mix and prospects. Consequently, our financial condition, results of operations and the trading price of our securities may be affected by factors different from those affecting our financial condition, results of operations and trading price at the present time. We face numerous risks and uncertainties as we expand our business. We expect the growth and development of our business to come primarily from internal expansion and through acquisitions, investments, and strategic partnering. As we expand our business, there can be no assurance that financial controls, the level and knowledge of personnel, operational abilities, legal and compliance controls and other corporate support systems will be adequate to manage our business and growth. The ineffectiveness of any of these controls or systems could adversely affect our business and prospects. In addition, if we acquire new businesses and/or introduce new products, we face numerous risks and uncertainties concerning the integration of their controls and systems, including financial controls, accounting and data processing systems, management controls, other operations and adequate security. A failure to integrate these systems and controls, and even an inefficient integration of these systems and controls, could adversely affect our business and prospects. Our business strategy includes acquisitions, and acquisitions entail numerous risks, including the risk of management diversion and increased costs and expenses, all of which could negatively affect the Company’s ability to operate profitably. Our business strategy includes, among other things, strategic and opportunistic acquisitions. This element of our strategy entails several risks, including, but not limited to the diversion of management’s attention from other business concerns and the need to finance such acquisitions with additional equity and/or debt. In addition, once completed, acquisitions entail further risks, including: unanticipated costs and liabilities of the acquired businesses, including environmental liabilities, that could materially adversely affect our results of operations; difficulties in assimilating acquired businesses, preventing the expected benefits from the transaction from being realized or achieved within the anticipated time frame; negative effects on existing business relationships with suppliers and customers; and losing key employees of the acquired businesses. If our acquisition strategy is not successful or if acquisitions are not well integrated into our existing operations, the Company’s operations and business results could be negatively affected. Strategic ventures may increase risks applicable to our operations. We may enter into strategic ventures that pose risks, including a lack of complete control over the enterprise, and other potential unforeseen risks, any of which could adversely impact our financial results. We may occasionally enter into strategic ventures or investments with third parties in order to take advantage of favorable financing opportunities, to share capital or operating risk, or to earn management fees. These strategic ventures and investments may subject us to various risks, including those arising from our possessing limited decision-making rights in the enterprise or over related aircraft. If we were unable to resolve a dispute with a strategic partner in such a venture that retains material managerial veto rights, we might reach an impasse which may lead to operational difficulties in the venture and increases costs or the liquidation of our investment at a time and in a manner that would result in our losing some or all of our original investment and/or the occurrence of other losses, which could adversely impact our financial results. Rapid business expansions or new business initiatives may increase risk. Certain business initiatives, including expansions of existing businesses such as the relatively recent expansion at our commercial jet engines and parts segment and the establishment of an aircraft asset management business and an aircraft capital joint venture, may bring us into contact, directly or indirectly, with individuals and entities that are not within our traditional client and counterparty base and may expose us to new asset classes, new business plans and new markets. These business activities expose us to new and enhanced risks, greater regulatory scrutiny of these activities, increased credit-related, sovereign and operational risks, and reputational concerns regarding the manner in which these assets are being operated or held. There is no assurance that prior year activity and results will occur in future periods. Our policies and procedures may not be effective in ensuring compliance with applicable law. 15

Our policies and procedures designed to ensure compliance with applicable laws may not be effective in all instances to prevent violations. We could become subject to various governmental investigations, audits and inquiries, both formal and informal. Such investigations, regardless of their outcome, could be costly, divert management attention, and damage our reputation. The unfavorable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non- monetary sanctions and could materially affect our business or results of operations. Compliance with the regulatory requirements imposed on us as a public company results in significant costs that may have an adverse effect on our results. As a public company, we are subject to various regulatory requirements including, but not limited to, compliance with the rules and regulations of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Compliance with these rules and regulations results in significant additional costs to us both directly, through increased audit and consulting fees, and indirectly, through the time required by our limited resources to address such regulations. Deficiencies in our public company financial reporting and disclosures could adversely impact our reputation. As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation and financial condition. Management is responsible for establishing and maintaining adequate internal controls over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures on a timely basis, or at all. Some of these processes may be new for certain subsidiaries in our structure, and in the case of acquisitions, may take time to be fully implemented. Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under U.S. securities laws is recorded, processed, summarized and reported within the required time periods. Our policies and procedures governing disclosures may not ensure that all material information regarding us is disclosed in a proper and timely fashion or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated. Risks Related to Our Segment Operations The operating results of our segments may fluctuate, particularly our commercial jet engine and parts segment. The operating results of our four segments have varied from period to period and comparisons to results for preceding periods may not be meaningful. Due to a number of factors, including the risks described in this section, our operating results may fluctuate. These fluctuations may also be caused by, among other things: a. the economic health of the economy and the aviation industry in general; b. FedEx’s demand for the use of the services of our Air Cargo segment; c. the timing and number of purchases and sales of engines or aircraft; d. the timing and amount of maintenance reserve revenues recorded resulting from the termination of long-term leases, for which significant amounts of maintenance reserves may have accumulated; e. the termination or announced termination of production of particular aircraft and engine types; f. the retirement or announced retirement of particular aircraft models by aircraft operators; g. the operating history of any particular engine, aircraft or engine or aircraft model; h. the length of our operating leases; and i. the timing of necessary overhauls of engines and aircraft. These risks may reduce our operating segment’s results including particularly our commercial jet engines and parts segment. These risks may reduce the commercial jet engines and parts segment’s engine utilization rates, lease margins, maintenance reserve revenues and proceeds from engine sales, and result in higher legal, technical, maintenance, storage and insurance costs related to repossession and the cost of engines being off-lease. As a result of the foregoing and other factors, the availability of engines for lease or sale periodically experiences cycles of oversupply and undersupply of given engine models and generally. The incidence of an oversupply of engines may produce substantial decreases in engine lease rates and the appraised and resale value of engines and may increase the time and costs incurred to lease or sell engines. We anticipate that supply fluctuations from period to period will continue in the future. As a result, comparisons to results from preceding periods may not be meaningful and results of prior periods should not be relied upon as an indication of our future performance. Our Air Cargo Segment is dependent on a significant customer. Our Air Cargo business is significantly dependent on a contractual relationship with FedEx Corporation (“FedEx”), the loss of which would have a material adverse effect on our business, results of operations and financial position. In the fiscal year ended March 31, 2024, 36% of our consolidated operating revenues, and 91% of the operating revenues for our overnight air cargo segment, arose from services we provided to FedEx. While FedEx has been our customer since 1980 under similar terms, our current agreements may be terminated by FedEx upon 90 days’ written notice and FedEx may at any time terminate the lease of 16 any particular aircraft thereunder upon 10 days’ written notice. In addition, FedEx may terminate the dry-lease agreement with MAC or CSA upon written notice if 60% or more of MAC or CSA’s revenue (excluding revenues arising from reimbursement payments under the dry-lease agreement) is derived from the services performed by it pursuant to the respective dry-lease agreement, FedEx becomes its only customer, or either MAC or CSA employs less than six employees. As of the date of issuance of this report, FedEx would be permitted to terminate each of the dry-lease agreements under this provision. The loss of these contracts with FedEx would have a material adverse effect on our business, results of operations and financial position. Our dry-lease agreements with FedEx subject us to operating risks. Our dry-lease agreements with FedEx provide for the lease of specified aircraft by us in return for the payment of monthly rent with respect to each aircraft leased. The dry-lease agreements provide for the reimbursement by FedEx of our costs, without mark up, incurred in connection with the operation of the leased aircraft for the following: fuel, landing fees, third-party maintenance, parts and certain other direct operating costs. Under the dry-lease agreements, certain operational costs incurred by us in operating the aircraft are not reimbursed by FedEx at cost, and such operational costs are borne solely by us. An increase in unreimbursed operational costs would negatively affect our results of operations. Because of our dependence on FedEx, we are subject to the risks that may affect FedEx’s operations. Because of our dependence on FedEx, we are subject to the risks that may affect FedEx’s operations. These risks are discussed in FedEx’s periodic reports filed with the SEC including its Annual Report on Form 10-K for the fiscal year ended May 31, 2023. These risks include but are not limited to the following: • Economic conditions in the global markets in which it operates; • Its ability to successfully implement its business strategy and global transformation program and consolidate its operating companies into one organization; • Effectively respond to change in market dynamics and achieve the anticipated benefits of such strategies and actions while managing risks; • Its ability to achieve its cost reduction initiatives and financial performance goals; • The timing and amount of costs related to its global transformation program and other ongoing initiatives; • Damage to its reputation or loss of brand equity; • Changes in the business or financial soundness of the U.S. Postal Service or its relationship with FedEx, including strategic changes to its operations or reduce its reliance on the air network of FedEx Express; • Its ability to meet its labor and purchased transportation needs while controlling related costs; • A significant data breach or other disruption to its technology infrastructure; • The impact of a widespread outbreak of an illness or any other communicable disease or public health crises; • Anti-trade measures and additional changes in international trade policies and relations; • The effects of any international conflicts or terrorist activities, including as a result of the current conflict between Russia and Ukraine and Israel and Hamas; • Changes in fuel prices or currency exchange rates; • Its ability to match capacity to shifting volume levels; • The effect of intense competition; • An increase in self-insurance accruals and expenses; • Failure to receive or collect expected insurance coverage; • Its ability to effectively operate, integrate, and grow acquired businesses and realize the anticipated benefits of acquisitions or other strategic transactions; • Noncash impairment charges related to its goodwill and certain deferred tax assets; • The future rate of e-commerce growth and levels of inventory restocking; • Evolving or new U.S. domestic or international laws and government regulations, policies, and actions; • Future guidance, regulations, interpretations, challenges, or judicial decisions related to its tax positions; • Any inability to quickly and effectively restore operations following adverse weather or a localized disaster or disturbance in a key geography; • Legal challenges or changes related to service providers engaged by FedEx Ground and the drivers providing services on their behalf and the coverage of U.S. employees at FedEx Express under the Railway Labor Act of 1926, as amended; • Any liability resulting from and the costs of defending against litigation; • Its ability to achieve or demonstrate progress on its goal of carbon-neutral operations by 2040; • The regulatory environment for global aviation or other transportation rights; • Other risks and uncertainties, including: • the increasing costs of compliance with federal, state and foreign governmental agency mandates (including the Foreign Corrupt Practices Act and the U.K. Bribery Act) and defending against inappropriate or unjustified enforcement or other actions by such agencies; • changes in foreign currency exchange rates, especially in the euro, Chinese yuan, British pound, Canadian dollar, Australian dollar, Hong Kong dollar, Mexican peso, Japanese yen and Brazilian real, which can affect our sales levels and foreign currency sales prices; • any liability resulting from and the costs of defending against class-action, derivative and other litigation, such as wage-and-hour, joint employment, securities and discrimination and retaliation claims, and any other legal or governmental proceedings; 17

• the impact of technology developments on its operations and on demand for its services, and its ability to continue to identify and eliminate unnecessary information-technology redundancy and complexity throughout the organization; • governmental underinvestment in transportation infrastructure, which could increase its costs and adversely impact its service levels due to traffic congestion, prolonged closure of key thoroughfares or sub-optimal routing of its vehicles and aircraft; • disruptions in global supply chains, which can limit the access of FedEx and its service providers to vehicles and other key capital resources and increase its costs; • stockholder activism, which could divert the attention of management and its board of directors from its business, hinder execution of its business strategy, give rise to perceived uncertainties as to our future and cause the price of its Common Stock to fluctuate significantly; and, • constraints, volatility or disruption in the capital markets, its ability to maintain its current credit ratings, commercial paper ratings, and senior unsecured debt and pass-through certificate credit ratings, and its ability to meet credit agreement financial covenants. • widespread outbreak of an illness or any other communicable disease, or any other public health crisis; A material reduction in the aircraft we fly for FedEx could materially adversely affect our business and results of operations. Under our agreements with FedEx, we are not guaranteed a number of aircraft or routes we are to fly and FedEx may reduce the number of aircraft we lease and operate upon 10 days’ written notice. Our compensation under these agreements, including our administrative fees, depends on the number of aircraft leased to us by FedEx. Any material permanent reduction in the aircraft we operate could materially adversely affect our business and results of operations. A temporary reduction in any period could materially adversely affect our results of operations for that period. Sales of deicing equipment can be affected by weather conditions. Our ground equipment sales segment’s deicing equipment is used to deice commercial and military aircraft. The extent of deicing activity depends on the severity of winter weather. Mild winter weather conditions permit airports to use fewer deicing units, since less time is required to deice aircraft in mild weather conditions. As a result, airports may be able to extend the useful lives of their existing units, reducing the demand for new units. We are affected by the risks faced by commercial aircraft operators and MRO companies because they are our customers. Commercial aircraft operators are engaged in economically sensitive, highly cyclical and competitive businesses. We are a supplier to commercial aircraft operators and MROs. As a result, we are indirectly affected by all of the risks facing commercial aircraft operators and MROs, with such risks being largely beyond our control. Our results of operations depend, in part, on the financial strength of our customers and our customers’ ability to compete effectively in the marketplace and manage their risks. Our engine values and lease rates, which are dependent on the status of the types of aircraft on which engines are installed, and other factors, could decline. The value of a particular model of engine depends heavily on the types of aircraft on which it may be installed and the available supply of such engines. Values of engines generally tend to be relatively stable so long as there is sufficient demand for the host aircraft. However, the value of an engine may begin to decline rapidly once the host aircraft begins to be retired from service and/or used for spare parts in significant numbers. Certain types of engines may be used in significant numbers by commercial aircraft operators that are currently experiencing financial difficulties. If such operators were to go into liquidation or similar proceedings, the resulting over-supply of engines from these operators could have an adverse effect on the demand for the affected engine types and the values of such engines. Upon termination of a lease, we may be unable to enter into new leases or sell the airframe, engine or its parts on acceptable terms. We directly or indirectly own the engines or aircraft that we lease or sell to customers and bear the risk of not recovering our entire investment through leasing and selling the engines or aircraft. Upon termination of a lease, we seek to enter a new lease or to sell or part-out the engine or aircraft. We also selectively sell engines on an opportunistic basis. We cannot give assurance that we will be able to find, in a timely manner, a lessee or a buyer for our engines or aircraft coming off-lease or for their associated parts. If we do find a lessee, we may not be able to obtain satisfactory lease rates and terms (including maintenance and redelivery conditions), and we cannot guarantee that the creditworthiness of any future lessee will be equal to or better than that of the existing lessees of our engines. Because the terms of engine leases may be less than 12 months, we may frequently need to remarket engines. We face the risk that we may not be able to keep our engines on lease consistently. Failures by lessees to meet their maintenance and recordkeeping obligations under our leases could adversely affect the value of our leased engines and aircraft which could affect our ability to re-lease the engines and aircraft in a timely manner following termination of the leases. The value and income producing potential of an engine or aircraft depends heavily on it being maintained in accordance with an approved maintenance system and complying with all applicable governmental directives and manufacturer requirements. In 18 addition, for an engine or aircraft to be available for service, all records, logs, licenses and documentation relating to maintenance and operations of the engine or aircraft must be maintained in accordance with governmental and manufacturer specifications. Under our leases, our lessees are primarily responsible for maintaining our aircraft and engines and complying with all governmental requirements applicable to the lessee and the aircraft and engines, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. However, over time, certain lessees have experienced, and may experience in the future, difficulties in meeting their maintenance and recordkeeping obligations as specified by the terms of our leases. Failure by our lessees to maintain our assets in accordance with requirements could negatively affect the value and desirability of our assets and expose us to increased maintenance costs that may not be sufficiently covered by supplemental maintenance rents paid by such lessees. Our ability to determine the condition of the engines or aircraft and whether the lessees are properly maintaining our assets is generally limited to the lessees’ reporting of monthly usage and any maintenance performed, confirmed by periodic inspections performed by us and third parties. A lessee’s failure to meet its maintenance or recordkeeping obligations under a lease could result in: • a grounding of the related engine or aircraft; • a repossession that would likely cause us to incur additional and potentially substantial expenditures in restoring the engine or aircraft to an acceptable maintenance condition; • a need to incur additional costs and devote resources to recreate the records prior to the sale or lease of the engine or aircraft; • a decline in the market value of the aircraft or engine resulting in lower revenues upon a subsequent lease or sale; • loss of lease revenue while we perform refurbishments or repairs and recreate records; and • a lower lease rate and/or shorter lease term under a new lease entered into by us following repossession of the engine or aircraft. Any of these events may adversely affect the value of the engine, unless and until remedied, and reduce our revenues and increase our expenses. If an engine is damaged during a lease and we are unable to recover from the lessee or though insurance, we may incur a loss. We may experience losses and delays in connection with repossession of engines or aircraft when a lessee defaults. We may not be able to repossess an engine or aircraft when the lessee defaults, and even if we are able to repossess the engine or aircraft, we may have to expend significant funds in the repossession, remarketing and leasing of the asset. When a lessee defaults and such default is not cured in a timely manner, we typically seek to terminate the lease and repossess the engine or aircraft. If a defaulting lessee contests the termination and repossession or is under court protection, enforcement of our rights under the lease may be difficult, expensive and time-consuming. We may not realize any practical benefits from our legal rights and we may need to obtain consents to export the engine or aircraft. As a result, the relevant asset may be off-lease or not producing revenue for a prolonged period of time. In addition, we will incur direct costs associated with repossessing our engine or aircraft, including, but not limited to, legal and similar costs, the direct costs of transporting, storing and insuring the engine or aircraft, and costs associated with necessary maintenance and recordkeeping to make the asset available for lease or sale. During this time, we will realize no revenue from the leased engine or aircraft, and we will continue to be obligated to pay any debt financing associated with the asset. If an engine is installed on an airframe, the airframe may be owned by an aircraft lessor or other third party. Our ability to recover engines installed on airframes may depend on the cooperation of the airframe owner. Our commercial jet engine and parts segment and its customers operate in a highly regulated industry and changes in laws or regulations may adversely affect our ability to lease or sell our engines or aircraft. Certain of the laws and regulations applicable to our business, include: Licenses and consents. A number of our leases require specific governmental or regulatory licenses, consents or approvals. These include consents for certain payments under the leases and for the export, import or re-export of our engines or aircraft. Consents needed in connection with future leasing or sale of our engines or aircraft may not be received timely or have economically feasible terms. Any of these events could adversely affect our ability to lease or sell engines or aircraft. Export/import regulations. The U.S. Department of Commerce (the “Commerce Department”) regulates exports. We are subject to the Commerce Department’s and the U.S. Department of State’s regulations with respect to the lease and sale of engines and aircraft to foreign entities and the export of related parts. These Departments may, in some cases, require us to obtain export licenses for engines exported to foreign countries. The U.S. Department of Homeland Security, through the U.S. Customs and Border Protection, enforces regulations related to the import of engines and aircraft into the United States for maintenance or lease and imports of parts for installation on our engines and aircraft. Restriction Lists. We are prohibited from doing business with persons designated by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) on its “Specially Designated Nationals List,” and must monitor our operations and existing and potential lessees and other counterparties for compliance with OFAC’s rules. Similarly, sanctions issued by the United Nations, the U.S. government, the European Union or other foreign governments could prohibit or restrict us from doing business in certain countries or with certain persons. As a result, we must monitor our operations and existing and potential lessees and other counterparties for compliance with such sanctions. Anti-corruption Laws. As a U.S. corporation with international operations, we are required to comply with a number of U.S. and international laws and regulations which combat corruption. For example, the U.S. Foreign Corrupt Practices Act (the 19

“FCPA”) and similar world-wide anti-bribery laws generally prohibit improper payments to foreign officials for the purpose of influencing any official act or decision or securing any improper advantage. The scope and enforcement of such anti-corruption laws and regulations may vary. Although our policies expressly mandate compliance with the FCPA and similarly applicable laws, there can be no assurance that none of our employees or agents will take any action in violation of our policies. Violations of such laws or regulations could result in substantial civil or criminal fines or penalties. Actual or alleged violations could also damage our reputation, be expensive to defend, and impair our ability to do business. Civil aviation regulation. Users of engines and aircraft are subject to general civil aviation authorities, including the FAA and the EASA, who regulate the maintenance of engines and issue airworthiness directives. Airworthiness directives typically set forth special maintenance actions or modifications to certain engine and aircraft types or a series of specific engines that must be implemented for the engine or aircraft to remain in service. Also, airworthiness directives may require the lessee to make more frequent inspections of an engine, aircraft or particular engine parts. Each lessee of an engine or aircraft generally is responsible for complying with all airworthiness directives. However, if the engine or aircraft is off lease, we may be forced to bear the cost of compliance with such airworthiness directives. Additionally, even if the engine or aircraft is leased, subject to the terms of the lease, if any, we may still be forced to share the cost of compliance. Our aircraft, engines and parts could cause damage resulting in liability claims. Our aircraft, engines or parts could cause bodily injury or property damage, exposing us to liability claims. Our leases require our lessees to indemnify us against these claims and to carry insurance customary in the air transportation industry, including general liability and property insurance at agreed upon levels. However, we cannot guarantee that one or more catastrophic events will not exceed insurance coverage limits or that lessees’ insurance will cover all claims that may be asserted against us. Any insurance coverage deficiency or default by lessees under their indemnification or insurance obligations may reduce our recovery of losses upon an event of loss. We have risks in managing our portfolio of aircraft and engines to meet customer needs. The relatively long-life cycles of aircraft and jet engines can be shortened by world events, government regulation or customer preferences. We seek to manage these risks by trying to anticipate demand for particular engine and aircraft types, maintaining a portfolio mix of engines that we believe is diversified, has long-term value and will be sought by lessees in the global market for jet engines, and by selling engines and aircraft that we expect will not experience obsolescence or declining usefulness in the foreseeable future. There is no assurance that the engine and aircraft types owned or acquired by us will meet customer demand. Liens on our engines or aircraft could exceed the value of such assets, which could negatively affect our ability to repossess, lease or sell a particular engine or aircraft. Liens that secure the payment of repairers’ charges or other liens may, depending on the jurisdiction, attach to engines and aircraft. Engines also may be installed on airframes to which liens unrelated to the engines have attached. These liens may secure substantial sums that may, in certain jurisdictions or for certain types of liens, exceed the value of the particular engine or aircraft to which the liens have attached. In some jurisdictions, a lien may give the holder the right to detain or, in limited cases, sell or cause the forfeiture of the engine or aircraft. Such liens may have priority over our interest as well as our creditors’ interest in the engines or aircraft. These liens and lien holders could impair our ability to repossess and lease or sell the engines or aircraft. We cannot give assurance that our lessees will comply with their obligations to discharge third-party liens on our assets. If they do not, we may, in the future, find it necessary to pay the claims secured by such liens to repossess such assets. In certain countries, an engine affixed to an aircraft may become an addition to the aircraft and we may not be able to exercise our ownership rights over the engine. In certain jurisdictions, an engine affixed to an aircraft may become an addition to the aircraft such that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner’s obligations to a third-party, the security interest in the aircraft may supersede our rights as owner of the engine. Such a security interest could limit our ability to repossess an engine located in such a jurisdiction in the event of a lessee bankruptcy or lease default. We may suffer a loss if we are not able to repossess engines leased to lessees in these jurisdictions. Higher or volatile fuel prices could affect the profitability of the aviation industry and our lessees’ ability to meet their lease payment obligations to us. Historically, fuel prices have fluctuated widely depending primarily on international market conditions, geopolitical and environmental factors and events and currency exchange rates. Natural and other disasters can also significantly affect fuel availability and prices. The cost of fuel represents a major expense to airlines that is not within their control, and significant increases in fuel costs or hedges that inaccurately assess the direction of fuel costs can materially and adversely affect their operating results. Due to the competitive nature of the aviation industry, operators may be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully offsets the increased fuel costs they may incur. In addition, they may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. The profitability and liquidity of those airlines that do hedge their fuel costs can also be adversely affected by swift movements in fuel prices if such airlines are required to post cash collateral under hedge agreements. Therefore, if for any reason fuel prices return to historically high levels or show significant volatility, our lessees are likely to incur higher costs or generate lower revenues, which may affect their ability to meet their obligations to us. 20

Interruptions in the capital markets could impair our lessees’ ability to finance their operations, which could prevent the lessees from complying with payment obligations to us. The global financial markets can be highly volatile and the availability of credit from financial markets and financial institutions can vary substantially depending on developments in the global financial markets. Our lessees depend on banks and the capital markets to provide working capital and to refinance existing indebtedness. To the extent such funding is unavailable, or available only on unfavorable terms, and to the extent financial markets do not provide equity financing as an alternative, our lessees’ operations and operating results may be materially and adversely affected and they may not comply with their respective payment obligations to us. Our lessees may fail to adequately insure our aircraft or engines which could subject us to additional costs. While an aircraft or engine is on lease, we do not directly control its operation. Nevertheless, because we hold title to the aircraft or engine, we could, in certain jurisdictions, be held liable for losses resulting from its operation. At a minimum, we may be required to expend resources in our defense. We require our lessees to obtain specified levels of insurance and indemnify us for, and insure against, such operational liabilities. However, some lessees may fail to maintain adequate insurance coverage during a lease term, which, although constituting a breach of the lease, would require us to take some corrective action, such as terminating the lease or securing insurance for the aircraft or engines. Therefore, our lessees’ insurance coverage may not be sufficient to cover all claims that could be asserted against us arising from the operation of our aircraft or engines. Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations to us will reduce the insurance proceeds that we would otherwise be entitled to receive in the event we are sued and are required to make payments to claimants. Moreover, our lessees’ insurance coverage is dependent on the financial condition of insurance companies and their ability to pay claims. A reduction in insurance proceeds otherwise payable to us as a result of any of these factors could materially and adversely affect our financial results. If our lessees fail to cooperate in returning our aircraft or engines following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions. Our legal rights and the relative difficulty of repossession vary significantly depending on the jurisdiction in which an aircraft or engines are located. We may need to obtain a court order or consents for de-registration or re-export, a process that can differ substantially from county to country. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may also apply. For example, certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease, to assign it to a third party, or to entitle the lessee or another third party to retain possession of the aircraft or engines without paying lease rentals or performing all or some of the obligations under the relevant lease. Certain of our lessees may be partially or wholly-owned by government-related entities, which can further complicate our efforts to repossess our aircraft or engines in that government’s jurisdiction. If we encounter any of these difficulties, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft or engines. When conducting a repossession, we are likely to incur significant costs and expenses that are unlikely to be recouped. These include legal and other expenses related to legal proceedings, including the cost of posting security bonds or letters of credit necessary to effect repossession of the aircraft or engines, particularly if the lessee is contesting the proceedings or is in bankruptcy. We must absorb the cost of lost revenue for the time the aircraft or engines are off-lease. We may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and are necessary to put the aircraft or engines in suitable condition for re-lease or sale. We may also incur significant costs in retrieving or recreating aircraft records required for registration of the aircraft and in obtaining the certificate of airworthiness for an aircraft. It may be necessary to pay to discharge liens or pay taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessee may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft or engines. If our lessees fail to discharge aircraft liens for which they are responsible, we may be obligated to pay to discharge the liens. In the normal course of their businesses, our lessees are likely to incur aircraft and engine liens that secure the payment of airport fees and taxes, custom duties, Eurocontrol and other air navigation charges, landing charges, crew wages, and other liens that may attach to our aircraft. Aircraft may also be subject to mechanic’s liens as a result of routine maintenance performed by third parties on behalf of our customers. Some of these liens can secure substantial sums, and if they attach to entire fleets of aircraft, as permitted for certain kinds of liens, they may exceed the value of the aircraft itself. Although the financial obligations relating to these liens are the contractual responsibility of our lessees, if they fail to fulfill their obligations, the liens may ultimately become our financial responsibility. Until they are discharged, these liens could impair our ability to repossess, re-lease or sell our aircraft or engines. In some jurisdictions, aircraft and engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft. If we are obliged to pay a large amount to discharge a lien, or if we are unable take possession of our aircraft subject to a lien in a timely and cost-effective manner, it could materially and adversely affect our financial results. If our lessees encounter financial difficulties and we restructure or terminate our leases, we are likely to obtain less favorable lease terms. 21

If a lessee delays, reduces, or fails to make rental payments when due, or has advised us that it will do so in the future, we may elect or be required to restructure or terminate the lease. A restructured lease will likely contain terms that are less favorable to us. If we are unable to agree on a restructuring and we terminate the lease, we may not receive all or any payments still outstanding, and we may be unable to re-lease the aircraft or engines promptly and at favorable rates, if at all. Withdrawal, suspension or revocation of governmental authorizations or approvals could negatively affect our business. We are subject to governmental regulation and our failure to comply with these regulations could cause the government to withdraw or revoke our authorizations and approvals to do business and could subject us to penalties and sanctions that could harm our business. Governmental agencies throughout the world, including the FAA, highly regulate the manufacture, repair and operation of aircraft operated in the United States and equivalent regulatory agencies in other countries, such as the EASA in Europe, regulate aircraft operated in those countries. With the aircraft, engines and related parts that we purchase, lease and sell to our customers, we include documentation certifying that each part complies with applicable regulatory requirements and meets applicable standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. With respect to a particular engine or engine component, we utilize FAA and/or EASA certified repair stations to repair and certify engines and components to ensure marketability. The revocation or suspension of any of our material authorizations or approvals would have an adverse effect on our business, financial condition and results of operations. New and more stringent government regulations, if enacted, could have an adverse effect on our business, financial condition and results of operations. In addition, certain product sales to foreign countries require approval or licensing from the U.S. government. Denial of export licenses could reduce our sales to those countries and could have a material adverse effect on our business. Risks Related to Environmental, Social, and Governance Issues Climate change, related legislative and regulatory responses to climate change, and the transition to a lower carbon economy may adversely affect our business. There is increasing concern that a gradual rise in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe, an increase in the frequency, severity, and duration of extreme weather conditions and natural disasters, and water scarcity and poor water quality. These events could also compound adverse economic conditions. To the extent that significant changes in the climate occur in areas where our businesses are located or operate, we may experience extreme weather and/or changes in precipitation and temperature, all of which may result in physical damage to, or a decrease in demand for, our properties located in these areas or affected by these conditions and could negatively impact our operations. In addition, changes in federal, state, and local legislation and regulation based on concerns about climate change, including regulations aimed at limiting greenhouse gas emissions and the implementation of “green” building codes, could result in increased capital expenditures without a corresponding increase in revenue. Any assessment of the potential impact of future climate change legislation, regulations, or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change. We are subject to risks from natural disasters such as earthquakes and severe weather (the frequency and severity of which may be impacted by climate change), which may include more frequent or severe storms, extreme temperatures and ambient temperature increases, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition. Natural disasters, severe weather such as earthquakes, tornadoes, wind, or floods, and wildfires may result in significant damage to our properties or disruption of our operations. The extent of casualty losses and loss of income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. Additional consequences of severe weather could include increased insurance premiums and deductibles or a decrease in the availability of coverage. Environmentally hazardous conditions could potentially adversely affect us. Under various federal, state, and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by applicable environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources, or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. The cost of defending against environmental claims, of compliance with environmental regulatory requirements, or of remediating any contaminated property could materially and adversely affect us. 22

We are subject to increasing scrutiny from investors and others regarding our environmental, social, governance, or sustainability responsibilities, which could result in additional costs or risks and adversely impact our reputation, associate retention, and ability to raise capital from such investors. Investor advocacy groups, certain institutional investors, investment funds, other market participants, and stakeholders have focused increasingly on the Environmental, Social and Governance (“ESG” or “sustainability”) practices of companies, including those associated with climate change. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our reputation and associate retention may be negatively impacted based on an assessment of our ESG practices. Any sustainability disclosures we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, associate health and safety practices, human capital management, product quality, supply chain management, and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. In addition, investors may decide to refrain from investing in us as a result of their assessment of our approach to and consideration of the ESG factors. Risks Related to Air T Funding The ranking of the Company’s obligations under the Junior Subordinated Debentures and the guarantee creates a risk that Air T Funding may not be able to pay amounts due to holders of the Capital Securities. The ability of Air T Funding to pay amounts due to holders of the Capital Securities is solely dependent upon the Company making payments on the Junior Subordinated Debentures as and when required. All obligations of the Company under the Guarantee, the Junior Subordinated Debentures and other documents are unsecured and rank subordinate and junior in right of payment to all current and future Senior and Subordinated Debt, the amount of which is unlimited. As of March 31, 2024, the aggregate outstanding Senior and Subordinated Debt of the Company was approximately $34.2 million. None of the Indenture, the Guarantee or the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior and Subordinated Debt that may be incurred by the Company or its subsidiaries. Further, there is no limitation on the Company’s ability to issue additional Junior Subordinated Debentures in connection with any further offerings of Capital Securities, and such additional debentures would rank pari passu with the Junior Subordinated Debentures. Furthermore, payment of amounts due on the Junior Subordinated Debentures could adversely effect the Company’s cash flow and liquidity and financial condition. The Company has the option to extend the interest payment period; tax consequences of a deferral of interest payments. So long as no Debenture Event of Default (as defined herein) has occurred and is continuing, at any time on or after, June 7, 2024, the Company has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Capital Securities by Air T Funding will be deferred (and the amount of Distributions to which holders of the Capital Securities are entitled will accumulate additional amounts thereon at the rate of 8% per annum, compounded quarterly, from the relevant payment date for such Distributions, to the extent permitted by applicable law) during any such Extension Period. During any such Extension Period, the Company will be prohibited from making certain payments or distributions with respect to the Company’s capital stock (including dividends on or redemptions of common or preferred stock) and from making certain payments with respect to any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures; however, the Company will NOT be restricted from (a) paying dividends or distributions in Common Stock of the Company, (b) redeeming rights or taking certain other actions under a stockholders’ rights plan, (c) making payments under the Guarantee or (d) making purchases of Common Stock generally or related to the issuance of Common Stock or rights under any of the Company’s benefit plans for its directors, officers or employees. Further, during an Extension Period, the Company would have the ability to continue to make payments on Senior and Subordinated Debt. As of March 31, 2024, the aggregate outstanding Senior and Subordinated Debt of the Company was approximately $34.2 million. Prior to the termination of any Extension Period, the Company may further extend such Extension Period provided that such extension does not cause such Extension Period to exceed 20 consecutive quarters or to extend beyond the Stated Maturity. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the annual rate of 8%, compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period subject to the above requirements. There is no limitation on the number of times that the Company may elect to begin an Extension Period. Tax event redemption or investment company act redemption Upon the occurrence and during the continuation of a Tax Event or an Investment Company Event, the Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) at 100% of the principal amount together with accrued but unpaid interest to the date fixed for redemption within 90 days following the occurrence of such Tax Event or Investment Company Event and therefore cause a mandatory redemption of the Trust Securities. A “Tax Event” means the receipt by the Company and Air T Funding of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of 23 any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the original issuance of the Capital Securities, there is more than an insubstantial risk that (i) Air T Funding is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, or (iii) Air T Funding is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. An “Investment Company Event” means the receipt by the Company and Air T Funding of an opinion of counsel experienced in such matters to the effect that, as a result of any change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, Air T Funding is or will be considered an “investment company” that is required to be registered under the Investment Company Act, which change becomes effective on or after the original issuance of the Capital Securities. The Company may cause the Junior Subordinated Debentures to be distributed to the holders of the Capital Securities. The Company will have the right at any time to terminate Air T Funding and cause the Junior Subordinated Debentures to be distributed to the holders of the Capital Securities in liquidation of Air T Funding. Because holders of the Capital Securities may receive Junior Subordinated Debentures in liquidation of Air T Funding and because Distributions are otherwise limited to payments on the Junior Subordinated Debentures, prospective purchasers of the Capital Securities are also making an investment decision with regard to the Junior Subordinated Debentures. There are limitations on direct actions against the Company and on rights under the guarantee. Under the Guarantee, the Company guarantees the payment of Distributions by Air T Funding and payments on liquidation of or redemption of the Capital Securities (subordinate to the right to payment of Senior and Subordinated Debt of the Company) to the extent of funds held by Air T Funding. If Air T Funding has insufficient funds to pay Distributions on the Capital Securities (i.e., if the Company has failed to make required payments under the Junior Subordinated Debentures), a holder of the Capital Securities would have the right to institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Capital Securities of such holder (a “Direct Action”). Except as described herein, holders of the Capital Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures. Under the Guarantee, Delaware Trust Company will act as indenture trustee (the “Guarantee Trustee”). The holders of not less than a majority in aggregate Liquidation Amount of the Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee Agreement. Any holder of the Capital Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against Air T Funding, the Guarantee Trustee or any other person or entity. The Trust Agreement provides that each holder of the Capital Securities by acceptance thereof agrees to the provisions of the Guarantee Agreement and the Indenture. The covenants in the Indenture are limited. The covenants in the Indenture are limited, and there are no covenants relating to the Company in the Trust Agreement. As a result, neither the Indenture nor the Trust Agreement protects holders of Junior Subordinated Debentures, or Capital Securities, respectively, in the event of a material adverse change in the Company’s financial condition or results of operations or limits the ability of the Company or any subsidiary to incur additional indebtedness. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether the Company will be able to comply with its obligations under the Junior Subordinated Debentures or the Guarantee. Holders of the Capital Securities will generally have limited voting rights. Holders of the Capital Securities will generally have limited voting rights relating only to the modification of the Capital Securities and certain other matters described herein. In the event that (i) there is a Debenture Event of Default (as defined herein) with respect to the Junior Subordinated Debentures (see “Description of the Junior Subordinated Debentures -- Events of Default”), (ii) the Property Trustee fails to pay any distribution on the Capital Securities for 30 days (subject to deferral of distributions as provided under “Description of the Capital Securities -- Extension Periods”), (iii) the Property Trustee fails to pay the redemption price on the Capital Securities when due upon redemption, (iv) the Property Trustee fails to observe a covenant in the Trust Agreement for the Capital Securities for 60 days after receiving a Notice of Default, or (v) the Property Trustee is declared bankrupt or insolvent and not replaced by the Company within 60 days, the holders of a majority of the outstanding Capital Securities will be able to remove the Property Trustee and the Indenture Trustee (but not the Administrative Trustees who may only be removed by the Company as holder of the Common Securities). 24

Item 1B. Unresolved Staff Comments Not applicable. Item 1C. Cybersecurity Cybersecurity Risk Management and Strategy To effectively prevent, detect, and respond to cybersecurity threats, the Company employs a multi-faceted cybersecurity risk management program supervised by our Vice President of Technology (VP of Tech), who reports directly to our CEO. The VP of Tech is responsible for leading our enterprise cybersecurity strategy. This responsibility includes establishing processes designed to prevent and monitor potential cybersecurity risks, assessing potential cybersecurity incidents, implementing mitigation measures, and maintaining the cybersecurity program itself. We do this so that we can continuously enhance our cybersecurity capabilities and strengthen our defensive posture. Our capabilities, processes, and other security measures also include, without limitation: • Endpoint Detection and Response software, which monitors for malicious activities on external-facing endpoints (computers, servers, etc.). • Managed Detection and Response partnership with a third-party security firm, which monitors these endpoints on a continual basis. • Cloud monitoring, running on primary public and private cloud environments. • Disaster recovery and incident response plans, including a ransomware response plan. • Training for all personnel with access to digital assets. Cybersecurity risk management is an integral part of overall enterprise risk management. As part of its enterprise risk management efforts, the Board of Directors meets with the executive leadership team to assess and respond to critical business risks. These assessments include a review of our cybersecurity programs, as well as an overview of trending cyber threats based on industry intelligence and potential mitigation strategies. Performing these assessments regularly enables the Company to determine key business objectives and the IT assets and capabilities needed to achieve them. In addition, the assessments also provide the executive leadership and the Board of Directors an understanding of the Company’s security landscape and allows it to prepare to respond to threats. Cybersecurity threats continue to be identified as one of the Company’s significant risks, with our VP of Tech assigned as the risk owner. Our VP of Tech has developed expertise in cybersecurity and compliance, enterprise architecture and road mapping, data analytics and customer service through his eighteen years of experience in the information technology space including over thirteen years in senior leadership roles. He is currently a Certified Information Systems Security Professional (CISSP) and he holds a Master's degree in Software from the University of St. Thomas. Governance The Board of Directors has delegated primary responsibility for the oversight of cybersecurity and information technology risks, and the Company’s preparedness for these risks, to the Audit Committee. The Audit Committee serves and functions as the Board of Directors primary oversight body to monitor the Company’s cybersecurity and related information technology risks. The Audit Committee receives periodic updates from the VP of Tech on the Company’s policies, processes, procedures, and any significant development related to the identification, mitigation and remediation of cybersecurity risks.The Audit Committee ensures that the VP of Tech provides to the Board of Directors annual updates on our cybersecurity and information technology risk. These annual updates include topics related to our cybersecurity programs and mitigation strategies, trends in cybersecurity, and other cybersecurity-related developments. We may engage third-party advisors to monitor threats and to scan for vulnerabilities. When a cybersecurity threat or incident is identified by our third-party advisor, it is reported directly to our VP of Tech. The VP of Tech in conjunction with professionals throughout the organization, including information technology specialists, accountants, and lawyers, determine severity and response, then manage it to conclusion in accordance with our cybersecurity incident response processes. We may engage third party advisors as part of our incident response processes to assist with digital forensics among other efforts. The VP of Tech, together with the cross-functional team, report material or potentially material incidents to our executive leadership and the Audit Committee. The VP of Tech provides further updates regarding root causes and remediation efforts. In the event the Company determines it has experienced a material cybersecurity incident the Board of Directors is notified. In an effort to deter and detect cyber threats, we engage a third-party service provider to periodically provide all employees with a data protection and cybersecurity awareness training program, which covers timely and relevant topics, including phishing, password protection, confidential data protection, asset use and mobile security, and further educates employees on the importance of and process for reporting all potential incidents immediately. The Company continuously monitors the risk associated with its third-party service providers. The Company mandates that our key third-party service providers undergo an annual SOC 1 audit, which assist in identifying risks from cybersecurity threats. In cases where a waiver is granted, the Company ensures that alternative measures are in place to maintain rigorous oversight. The Company reviews all SOC1 audit reports to ensure our third-party service providers are maintaining adequate IT security and business process controls. This review process is part of our commitment to confirming that these third-party service providers are safeguarding our operations and data integrity. 25

We sustained a cybersecurity attack in May 2022 involving ransomware that caused a network disruption and impacted certain of our systems. Upon detection, we undertook steps to address the incident, including engaging a team of third-party forensic experts and notifying law enforcement. We restored network systems and resumed normal operations. The Company did not pay any ransomware and the attack did not materially affect the Company's business strategy, results of operations, or financial condition. We have taken actions to improve our existing systems such as adding multi-factor authentication and to improve employee training and security competency. We have not identified any other cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Please refer to our Risk Factors in Item 1A for more information on the risks associated with cybersecurity attacks. Item 2. Properties. The Company owns approximately 4.626 acres and a 13,000 square foot office building in Denver, North Carolina, which houses the operations of Air T and MAC and a 55,000 square foot office building in St. Louis Park, Minnesota that is partially leased to tenants and is the location of the Company's Minnesota executive office. On April 13, 2023, the Company signed a lease agreement to move the operations of Air T to Charlotte, North Carolina. The lease is for 4,900 square feet of office space that commenced on July 1, 2023 and will expire on November 30, 2028 with the option to extend the lease for one additional three year term. The Company leases approximately 1,950 square feet of office space and approximately 4,800 square feet of hangar space at the Ford Airport in Iron Mountain, Michigan. CSA’s operations are headquartered at these facilities which are leased from a third party under an annually renewable agreement. The Company leases approximately 53,000 square feet of a 66,000 square foot aircraft maintenance facility located in Kinston, North Carolina under an agreement that extends through January 2028, with the option to extend the lease for three additional five-year periods thereafter. The rental rate under the lease increases by increments for each of the five-year renewal periods. GGS leases a 112,500 square foot production facility in Olathe, Kansas. The facility is leased from a third party under a lease agreement, which expires in August 2024. On June 6th, 2024, GGS entered into an agreement to extend the current lease for an additional five years through August 31, 2029. As of March 31, 2024, the Company leased hangar, maintenance and office space from third parties at a variety of other locations, at prevailing market terms. Contrail leases a 21,000 square foot facility in Verona, Wisconsin. This is a lease from a related party. See Note 14 “Related Party Matters” of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report. This lease expires on July 17, 2026. Contrail also leases a 1,453 square foot office space in Denver, Colorado. The lease was a 60 month lease that extended through June 2026. As part of the formation of Crestone and transition of certain Contrail's employees to Crestone, Contrail terminated this lease prior to its expiration in 2026. Crestone entered into a lease agreement of a 1,663 square foot office space in Glendale, Colorado on September 1, 2022. On January 1, 2024, Crestone entered into an amended lease agreement which terminated the 1,663 square foot office space and leased new premises of 3,698 square feet of office space located in Glendale, Colorado. The amended lease expires in August 2027. Jet Yard leases approximately 48.5 acres of land from Pinal County at the Pinal Air Park in Marana, Arizona. The lease expires in May 2046, though Jet Yard has an option to renew the lease for an additional 30-year period (though the lease to a 2.6-acre parcel of the leased premises may be terminated by Pinal County upon 90 days’ notice). The lease agreement permits Pinal County to terminate the lease if Jet Yard fails to make substantial progress toward the construction of facilities on the leased premises in phases in accordance with a specified timetable. On May 27, 2020, Pinal County and Jet Yard entered into the first amendment to the lease agreement in which Pinal County agreed to the terms of Jet Yard's ground hardening civil improvement project ("ground hardening improvements") on areas under lease to improve its aircraft parking facilities. Starting in fiscal 2021, Jet Yard subleased the aforementioned lease along with the ground hardening improvements to Jet Yard Solutions. DSI leases 12,206 square feet of space in a building located in Mississauga, Canada. The lease expires on July 31, 2028. Worthington and AirCo lease a 41,280 square foot facility in Eagan, Minnesota. The lease for this facility expires in April 2027. Worthington has a lease in Tulsa, Oklahoma, which is 22,582 square feet and expires in January 2027. Additionally, Worthington also has two facility leases in Australia: Unit E3 is 1,195 square feet and Unit B5 is 1,442 square feet, both of which expire in January 2025. WASI subleases approximately 53,500 square feet of land and facilities located at Branson National Airport, Springfield, Missouri. The lease expires on January 30, 2028 with an option to renew for two additional and consecutive five year terms plus an additional and consecutive term ending on May 5, 2039. WASI also leases an additional 2,000 square feet of hangar space that expires on January 30, 2025 with no option to renew. Item 3. Legal Proceedings. The Company and its subsidiaries are subject to legal proceedings and claims that arise in the ordinary course of their business. We believe that our current proceedings will not have a material adverse effect on our financial condition, liquidity or results of operations. We record a liability when a loss is considered probable, and the amount can be reasonably estimated. 26

Item 4. Mine Safety Disclosures. Not applicable. PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. The Company’s common stock is publicly traded on the NASDAQ Capital Market under the symbol “AIRT.” As of March 31, 2024, the approximate number of holders of record of the Company’s Common Stock was 153. The Company has not paid any cash dividends since 2014. On May 14, 2014, the Company announced that its Board of Directors had authorized a program to repurchase up to 750,000 shares (adjusted to 1,125,000 shares after the stock split on June 10, 2019) of the Company’s common stock from time to time on the open market or in privately negotiated transactions, in compliance with SEC Rule 10b-18, over an indefinite period. The Company purchased 48,729 shares pursuant to this authorization during the fiscal year ended March 31, 2024. The equity compensation plan information called for by Item 201(d) of Regulation S-K is set forth in Item 12 “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of Part III of this report under the heading “Equity Compensation Plan Information”. Purchases of shares of common stock during the fourth quarter are described below: Dates of Shares Purchased Total Number of Shares Purchased Average Price Paid per Share Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs Jan 1 - Jan 31, 2024 9,063 $ 15.87 9,063 862,030 Feb 1 - Feb 29, 2024 15,783 $ 17.03 15,783 846,247 Mar 1 - Mar 31, 2024 23,263 $ 18.90 23,263 822,984 As of March 31, 2024, the Company did not sell any securities within the past three years that were not registered under the Securities Act. Item 6. [Reserved] 27

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Overview Air T, Inc. (the “Company,” “Air T,” “we” or “us” or “our”) is a holding company with a portfolio of operating businesses and financial assets. Our goal is to prudently and strategically grow Air T's earnings power, compounding its free-cash-flow per share over time. We currently operate in four industry segments: • Overnight air cargo, which operates in the air express delivery services industry; • Ground equipment sales, which manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers; • Commercial aircraft, engines and parts, which manages and leases aviation assets; supplies surplus and aftermarket commercial jet engine components; provides commercial aircraft disassembly/part-out services; commercial aircraft parts sales; procurement services and overhaul and repair services to airlines and; • Corporate and other, which acts as the capital allocator and resource for other consolidated businesses. Further, Corporate and other also comprises insignificant businesses and business interests. Each business segment has separate management teams and infrastructures that offer different products and services. We evaluate the performance of our business segments based on operating income (loss) and Adjusted EBITDA. Unconsolidated Investments The Company has an ownership interest in Contrail Asset Management, LLC (“CAM”). The operations of CAM are not consolidated into the operations of the Company. See Note 22 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report. The Company also has ownership interests in Lendway and CCI. The operations of these companies are not consolidated into the operations of the Company. See Note 10 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report. 28

Forward Looking Statements Certain statements in this Report, including those contained in “Overview,” are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the Company’s financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words “believes”, “pending”, “future”, “expects,” “anticipates,” “estimates,” “depends” or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements, because of, among other things, potential risks and uncertainties, such as: • An inability to finance our operations through bank or other financing or through the sale or issuance of debt or equity securities; • Economic and industry conditions in the Company’s markets; • The risk that contracts with FedEx Corporation (“FedEx”) could be terminated or adversely modified; • The risk that the number of aircraft operated for FedEx will be reduced; • The risk that GGS customers will defer or reduce significant orders for deicing equipment; • The impact of any terrorist activities or armed conflict on United States soil or abroad; • The Company’s ability to manage its cost structure for operating expenses, or unanticipated capital requirements, and match them to shifting customer service requirements and production volume levels; • The Company's ability to meet debt service covenants and to refinance existing debt obligations; • The risk of injury or other damage arising from accidents involving the Company’s overnight air cargo operations, equipment or parts sold and/or services provided; • Market acceptance of the Company’s commercial and military equipment and services; • Competition from other providers of similar equipment and services; • Changes in government regulation and technology; • Changes in the value of marketable securities held as investments; • Mild winter weather conditions reducing the demand for deicing equipment; • Market acceptance and operational success of the Company’s relatively new aircraft asset management business and related aircraft capital joint venture; and • Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage. A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. 29

Results of Operations

Fiscal 2024 vs. 2023

Consolidated revenue increased by $39.5 million (16%) to $286.8 million for the fiscal year ended March 31, 2024 compared to the prior fiscal year. Following is a table detailing revenue by segment (after elimination of intercompany transactions), in thousands:

	Year Ended March 31,		Change	
	2024	2023		
Overnight Air Cargo	$ 115,546	$ 90,543	$ 25,003	28 %
Ground Equipment Sales	37,168	48,485	(11,317)	(23)%
Commercial Jet Engines and Parts	125,535	101,737	23,798	23 %
Corporate and Other	8,585	6,558	2,027	31 %
Total	$ 286,834	$ 247,323	$ 39,511	16 %

Revenues from the overnight air cargo segment increased by $25.0 million (28%) compared to the prior fiscal year, principally attributable to higher labor revenues, higher admin fees and higher FedEx pass through revenues due to increased fleet (85 aircraft in the prior year compared to 105 in the current fiscal year), and the WASI acquisition mentioned in Note 2 of the Notes to Consolidated Financial Statements of this report, contributed a full year's revenues of $7.5 million in the current fiscal year compared to $0.9 million in the prior fiscal year. Pass-through costs under the dry-lease agreements with FedEx totaled $36.4 million and $29.2 million for the years ended March 31, 2024 and 2023, respectively.

The ground equipment sales segment contributed approximately $37.2 million and $48.5 million to the Company's revenues for the fiscal years ended March 31, 2024 and 2023, respectively, representing a $11.3 million (23%) decrease in the current fiscal year. The decrease was primarily driven by the lower number of deicing trucks sold in the current fiscal year compared to the prior fiscal year. At March 31, 2024, the ground equipment sales segment's order backlog was $12.6 million compared to $13.6 million at March 31, 2023.

The commercial jet engines and parts segment contributed $125.5 million of revenues in fiscal year ended March 31, 2024 compared to $101.7 million in the prior fiscal year which is an increase of $23.8 million (23%). The increase was primarily driven by Contrail's higher component part sales and higher pass-through revenue at Worthington in transactions that Worthington acted as the principal of the consignment agreements in the current fiscal year compared to the prior fiscal year. In addition, Contrail also sold three engines at zero profit margin in the current year as they had previously written these assets down to the sales price in the prior year.

Revenues from the corporate and other segment increased by $2.0 million (31%) compared to the prior fiscal year, principally attributed to $1.2 million of increased software subscriptions at Shanwick.

Following is a table detailing operating income (loss) by segment, net of intercompany during Fiscal 2024 and Fiscal 2023 (in thousands):

	Year Ended March 31,		Change
	2024	2023	
Overnight Air Cargo	$ 6,765	$ 4,047	$ 2,718
Ground Equipment Sales	(1,553)	3,141	(4,694)
Commercial Jet Engines and Parts	4,169	(957)	5,126
Corporate and Other	(8,117)	(10,638)	2,521
Total	$ 1,264	$ (4,407)	$ 5,671

Consolidated operating income for the fiscal year ended March 31, 2024 was $1.3 million compared to consolidated operating loss of $4.4 million in the prior fiscal year.

Operating income for the overnight air cargo segment increased by $2.7 million in the current fiscal year, due primarily to higher segment revenues as described above.

Operating loss for the ground equipment sales segment was $1.6 million compared to operating income of $3.1 million in the prior fiscal year, a decrease of $4.7 million attributable to lower sales as described above.

Operating income of the commercial jet engines and parts segment was $4.2 million compared to operating loss of $1.0 million in the prior year. The increase was primarily attributable to lower inventory write-down of $1.2 million in the current fiscal year compared to $7.3 million in the prior fiscal year, offset by a lower profit margin on component sales in the current year compared to the prior fiscal year.

Operating loss of the corporate and other segment decreased by $2.5 million in the current fiscal year, primarily driven by higher corporate allocations to other segments related to executive salaries, bonuses and audit fees compared to the prior fiscal year and increased revenue as described above.

The table below provides Adjusted EBITDA by segment for the fiscal year ended March 31, 2024 and 2023 (in thousands):

	Twelve Months Ended		Change
	March 31, 2024	March 31, 2023	
Overnight Air Cargo	$ 7,142	$ 4,505	$ 2,637
Ground Equipment Sales	(1,409)	3,314	(4,723)
Commercial Jet Engines and Parts	6,119	7,105	(986)
Corporate and Other	(6,230)	(8,895)	2,665
Total	$ 5,622	$ 6,029	$ (407)

Consolidated Adjusted EBITDA for the fiscal year ended March 31, 2024 was $5.6 million, a decrease of $0.4 million compared to the prior fiscal year.

Adjusted EBITDA for the overnight air cargo segment increased by $2.6 million in the current fiscal year, due primarily to higher segment operating income as described above.

Adjusted EBITDA for the ground equipment sales segment decreased by $4.7 million in the current fiscal year, primarily due to lower sales as described above.

Adjusted EBITDA of the commercial jet engines and parts segment was $6.1 million, a decrease of $1.0 million from the prior fiscal year. The decrease was primarily driven by lower profit margins on sales as described above.

The corporate and other segment Adjusted EBITDA loss decreased by $2.7 million from fiscal 2023 to fiscal 2024. The decrease was primarily driven by $2.4 million higher corporate allocations to other segments related to executive salaries, bonuses and audit fees compared to the prior fiscal year.

Following is a table detailing consolidated non-operating income (expense), net of intercompany during fiscal 2024 and fiscal 2023 (in thousands):

	Year Ended March 31,		Change
	2024	2023	
Interest expense, net	$ (6,916)	$ (7,935)	$ 1,019
Income from equity method investments	1,689	1,460	229
Other	8	(471)	479
Total	$ (5,219)	$ (6,946)	$ 1,727

The Company had a net non-operating loss of $5.2 million for the fiscal year ended March 31, 2024 compared to a net non-operating loss of $6.9 million in the prior fiscal year. The decrease in non-operating loss was primarily driven by a $1.0 million decrease in interest expense and a $0.4 million fluctuation in foreign currency exchange rates.

During the year ended March 31, 2024, the Company recorded $0.7 million of income tax expense, which yielded an effective rate of -18.5%. The primary factors contributing to the difference between the federal statutory rate of 21% and the Company's effective tax rate for the fiscal year ended March 31, 2024 were the foreign rate differentials and changes in valuation allowance. The net change in the valuation allowance was $2.0 million for the year ended March 31, 2024. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and past financial performance. The change in the Company's valuation allowance is primarily due to the realizability of the domestic deferred tax assets, the unrealized losses on investments, the foreign tax credits generated by the operations in the Company's Puerto Rico branch that is expected to expire before being fully utilized, and the change in full valuation allowances associated with the Delphax entities.

During the fiscal year ended March 31, 2023, the Company recorded $0.4 million of income tax expense at an effective tax rate of -3.8%. The primary factors contributing to the difference between the federal statutory rate of 21% and the Company's effective tax rate for the fiscal year ended March 31, 2023 were the estimated benefit for the exclusion of income for the Company's captive insurance company subsidiary under §831(b), the exclusion of the minority owned portion of pretax income of Contrail, state income tax expense, and changes in the valuation allowance. The net change in the valuation allowance was $3.1 million for the year ended March 31, 2023. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and past financial performance. The change in the Company's valuation allowance is primarily due to the realizability of the domestic deferred tax assets, the unrealized losses on investments, the foreign tax credits generated by the operations in the Company's Puerto Rico branch that is expected to expire before being fully utilized, and the change in full valuation allowances associated with the Delphax entities.

30

Market Outlook Future economic developments such as inflation and increased interest rates as well as further business issues such as supply chain issues present uncertainty and risk with respect to our financial condition and results of operations. Although we have largely emerged from the COVID-19 pandemic, our results of operations in fiscal 2024 reflected some of the COVID-19 pandemic's lingering impact. Despite the aforementioned, we experienced improved demand for commercial aircraft, jet engines and parts compared to historical periods. We expect that issues caused by the pandemic and other economic and business issues will continue to some extent. The fluidity of this situation precludes any prediction as to the ultimate adverse impact these issues on economic and market conditions and our businesses in particular, and, as a result, present material uncertainty and risk with respect to us and our results of operations. 31

Liquidity and Capital Resources As of March 31, 2024, the Company held approximately $7.8 million in total cash, cash equivalents and restricted cash, of which, $0.4 million related to cash reserved for payments of SAIC's insurance claims. The Company also held $1.4 million in restricted investments held as statutory reserve of SAIC. As of March 31, 2024, the Company’s working capital amounted to $56.0 million, an increase of $3.8 million compared to March 31, 2023. The Company’s Credit Agreement with Minnesota Bank & Trust, a Minnesota state banking corporation (“MBT”) (the Air T debt in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report) includes several covenants that are measured twice a year at September 30 and March 31, including but not limited to, a negative covenant requiring a debt service coverage ratio of 1.25. On June 24, 2024, we obtained a waiver letter from MBT ("Letter") that waives two outstanding events of default. This Letter provides a one-time waiver for defaults resulting from our inability to meet the debt service coverage ratio as of March 31, 2024 and our failure to submit unaudited financial statements within 45 days following the quarter ending on that date. Based on the Letter, we are no longer in default of the Company's Credit Agreement with MBT. The AirCo 1 Credit Agreement (the AirCo 1 debt in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report) contains an affirmative covenant relating to collateral valuation. The Air T Acquisition 22.1's term loans with ING (the Air T Acquisition 22.1 debt in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report) include several covenants that are measured once a year at December 31, including but not limited to, a negative covenant requiring a debt service coverage ratio of 1.10 and a senior net leverage ratio of 2.10 at December 31, 2022 and 1.50 at subsequent years. The Contrail Credit Agreement (the Contrail debt in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report) contains affirmative and negative covenants, including covenants that restrict the ability of Contrail and its subsidiaries to, among other things, incur or guarantee indebtedness, incur liens, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments, make changes in the nature of its business, and engage in transactions with affiliates. The Contrail Credit Agreement also contains quarterly financial covenants applicable to Contrail and its subsidiaries, including a minimum debt service coverage ratio of 1.25 to 1.0 and a minimum tangible net worth ("TNW") of $15.0 million. As of March 31, 2024, AirCo 1, Air T Acquisition 22.1 and Contrail were all in compliance with their respective covenants. On March 22, 2023, Contrail entered into the First Amendment to Second Amendment to Master Loan Agreement and Third Amendment to Master Loan Agreement ("the Amendment") with ONB whereby, among other things, in exchange for a $20 million principal prepayment of Term Note G, Contrail obtained a waiver of the debt service coverage ratio covenant. $6.7 million of the $20.0 million prepayment was paid on March 30, 2023 and the remaining $13.3 million payment was paid in September 2023. As mentioned in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report, on June 23, 2023, the Company and MBT entered into amendments to the Credit Agreement with MBT and related promissory note. The amendments extended the maturity date of the credit facility to August 31, 2024 and included the following changes: 1. A $2.0 million seasonal increase in the maximum amount available under the facility. The maximum amount of the facility will now increase to $19.0 million between May 1 and November 30 of each year and will decrease to $17.0 million between December 1 and April 30 of each year; 2. The reference rate for the interest rate payable on the revolving facility will change from Prime to SOFR, plus a spread. The exact spread over SOFR will change every September 30 and March 31 based on the Company calculated funded debt leverage ratio (defined as total debt divided by EBITDA). Depending on the result of the calculation, the interest rate spread applicable to the facility will range between 2.25% and 3.25%; 3. The unused commitment fee on the revolving credit facility will increase from 0.11% to 0.15%; and, 4. The covenant restricting the Company’s use of funds for “Other Investments” was revised to limit the Company to $5.0 million of “Other Investments” per year. As mentioned in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report, on September 5, 2023, Contrail entered into the Sixth Amendment to Supplement #2 to Master Loan Agreement and the Fifth Amended and Restated Promissory Note with ONB. The principal purpose of the amended documents was to extend the maturity date of the revolving $25.0 million facility to November 24, 2025 or such earlier date on which the revolving note becomes due and payable pursuant to the supplement or the master loan agreement. As mentioned in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report, on February 22, 2024 the Company, along with its wholly owned subsidiary AAM 24-1, LLC, a Minnesota limited liability company ("AAM 24-1"), entered into a Note Purchase Agreement with Honeywell Common Investment Fund and Honeywell International Inc. Master Retirement Trust (collectively, "Honeywell") pursuant to which AAM 24-1 agreed to issue and sell 8.5% senior secured notes in the aggregate principal amount of $15.0 million for an aggregate purchase price of $14.9 million. The notes bear an annual interest rate of 8.5% which is computed on the basis of a 30/360-day year and actual days elapsed and is payable semi-annually in arrears. The maturity date of the notes is February 22, 2031. A continuing first priority lien and security interest in and to all of the Company’s right, title and interest in all of the capital stock of AAM 24-1 was created in favor of Honeywell, as collateral for the repayment of the notes. In addition, 160,000 newly-issued shares of TruPs held by AAM 24-1 are also separately pledged to the Honeywell. As mentioned in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report, on March 28, 2024, Contrail entered into Supplement #10 to the Master Loan Agreement with Old National Bank dated June 24, 2019 and Term Loan I. Term Loan I is a multiple advance term loan in the principal amount of $10.0 million and is secured by a first lien on three engines and other identified collateral recently purchased by Contrail. The loan requires Contrail to disassemble the collateral and place it in Contrail's inventory. The loan bears a monthly variable interest rate at the 30 Day Term SOFR + 3.1148%. The loan requires 18 monthly payments of interest until the loan maturity date of September 20, 2025. Principal reduction payments are due monthly in an amount equal to 100% of the amount of the gross sales proceeds collected that are derived from any of the engines or other specific collateral listed in the security agreement sold during the prior month. In addition to the first lien noted above, the loan is also secured by the current $2.0 million limited guarantees of the Company and Joe Kuhn. The loan may be prepaid without penalty and includes a quarterly rolling cash flow coverage ratio covenant, a tangible net worth covenant and monthly sales reporting. The loan was fully drawn at closing and the funds were used to prepay the principal balance on Contrail’s existing Main Street Loan (Term Loan G) by $10.0 million. As mentioned in Note 22 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report, Contrail entered into an Operating Agreement with OCAS, Inc. (the "Seller") providing for the put and call options with regard to the 21% non-controlling interest retained by the Seller. The Seller is the founder of Contrail and its current Chief Executive Officer. The Put/Call Option permits the Seller to require Contrail to purchase all of the Seller’s equity membership interests in Contrail commencing on July 18, 2021 ("Contrail RNCI"). After March 31, 2024 and before the financial statements were issued, Contrail redeemed 16% of the 21% of the Seller's interest for consideration consisting of a promissory note and an earnout. Immediately following the redemption transaction, the Put/Call Option in the Operating Agreement was amended so that the remaining 5% interest in Contrail will be redeemable based on an amount other than fair value. Refer to Note 25 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report for additional details on the transaction.. As mentioned in Note 22 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report, the Company has ownership interest in Contrail Asset Management, LLC (“CAM”). The operations of CAM are not consolidated into the operations of the Company. For its Investment Function (as defined in Note 22 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report), CAM’s initial commitment to CJVII was approximately $51.0 million. The Company and Mill Road Capital ("MRC") have commitments to CAM in the respective amounts of $7.0 million and $44.0 million. As of March 31, 2023, the Company fulfilled its capital commitments to CAM. As mentioned in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report, the Revolver - MBT has no outstanding balance as of March 31, 2024 and matures on August 31, 2024. We are currently seeking to refinance the Revolver - MBT prior to its maturity date; however, there is no assurance that we will be able to execute this refinancing or, if we are able to refinance this obligation, that the terms of such refinancing would be as favorable as the terms of our existing credit facility. As a result, management believes it is probable that the cash on hand and current financings, net cash provided by operations from its remaining operating segments, together with amounts available under our current revolving lines of credit, as amended, will be sufficient to meet its obligations as they become due in the ordinary course of business for at least 12 months following the date these financial statements are issued. 32

Cash Flows Following is a table of changes in cash flow from continuing operations for the respective years ended March 31, 2024 and 2023 (in thousands): Year Ended March 31, Change 2024 2023 Net Cash Provided by Operating Activities $ 17,178 $ 16,909 $ 269 Net Cash Used in Investing Activities (2,499) (6,168) 3,669 Net Cash Used in Financing Activities (13,910) (12,380) (1,530) Effect of foreign currency exchange rates (16) 361 (377) Net Increase (Decrease) in Cash and Cash Equivalents and Restricted Cash $ 753 $ (1,278) $ 2,031 Cash provided by operating activities in fiscal year 2024 was relatively flat compared to fiscal year 2023. Cash used in investing activities for fiscal year 2024 was $2.5 million compared to cash used in investing activities for the prior fiscal year of $6.2 million. The current fiscal year's cash usage was primarily driven by investment in unconsolidated entities of $4.6 million offset by distributions from unconsolidated entities of $3.2 million. The prior fiscal year's cash usage was primarily driven by cash used for the acquisition of WASI of $2.5 million and investment in unconsolidated entities of $3.1 million, offset by distributions from unconsolidated entities of $0.7 million. Cash used in financing activities for fiscal year 2024 was $13.9 million compared to cash used by financing activities for the prior fiscal year of $12.4 million. This was primarily due to decreased net proceeds from lines of credit of $15.0 million and increased payments to lines of credit of $9.0 million, offset by proceeds from term loans of $14.2 million in addition to the issuance of TruPs of $8.8 million in the current fiscal year. 33

Off-Balance Sheet Arrangements The Company defines an off-balance sheet arrangement as any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a Company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity, or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging, or research and development arrangements with the Company. The Company is not currently engaged in the use of any of these arrangements. Systems and Network Security Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including hacking, viruses, malicious software, break-ins, phishing attacks, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information or other interruption to our business operations. As techniques used to obtain unauthorized access to sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against these attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us or other participants, or the communication infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income. Supply Chain and Inflation In fiscal 2024, we continued to experience supply chain disruptions that impacted our ability to procure raw materials and certain commodities, which resulted in delays and increased costs. These disruptions were driven by supply chain market constraints and macroeconomic conditions, including inflation and labor market shortages. High inflation increased material and component prices, labor rates and supplier costs, and put pressure on our margins. Current geopolitical conditions, including conflicts and other causes of strained intercountry relations, as well as sanctions and other trade restrictive activities, are contributing to these supply chain issues. The fluidity of this situation precludes any prediction as to the ultimate adverse impact of these issues on economic and market conditions and our businesses in particular, and, as a result, presents material uncertainty and risk with respect to us and our results of operations. 34

Non-GAAP Financial Measures The Company uses adjusted earnings before taxes, interest, and depreciation and amortization ("Adjusted EBITDA"), a non- GAAP financial measure as defined by the SEC, to evaluate the Company's financial performance. This performance measure is not defined by accounting principles generally accepted in the United States and should be considered in addition to, and not in lieu of, GAAP financial measures. Adjusted EBITDA is defined as earnings before taxes, interest, and depreciation and amortization, adjusted for specified items. The Company calculates Adjusted EBITDA by removing the impact of specific items and adding back the amounts of interest expense and depreciation and amortization to earnings before income taxes. When calculating Adjusted EBITDA, the Company does not add back depreciation expense for aircraft engines that are on lease, as the Company believes this expense matches with the corresponding revenue earned on engine leases. There was no depreciation expense for leased engines in the current fiscal year, whereas there was $1.6 million in the prior fiscal year. Management believes that Adjusted EBITDA is a useful measure of the Company's performance because it provides investors additional information about the Company's operations allowing better evaluation of underlying business performance and better period-to-period comparability. Adjusted EBITDA is not intended to replace or be an alternative to operating income (loss) from continuing operations, the most directly comparable amounts reported under GAAP. The table below provides a reconciliation of operating income (loss) from continuing operations to Adjusted EBITDA for the fiscal years ended March 31, 2024 and 2023 (in thousands): Twelve Months Ended March 31, 2024 March 31, 2023 Operating income (loss) from continuing operations $ 1,264 $ (4,407) Depreciation and amortization (excluding leased engines depreciation) 2,798 2,525 Asset impairment, restructuring or impairment charges1 1,195 7,840 Loss on sale of property and equipment 18 8 TruPs issuance expenses 347 63 Adjusted EBITDA $ 5,622 $ 6,029 The table below provides Adjusted EBITDA by segment for the fiscal years ended March 31, 2024 and 2023 (in thousands): Twelve Months Ended March 31, 2024 March 31, 2023 Overnight Air Cargo $ 7,142 $ 4,505 Ground Equipment Sales (1,409) 3,314 Commercial Jet Engines and Parts 6,119 7,105 Corporate and Other (6,230) (8,895) Adjusted EBITDA $ 5,622 $ 6,029 35 1 Included in the asset impairment, restructuring or impairment charges for the fiscal year ended March 31, 2024 was a write- down of $1.2 million on the commercial jet engines and parts segment's inventory attributable to our evaluation of the carrying value of inventory as of March 31, 2024, where we compared its cost to its net realizable value and considered factors such as physical condition, sales patterns and expected future demand to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory.

Issuer and guarantor subsidiary summarized information Air T Funding is a statutory business trust formed under Delaware law in September 2018. Air T Funding exists for the exclusive purposes of (i) issuing and selling its Alpha Income Trust Preferred Securities (also referred to as the 8.0% Cumulative Securities, Capital Securities or “Trust Preferred Securities”), par value $25.00 per share, (ii) using the proceeds from the sale of the Trust Preferred Securities to acquire Junior Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable or incidental thereto (such as registering the transfer of the Trust Preferred Securities). Accordingly, the Junior Subordinated Debentures are the sole assets of Air T Funding, and payments by the Company under the Junior Subordinated Debentures and a related expense agreement are the sole revenues of Air T Funding. Air T Funding’s business and affairs are conducted by a Property Trustee, a Delaware Trustee and two individual Administrative Trustees who are officers of Air T. Distributions on the Trust Preferred Securities are payable to record holders at the annual rate of 8% of the stated $25.00 liquidation amount, payable quarterly in arrears on the 15th day of February, May, August, and November in each year. The Trust Preferred Securities issued by the Trust are fully and unconditionally and jointly and severally guaranteed on a senior unsecured basis by Air T. Air T guarantees the payment of distributions by Air T Funding and payments on liquidation or redemption of the Trust Preferred Securities (subordinate to the right to payment of senior and subordinated debt of Air T, as defined in Note 13 of Notes to Consolidated Financial Statements included under Part I, Item 1 of this report). If Air T Funding has insufficient funds to pay distributions on the Trust Preferred Securities (i.e., if Air T has failed to make required payments under the Junior Subordinated Debentures), a holder of the Trust Preferred Securities would have the right to institute a legal proceeding directly against Air T to enforce payment of such distributions. All of the Common Securities of Air T Funding are owned by Air T. The Common Securities rank pari passu, and payments will be made thereon pro rata, with the Trust Preferred Securities, except that upon the occurrence and during the continuance of an event of default under the Trust Agreement, as amended resulting from an event of default under the indenture, the rights of the Company as holder of the common securities to payment in respect of distributions and payments upon liquidation, redemption or otherwise would be subordinated to the rights of the holders of the Trust Preferred Securities. The Company has an optional right to repay the Junior Subordinated Debentures (i) to Air T Funding on or after June 7, 2024, in whole at any time or in part from time to time at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof, or (ii) at any time, in whole (but not in part), upon the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined in the indenture) at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. In the event a Tax Event, an Investment Company Event or Capital Treatment Event has occurred and is continuing and the Company does not elect to redeem the Junior Subordinated Debentures and thereby cause a mandatory redemption of the Trust Preferred Securities or to liquidate Air T Funding and cause the Junior Subordinated Debentures to be distributed to holders of the Trust securities in liquidation of Air T Funding, such Trust Preferred Securities will remain outstanding and additional sums may be payable on the Junior Subordinated Debentures. At any time on or after June 7, 2024, the Trust Preferred Securities are subject to mandatory redemption upon the Company's repayment of the Junior Subordinated Debentures at maturity or their earlier redemption in an amount equal to the amount of Junior Subordinated Debentures maturing on or being redeemed at a redemption price equal to the aggregate liquidation amount of the Trust Preferred Securities plus accumulated and unpaid distributions thereon to the date of redemption. If less than all of the Junior Subordinated Debentures are to be repaid or redeemed on a redemption date, then the proceeds from such repayment or redemption would be allocated to the redemption of the Trust Preferred Securities pro rata. 36

So long as no Debenture event of default has occurred and is continuing, at any time on or after June 7, 2024, the Company has the right under the indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each such period (each, an “Extension Period”), provided that no Extension Period may extend beyond the stated maturity of the Junior Subordinated Debentures on June 7, 2049. As a consequence of any such election, quarterly distributions on the Trust Preferred Securities will be deferred by Air T Funding during any such Extension Period. Distributions to which holders of Trust Preferred Securities are entitled will accumulate additional amounts thereon at the rate per annum of 8% thereof, compounded quarterly from the relevant Distribution Date, to the extent permitted under applicable law. During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company’s capital stock (which includes common and preferred stock) or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures (other than (a) dividends or distributions in common stock of the Company, (b) any declaration of a dividend in connection with the implementation of a stockholders’ rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the guarantee and (d) purchases of common stock for issuance under any of the Company’s benefit plans for its directors, officers or employees). Prior to the termination of any such Extension Period, the Company may further extend such Extension Period, provided that such extension does not cause such Extension Period to exceed 20 consecutive quarters or extend beyond the stated maturity. Upon the termination of any such Extension Period and the payment of all amounts then due, and subject to the foregoing limitations, the Company may elect to begin a new Extension Period. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period. The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. Air T Funding has a term of 30 years, but may terminate earlier as provided in the Trust Agreement, as amended. The Trust Agreement was most recently amended on March 3, 2021 and on January 28, 2022 and currently allows for the issuance of up to $100.0 million of Trust Preferred Securities. As of March 31, 2024, there are $43.2 million in Trust Preferred Securities outstanding ($9.0 million held by wholly-owned subsidiaries of the Company). The Trust is a “finance subsidiary” of Air T within the meaning of Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended, and as a result the Air T Funding does not file periodic reports with the SEC under the Securities Exchange Act of 1934, as amended. Seasonality The ground equipment sales segment business has historically been seasonal, with the revenues and operating income typically being higher in the second and third fiscal quarters as commercial deicers are typically delivered prior to the winter season. Other segments are typically not susceptible to material seasonal trends. 37

Critical Accounting Policies and Estimates The Company’s significant accounting policies are described in Note 1 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report. The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions to determine certain assets, liabilities, revenues and expenses. Management bases these estimates and assumptions upon the best information available at the time of the estimates or assumptions. The Company’s estimates and assumptions could change materially as conditions within and beyond our control change. Accordingly, actual results could differ materially from estimates. The Company believes that the following are its most critical accounting policies: Inventories – Inventories are carried at the lower of cost or net realizable value. Within the Company’s commercial jet engines and parts segment, there are various estimates and judgments made in relief of inventory as parts are sold from established groups of parts from one engine or airframe purchase. The estimates and judgments made in relief of inventory are based on assumptions that are consistent with a market participant’s future expectations for the commercial aircraft, jet engines and parts industry and the economy in general and our expected intent for the inventory. These assumptions and estimates are complex and subjective in nature. Changes in economic and operating conditions could impact the assumptions and result in future losses to our inventory. The Company periodically evaluates the carrying value of inventory. In these evaluations, the Company is required to make estimates regarding the net realizable value, which includes the consideration of sales patterns and expected future demand. Any slow moving, obsolete or damaged inventory and inventory with costs exceeding net realizable value are evaluated for write-downs. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels, or competitive factors that were not foreseen or did not exist when the estimated write-downs were made. Accounting for Redeemable Non-Controlling Interest. Policies related to redeemable non-controlling interests involve judgment and complexity, specifically on the classification of the non-controlling interests in the Company’s consolidated balance sheet, and the accounting treatment for changes in the fair value or estimated redemption value for non-controlling interests that are redeemed at other than fair value. Further, there is significant judgment in determining whether an equity instrument is currently redeemable or not currently redeemable but probable that the equity instrument will become redeemable. Additionally, there are also significant estimates made in the valuation of Contrail's RNCI. The fair value of Contrail's non- controlling interest is determined using a combination of the income approach, utilizing a discounted cash flow analysis, and the market approach, utilizing the guideline public company method. Contrail's discounted cash flow analysis requires significant management judgment with respect to forecasts of revenue, operating margins, capital expenditures, and the selection and use of an appropriate discount rate. Contrail’s market approach requires management to make significant assumptions related to market multiples of earnings derived from comparable publicly-traded companies with similar operating characteristics as Contrail. 38

Item 7A. Quantitative and Qualitative Disclosures about Market Risk. The Company is subject to the risk of fluctuating interest rates in the normal course of business, primarily as a result of its variable rate borrowing. The Company has entered into variable to fixed rate interest-rate swap agreements on certain obligations to effectively reduce its exposure to interest rate fluctuations. We are also exposed to certain losses in the event of nonperformance by the counterparties under the swaps. We regularly evaluate the financial condition of our counterparties. Based on this review, we currently expect the counterparties to perform fully under the swaps. However, if a counterparty defaults on its obligations under a swap, we could be required to pay the full rates on the applicable debt, even if such rates were in excess of the rate in the contract. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” and the Notes to Consolidated Financial Statements for a description of our accounting policies and other information related to these financial instruments. 39

Item 8. Financial Statements and Supplementary Data. INDEX TO FINANCIAL STATEMENTS Page AIR T, INC. CONSOLIDATED FINANCIAL STATEMENTS Report of Independent Registered Public Accounting Firm 41 Consolidated Statements of Income (Loss) for the Years Ended March 31, 2024 and 2023 42 Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2024 and 2023 43 Consolidated Balance Sheets as of March 31, 2024 and 2023 44 Consolidated Statements of Cash Flows for the Years Ended March 31, 2024 and 2023 45 Consolidated Statements of Equity for the Years Ended March 31, 2024 and 2023 46 Notes to Consolidated Financial Statements 47 40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the stockholders and the Board of Directors of Air T, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Air T, Inc. and subsidiaries (the "Company") as of March 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), equity, and cash flows, for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Redeemable non-controlling interest – valuation of Contrail Aviation Support, LLC — Refer to Notes 1 and 4 to the financial statements Critical Audit Matter Description The Company has a 79% controlling interest in Contrail Aviation Support, LLC and is party to an operating agreement with the owner of the remaining 21% ownership interest in Contrail Aviation Support, LLC, that contains certain future redemption features that are outside the control of the Company. This arrangement is recorded and disclosed as a redeemable non-controlling interest at fair value of $7.4 million as of March 31, 2024. The Company adjusts the redeemable non-controlling interest each reporting period to the higher of the redemption value or carrying value, using a combination of the income approach, utilizing a discounted cash flow analysis, and the market approach, utilizing the guideline public company method. The determination of fair value includes estimation uncertainty under both approaches. The income approach requires significant management judgment with respect to forecasts of future revenue, operating margins, and capital expenditures, and the selection and use of an appropriate discount rate. The market approach requires management to make significant assumptions related to market multiples of earnings derived from comparable publicly traded companies with similar operating characteristics as Contrail Aviation Support, LLC. We identified the valuation of redeemable non- controlling interest in Contrail Aviation Support, LLC as a critical audit matter given the significant judgments and assumptions required by management to estimate the fair value of the redeemable non-controlling interest, as well as the fact that performing audit procedures required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to the significant judgments and assumptions utilized in the valuation of the redeemable non- controlling interest in Contrail Aviation Support, LLC, included the following, among others: • We evaluated the reasonableness of management’s forecasts of future revenue and operating margins by comparing the forecasts to: ▪ Historical results of Contrail Aviation Support, LLC, and ▪ Forecasted information included in industry reports. • We considered the impact of industry and market conditions on management’s forecasts for Contrail Aviation Support, LLC. • We involved our fair value specialists to assist in the evaluation of: ▪ The valuation methodologies used by the Company to determine whether they were consistent with generally accepted valuation practices, and reasonably weighted. ▪ The discount rate, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rate selected by management. ▪ Earnings multiples, including testing the underlying source information and mathematical accuracy of the calculations, and evaluating the appropriateness of the Company’s selection of companies in its industry comparable groups. • We performed sensitivity analyses with regard to forecasted revenue and the discount rate to evaluate the changes in the fair value of the redeemable non-controlling interest in Contrail Aviation Support, LLC, that would result from changes in those significant assumptions. • We evaluated whether the business and valuation assumptions used were consistent with evidence obtained in other areas of the audit, including a redemption agreement entered into by Contrail Aviation Support, LLC subsequent to year-end. /s/ Deloitte & Touche LLP Minneapolis, Minnesota June 26, 2024 We have served as the Company's auditor since 2018. 41

AIR T, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (LOSS) Year Ended March 31, (In thousands, except per share data) 2024 2023 Operating Revenues: Overnight air cargo $ 115,546 $ 90,543 Ground equipment sales 37,168 48,485 Commercial jet engines and parts 125,535 101,737 Corporate and other 8,585 6,558 286,834 247,323 Operating Expenses: Overnight air cargo 97,690 79,720 Ground equipment sales 31,834 39,328 Commercial jet engines and parts 98,027 75,288 Corporate and Other 2,912 2,540 General and administrative 51,096 42,844 Depreciation and amortization 2,798 4,162 Inventory write-down 1,195 7,324 Impairment of long-lived assets — 516 Loss on sale of property and equipment 18 8 285,570 251,730 Operating Income (Loss) 1,264 (4,407) Non-operating (Expense) Income: Interest expense, net (6,916) (7,935) Income from equity method investments 1,689 1,460 Other 8 (471) (5,219) (6,946) Loss before income taxes (3,955) (11,353) Income Tax Expense 729 432 Net Loss (4,684) (11,785) Net Income Attributable to Non-controlling Interests (2,135) (510) Net Loss Attributable to Air T, Inc. Stockholders $ (6,819) $ (12,295) Loss per share (Note 21) Basic $ (2.42) $ (4.32) Diluted $ (2.42) $ (4.32) Weighted Average Shares Outstanding: Basic 2,816 2,847 Diluted 2,816 2,847 See notes to consolidated financial statements. 42

AIR T, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Year Ended March 31, (In thousands) 2024 2023 Net Loss $ (4,684) $ (11,785) Other Comprehensive (Loss) Income: Foreign currency translation (loss) income (93) 4 Unrealized gain on interest rate swaps, net of tax of $0 and $332 20 998 Reclassification of interest rate swaps into earnings (823) 77 Total Other Comprehensive (Loss) Income (896) 1,079 Total Comprehensive Loss (5,580) (10,706) Comprehensive Income Attributable to Non-controlling Interests (2,135) (510) Comprehensive Loss Attributable to Air T, Inc. Stockholders $ (7,715) $ (11,216) See notes to consolidated financial statements. 43

AIR T, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In thousands, except per share data) March 31, 2024 March 31, 2023 ASSETS Current Assets: Cash and cash equivalents $ 7,100 $ 5,806 Restricted cash 743 1,284 Restricted investments 1,392 2,161 Accounts receivable, net of allowance for doubtful accounts of $1,420 and $1,160 22,911 27,218 Inventories, net 60,720 71,125 Employee retention credit receivable — 940 Prepaid expenses 2,351 2,501 Due from CAM for expense reimbursements 3,093 2,261 Other current assets 4,567 3,261 Total Current Assets 102,877 116,557 Assets on lease or held for lease, net of accumulated depreciation of $8 and $223 252 83 Property and equipment, net of accumulated depreciation of $7,705 and $6,624 20,861 21,439 Intangible assets, net of accumulated amortization of $5,119 and $4,191 10,978 12,103 Right-of-use assets 11,376 11,666 Equity method investments 16,653 13,230 Goodwill 10,540 10,563 Other assets 3,630 3,921 Total Assets 177,167 189,562 LIABILITIES AND STOCKHOLDERS' EQUITY Current Liabilities: Accounts payable 15,072 10,449 Income tax payable 139 304 Accrued expenses and other (Note 11) 15,511 13,133 Current portion of long-term debt 14,358 38,736 Short-term lease liability 1,761 1,664 Total Current Liabilities 46,841 64,286 Long-term debt 98,568 86,349 Deferred income tax liabilities, net 2,447 2,417 Long-term lease liability 10,515 10,771 Other non-current liabilities — 47 Total Liabilities 158,371 163,870 Redeemable non-controlling interest 12,976 12,710 Commitments and contingencies (Note 22) Equity: Air T, Inc. Stockholders' Equity: Preferred stock, $1.00 par value, 2,000,000 shares authorized — — Common stock, $0.25 par value; 4,000,000 shares authorized, 3,030,245 shares issued, 2,775,163 and 2,818,374 shares outstanding 758 757 Treasury stock, 256,850 at $19.31 and 208,121 shares at $19.62 (4,959) (4,083) Additional paid-in capital 859 728 Retained earnings 8,192 13,686 Accumulated other comprehensive (loss) income (80) 816 Total Air T, Inc. Stockholders' Equity 4,770 11,904 Non-controlling Interests 1,050 1,078 Total Equity 5,820 12,982 Total Liabilities and Equity $ 177,167 $ 189,562 See notes to consolidated financial statements. 44

AIR T, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Year Ended March 31, (In thousands) 2024 2023 CASH FLOWS FROM OPERATING ACTIVITIES: Net loss $ (4,684) $ (11,785) Adjustments to reconcile net loss to net cash provided by operating activities: Depreciation and amortization 2,798 4,162 Income from equity method of investments (1,689) (1,460) Inventory write-down 1,195 7,324 Impairment of long-lived assets — 516 Other 1,294 769 Change in operating assets and liabilities: Accounts receivable 4,047 (6,290) Inventories 9,103 10,163 Accounts payable 4,623 992 Accrued expenses 2,378 (893) Employee retention credit receivable 940 8,198 Other (2,827) 5,213 Total adjustments 18,264 17,383 Net cash provided by operating activities 17,178 16,909 CASH FLOWS FROM INVESTING ACTIVITIES: Acquisition of businesses, net of cash acquired — (2,498) Investment in unconsolidated entities (4,633) (3,064) Distribution from unconsolidated entities 3,192 683 Capital expenditures related to property & equipment (1,076) (1,178) Other 18 (111) Net cash used in investing activities (2,499) (6,168) CASH FLOWS FROM FINANCING ACTIVITIES: Proceeds from lines of credit 124,249 139,329 Payments on lines of credit (141,956) (132,958) Proceeds from term loan 24,850 10,627 Payments on term loan (28,341) (27,850) Proceeds received from issuance of TruPs 8,780 — Other (1,492) (1,528) Net cash used in financing activities (13,910) (12,380) Effect of foreign currency exchange rates on cash and cash equivalents (16) 361 NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH 753 (1,278) CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD 7,090 8,368 CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD 7,843 7,090 SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES: Equipment leased or held for lease transferred to inventory 73 12,700 Equipment in inventory transferred to assets on lease 260 33 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: Operating cash payments for operating leases 2,351 1,881 Cash paid during the year for interest 3,891 5,867 Cash paid during the year for income taxes $ 917 $ 1,026 See notes to consolidated financial statements. 45

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

(In thousands)	Common Stock		Treasury Stock						
	Shares	Amount	Share	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests*	Total Equity
Balance, March 31, 2022	3,023	$ 756	156	$ (3,002)	$ 393	$ 26,729	$ (263)	$ 1,104	$ 25,717
Net loss*	—	—	—	—	—	(12,295)	—	(26)	(12,321)
Repurchase of common stock	—	—	52	(1,081)	—	—	—	—	(1,081)
Exercise of stock options	4	1	—	—	20	—	—	—	21
Stock compensation expense	—	—	—	—	315	—	—	—	315
Foreign currency translation income	—	—	—	—	—	—	4	—	4
Adjustment to fair value of redeemable non-controlling interest	—	—	—	—	—	(1,748)	—	—	(1,748)
Unrealized gain of interest rate swaps, net of tax	—	—	—	—	—	—	998	—	998
Reversal of Put option issued to co-investor in CAM (Note 22)	—	—	—	—	—	1,000	—	—	1,000
Reclassification of interest rate swaps into earnings	—	—	—	—	—	—	77	—	77
Balance, March 31, 2023	3,027	$ 757	208	$ (4,083)	$ 728	$ 13,686	$ 816	$ 1,078	$ 12,982

(In thousands)	**Common Stock**		**Treasury Stock**						
	Share	**Amount**	**Share**	**Amount**	**Additional Paid-In Capital**	**Retained Earnings**	**Accumulated Other Comprehensive Income (Loss)**	**Non-controlling Interests***	**Total Equity**
Balance, March 31, 2023	3,027	$ 757	208	$ (4,083)	$ 728	$ 13,686	$ 816	$ 1,078	$ 12,982
Net loss*	—	—	—	—	—	(6,819)	—	(28)	(6,847)
Repurchase of common stock	—	—	49	(876)	—	—	—	—	(876)
Exercise of stock options	3	1	—	—	25	—	—	—	26
Stock compensation expense	—	—	—	—	106	—	—	—	106
Foreign currency translation loss	—	—	—	—	—	—	(93)	—	(93)
Adjustment to fair value of redeemable non-controlling interest	—	—	—	—	—	1,325	—	—	1,325
Unrealized gain on interest rate swaps	—	—	—	—	—	—	20	—	20
Reclassification of interest rate swaps into earnings	—	—	—	—	—	—	(823)	—	(823)
Balance, March 31, 2024	3,030	$ 758	257	$ (4,959)	$ 859	$ 8,192	$ (80)	$ 1,050	$ 5,820

*Excludes amount attributable to redeemable non-controlling interest in Contrail and Shanwick.

See notes to consolidated financial statements.

46

AIR T, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED MARCH 31, 2024 AND 2023 Air T, Inc. (the “Company,” “Air T,” “we” or “us” or “our”) is a holding company with a portfolio of operating businesses and financial assets. Our goal is to prudently and strategically diversify Air T’s earnings power, compounding its free-cash-flow per share over time. We currently operate in four industry segments: • Overnight air cargo, which operates in the air express delivery services industry; • Ground equipment sales, which manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers; • Commercial aircraft, engines and parts, which manages and leases aviation assets; supplies surplus and aftermarket commercial jet engine components; provides commercial aircraft disassembly/part-out services; commercial aircraft parts sales; procurement services and overhaul and repair services to airlines and; • Corporate and other, which acts as the capital allocator and resource for other consolidated businesses. Further, Corporate and other also comprises insignificant businesses and business interests. Each business segment has separate management teams and infrastructures that offer different products and services. We evaluate the performance of our business segments based on operating income (loss) and Adjusted EBITDA. 47

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as well as its non-wholly owned subsidiaries, Contrail, Shanwick and Delphax. All material intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to the prior period amounts to conform to the current presentation. Accounting Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Future economic developments such as inflation and increased interest rates as well as further business issues such as supply chain issues present uncertainty and risk with respect to our financial condition and results of operations. The fluidity of this situation precludes any prediction as to the ultimate adverse impact of these issues on economic and market conditions and our businesses in particular, and, as a result, presents material uncertainty and risk with respect to us and our results of operations. The Company believes the estimates and assumptions underlying the Company’s consolidated financial statements are reasonable and supportable based on the information available as of March 31, 2024. Segments - The Company has four reportable operating segments: overnight air cargo, ground equipment sales, commercial jet engine and parts and corporate and other. The Company assesses the performance of these segments on an individual basis (see Note 20). Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer. The Company’s Chief Executive Officer reviews financial information by business segment for purposes of allocating resources and evaluating financial performance. Each business segment has separate management teams and infrastructures that offer different products and services. We evaluate the performance of our business segments based on operating income (loss) and Adjusted EBITDA. Variable Interest Entities – In accordance with the applicable accounting guidance for the consolidation of variable interest entities, the Company analyzes its variable interests to determine if an entity in which we have a variable interest is a variable interest entity. Our analysis includes both quantitative and qualitative reviews to determine if we must consolidate a variable interest entity as its primary beneficiary. Business Combinations – The Company accounts for business combinations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations. Consistent with ASC 805, the Company accounts for each business combination by applying the acquisition method. Under the acquisition method, the Company records the identifiable assets acquired and liabilities assumed at their respective fair values on the acquisition date. Goodwill is recognized for the excess of the purchase consideration over the fair value of identifiable net assets acquired. Included in purchase consideration is the estimated acquisition date fair value of any earn-out obligation incurred. For business combinations where non-controlling interests remain after the acquisition, assets (including goodwill) and liabilities of the acquired business are recorded at the full fair value and the portion of the acquisition date fair value attributable to non- controlling interests is recorded as a separate line item within the equity section or, as applicable to redeemable non-controlling interests, between the liabilities and equity sections of the Company’s consolidated balance sheets. The acquisition method permits the Company a period of time after the acquisition date during which the Company may adjust the provisional amounts recognized in a business combination. This period of time is referred to as the “measurement period”. The measurement period provides an acquirer with a reasonable time to obtain the information necessary to identify and measure the assets acquired and liabilities assumed. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. Accordingly, the Company is required to recognize adjustments to the provisional amounts, with a corresponding adjustment to goodwill, in the reporting period in which the adjustments to the provisional amounts are determined. Thus, the Company would adjust its consolidated financial statements as needed, including recognizing in its current-period earnings the full effect of changes in depreciation, amortization, or other income effects, by line item, if any, as a result of the change to the provisional amounts calculated as if the accounting had been completed at the acquisition date. Income statement activity of an acquired business is reflected within the Company’s consolidated statements of income (loss) commencing with the date of acquisition. Amounts for pre-acquisition periods are excluded. 48

Acquisition-related costs are costs the Company incurs to affect a business combination. Those costs may include such items as finder’s fees, advisory, legal, accounting, valuation, and other professional or consulting fees, and general administrative costs. The Company accounts for such acquisition-related costs as expenses in the period in which the costs are incurred and the services are received. Changes in estimates of the fair value of earn-out obligations subsequent to the acquisition date are not accounted for as part of the acquisition, rather, they are recognized directly in earnings. Cash and Cash Equivalents – Cash equivalents consist of liquid investments with maturities of three months or less when purchased. Financial Instruments Designated for Trading – Except for short sales of equity securities, the Company accounts for all other financial instruments (including derivative instruments) designated for trading in accordance with ASC 815. All changes in the fair value of the financial instruments designated for trading are recognized in earnings as they occur. Further, all gains and losses on derivative instruments designated for trading are presented net on the consolidated Statements of Income (Loss). The fair value of derivative instruments designated for trading in a gain position are recorded in Other Current Assets and the fair value of derivative instruments designated for trading in a loss position are recorded in Accrued Expenses and Other on the consolidated Balance Sheets. The Company accounts for short sales of equity securities in accordance with ASC 942 and ASC 860. The obligations incurred in short sales are reported in Accrued Expenses and Other on the consolidated Balance Sheets. They are subsequently measured at fair value through the income statement at each reporting date with gains and losses on securities. Interest on the short positions are accrued periodically and reported as interest expense. The market value of the Company’s equity securities and cash held by the broker are used as collateral against any outstanding margin account borrowings for purposes of short selling equities. This collateral is recorded in Other Current Assets on the consolidated Balance Sheets. The Company reports all cash receipts and payments resulting from the purchases and sales of securities, loans, and other assets that are acquired specifically for resale as operating cash flows. Inventories – Inventories are carried at the lower of cost or net realizable value. When finished goods units are leased to customers under operating leases, the units are transferred to Assets on Lease or Held For Lease. The classification of cash flows associated with the purchase and sale of finished goods is based on the activity that is likely to be the predominant source or use of cash flows for the items. Consistent with aviation industry practice, the Company includes expendable aircraft parts and supplies in current assets, although a certain portion of these inventories may not be used or sold within one year. The Company periodically evaluates the carrying value of inventory. In these evaluations, the Company is required to make estimates regarding the net realizable value, which includes the consideration of sales patterns and expected future demand. Any slow moving, obsolete or damaged inventory and inventory with costs exceeding net realizable value are evaluated for write-downs. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels, or competitive factors that were not foreseen or did not exist when the estimated write-downs were made. In accordance with industry practice, all inventories are classified as a current asset including portions with long production cycles, some of which may not be realized within one year. Investments under the Equity Method – The Company utilizes the equity method to account for investments when the Company possesses the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. The Company applies the equity method to investments in common stock and to other investments when such other investments possess substantially identical subordinated interests to common stock. For investments that have a different fiscal year-end, if the difference is not more than three months, the Company elects a 3-month lag to record the change in the investment. The Company assesses the carrying value of its investments whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The recoverability is measured by comparing the carrying amount of the investment to the estimated future undiscounted cash flows of the investment, which take into account current, and expectations for future, market conditions and the Company’s intent with respect to holding or disposing of the investment. Changes in economic and operating conditions that occur subsequent to a current impairment analysis and the Company’s ultimate use of the investment could impact the assumptions and result in future impairment losses to the investments. If the Company’s analysis indicates that the carrying value is not recoverable on an undiscounted cash flow basis, the Company will recognize an impairment loss for the amount by which the carrying value exceeds the fair value. The fair value is determined through quoted prices in active 49 markets or various valuation techniques, including internally developed discounted cash flow models or comparable market transactions.

Goodwill - The Company evaluates goodwill on an annual basis or anytime events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

The Company is permitted to first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying value, including goodwill. In qualitatively evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company assesses relevant events and circumstances such as macroeconomic conditions, industry and market developments, cost factors, and the overall financial performance of the reporting unit. If, after assessing these events and circumstances, it is determined that there may be an impairment, then a quantitative analysis is performed. In the first step of the quantitative method, recoverability of goodwill is evaluated by estimating the fair value of the reporting unit's goodwill using multiple techniques, including a discounted cash flow model income approach and a market approach. The estimated fair value is then compared to the carrying value of the reporting unit. The Company will recognize an impairment charge for the amount by which the carrying value of the reporting unit exceeds its fair value, if any.

Goodwill consisted of the following (in thousands):

	Year Ended March 31,	
	2024	2023
Goodwill, at original cost	$ 10,916	$ 10,939
Accumulated impairment	(376)	(376)
Goodwill, net of impairment	$ 10,540	$ 10,563

As of March 31, 2024, $4.2 million of the goodwill balance is attributable to the acquisition of Contrail in July 2016. $6.2 million of the goodwill balance is attributable to the acquisition of Shanwick in February 2022. $0.1 million of the goodwill balance is attributable to the acquisition of WASI in January 2023. The decrease from the prior fiscal year's balance of $10.6 million to the current fiscal year's balance of $10.5 million is attributable to foreign currency translation adjustments related to the goodwill balance at Shanwick.

Based on the results of our annual assessment of qualitative factors conducted as of March 31, 2024, management determined that it was more likely than not that the fair value of our reporting units exceeded its carrying value, including goodwill.

Intangible Assets – Amortizable intangible assets consist of acquired patents, tradenames, customer relationships, and other finite-lived identifiable intangibles. Such intangibles are initially recorded at fair value and subsequently subject to amortization. Amortization is recorded using the straight-line method over the estimated useful lives of the assets. In accordance with the applicable accounting guidance, the Company evaluates the recoverability of amortizable intangible assets whenever events occur that indicate potential impairment. In doing so, the Company assesses whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the estimated fair value of the asset.

The estimated amortizable lives of the intangible assets are as follows:

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Years Purchased software 3 Internally developed software 10-15 In-place lease and other intangibles Over lease term Trade names 5 Certification 5 Non-compete 5 License 5 Patents 9 Customer relationships 10-15 Property and Equipment and Assets on Lease or Held for Lease – Property and equipment is stated initially at cost, or fair value if purchased as part of a business combination. Depreciation and amortization are provided on a straight-line basis over the asset’s useful life. Equipment leased to customers is depreciated using the straight-line method. Useful lives range from three years for computer equipment, seven years for flight equipment, ten years for deicers and other equipment leased to customers and thirty years for buildings. Engine assets on lease or held for lease are stated at cost, less accumulated depreciation. Certain costs incurred in connection with the acquisition of engine assets are capitalized as part of the cost of such assets. If assets are not actively being leased (i.e. held for lease), then they are not being depreciated. Major overhauls which improve functionality or extend original useful life are capitalized and depreciated over the engine assets' useful life to a residual value. The Company depreciates the engines on a straight-line basis over the assets' useful life from the acquisition date to a residual value. The Company adjusts its estimates annually for these older generation assets, including updating estimates of an engine’s or aircraft’s remaining operating life. The Company believes this methodology accurately reflects the typical holding period for the assets and that the residual value assumption, which is dependent on the Company's eventual plan for the engine assets (i.e. whole asset sale, part-out, etc.), reasonably approximates the selling price of the assets. When engine assets are committed for sales, the assets are transferred to Inventory. The classification of cash flows associated with the purchase and sale of engine assets is based on the activity that is likely to be the predominant source or use of cash flows for the items. The Company assesses long-lived assets for impairment when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. When evaluating the future cash flows that an asset will generate, we make assumptions regarding the lease market for specific engine models, including estimates of market lease rates and future demand. These assumptions are based upon lease rates that we are obtaining in the current market as well as our expectation of future demand for the specific engine/aircraft model. We determine fair value of the assets by reference to independent appraisals, quoted market prices (e.g., an offer to purchase) and other factors such as current data from manufacturers as well as specific market sales. In the event it is determined that the carrying values of long-lived assets are in excess of the estimated undiscounted cash flows from those assets, the Company then will write-down the value of the assets by the excess of carrying value over fair value. Accounting for Debt - Trust Preferred Securities and Warrant Liability – On June 10, 2019, the Company issued an aggregate of 1.6 million TruPs in the amount of $4.0 million in a non-cash transaction. In connection with the issuance of these TruPs, the Company also issued an aggregate of 8.4 million warrants (representing warrants to purchase $21.0 million in stated value of TruPs). A warrant for mandatorily redeemable shares conditionally obligates the issuer to ultimately transfer assets—the obligation is conditioned only on the warrant's being exercised because the shares will be redeemed. Thus, warrants for mandatorily redeemable shares are liabilities under ASC 480. In total, 5.3 million Warrants were exercised and the remaining 3.1 million Warrants expired on August 30, 2021. On April 24, 2024, the Company entered into an At the Market Offering Agreement (the “ATM Agreement”) with Ascendiant Capital Markets, LLC (the “sales agent” or “Ascendiant”), pursuant to which it may sell and issue its TruPs having an aggregate offering price of up to $8.0 million from time to time. The Company has no obligation to sell any TruPs, and may at any time suspend offers under the ATM Agreement or terminate the ATM Agreement. These TruPs are mandatorily redeemable preferred security obligations of the Company. In accordance with ASC 480, the Company presented mandatorily redeemable preferred securities that do not contain a conversion option as a liability on the 51 balance sheet. Further, as the redemption date and the redemption amount are both fixed, in accordance with ASC 825, we measured these TruPs at the present value of the amount to be paid at settlement, discounted by using the implicit rate at inception. Income Taxes – Income taxes have been provided using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance against net deferred tax assets is recorded when it is more likely than not that such assets will not be fully realized. Tax credits are accounted for as a reduction of income taxes in the year in which the credit originates. All deferred income taxes are classified as non-current in the consolidated balance sheets. The Company recognizes the benefit of a tax position taken on a tax return, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. An uncertain income tax position is not recognized if it has a less than a 50% likelihood of being sustained. Accounting for Redeemable Non-Controlling Interest – In 2016, in connection with the Company's acquisition of Contrail, Contrail entered into an Operating Agreement (the “Operating Agreement”) with the Seller providing for the governance of and the terms of membership interests in Contrail. The Operating Agreement includes put and call options (“Contrail Put/Call Option”) with regard to the 21% non-controlling interest retained by the Seller. The Seller is the founder of Contrail and its current Chief Executive Officer. The Contrail Put/Call Option permits the Seller to require Contrail to purchase all of the Seller’s equity membership interests in Contrail commencing on the fifth anniversary of the acquisition, which was on July 18, 2021. Per the agreement, the price is to be agreed upon by the parties or, failing such agreement, to be determined pursuant to third-party appraisals in a process specified in the agreement. Applicable accounting guidance requires an equity instrument that is redeemable for cash or other assets to be classified outside of permanent equity if it is redeemable (a) at a fixed or determinable price on a fixed or determinable date, (b) at the option of the holder, or (c) upon the occurrence of an event that is not solely within the control of the issuer. As a result of this feature, the Company recorded the non-controlling interests as redeemable and classified them in temporary equity within its Consolidated Balance Sheets initially at their acquisition-date estimated redemption value or fair value. Per the Operating Agreement, Contrail's non-controlling interest is redeemable at fair value, which is determined using a combination of the income approach, utilizing a discounted cash flow analysis, and the market approach, utilizing the guideline public company method. Contrail's discounted cash flow analysis requires significant management judgment with respect to forecasts of revenue, operating margins, capital expenditures, and the selection and use of an appropriate discount rate. The forecasts and assumptions are based on our annual and long-term business plans. Contrail’s market approach requires management to make significant assumptions related to market multiples of earnings derived from comparable publicly-traded companies with similar operating characteristics as Contrail. Contrail's non-controlling interest is adjusted each reporting period for income (or loss) attributable to the non-controlling interest as well as any applicable distributions made. A measurement period adjustment, if any, is then made to adjust the non-controlling interest to the higher of the redemption value (fair value) or carrying value each reporting period. These fair value adjustments are recognized through retained earnings and are not reflected in the Company's Consolidated Statements of Income (Loss). When calculating earnings per share attributable to the Company, the Company adjusts net income attributable to the Company for the measurement period adjustment to the extent the redemption value exceeds the fair value of the non-controlling interest on a cumulative basis. As of March 31, 2024, the fair value of the Contrail's redeemable non-controlling interest was $7.4 million. See Note 22, Commitments and Contingencies. Revenue Recognition – Substantially all of the Company’s revenue is derived from contracts with an initial expected duration of one year or less. As a result, the Company has applied the practical expedient to exclude consideration of significant financing components from the determination of transaction price, to expense costs incurred to obtain a contract, and to not disclose the value of unsatisfied performance obligations.We evaluate gross versus net presentation on revenues from products or services purchased and resold in accordance with the revenue recognition criteria outlined in ASC 606-10, Principal Agent Considerations. The Company, under the terms of its overnight air cargo dry-lease service contracts, passes through to its air cargo customer certain cost components of its operations without markup. The cost of fuel, landing fees, outside maintenance, parts and certain other direct operating costs are included in operating expenses and billed to the customer, at cost, and included in overnight air 52 cargo revenue on the accompanying statements of income (loss). These pass-through costs totaled $36.4 million and $29.2 million for the years ended March 31, 2024 and 2023, respectively. Recently Adopted Accounting Pronouncements In March 2020, the FASB issued ASU 2020-04- Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this Update provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this Update apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. In December 2022, the FASB issued ASU 2022-06- Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The amendments in this Update deferred the implementation deadline of Topic 848 from December 31, 2022, to December 31, 2024. The Company completed the process of converting its material LIBOR-based contracts, hedging relationships, and other transactions to other reference rates as of September 30, 2023. Recently Issued Accounting Pronouncements In November 2023, the FASB issued ASU 2023-07- Segment Reporting (Topic 848): Improvements to Reportable Segment Disclosures. The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses utilized by the chief operating decision maker for a company along with details about who the chief operating decision maker is and their title. The Update additionally requires that all annual disclosures under Topic 280 be included in interim periods financial statements, clarifies when an entity can disclose multiple segment measures of profit or loss, and provides new segment disclosure requirements for entities with a single reportable segment. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 31, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of this amendment on its consolidated financial statements and disclosures. In December 2023, the FASB issued ASU 2023-09- Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this Update require the addition of specific categories to be disclosed in the rate reconciliation if they meet a quantitative threshold, disclosure of disaggregated income taxes paid to federal, state, and foreign jurisdictions, and disclosure of income or loss from continuing operations disaggregated by federal, state, and foreign jurisdictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of this amendment on its consolidated financial statements and disclosures. 53

2. ACQUISITIONS Worldwide Aviation Services, Inc. On January 31, 2023, the Company acquired Worldwide Aircraft Services, Inc. ("WASI"), a Kansas corporation that services the aircraft industry across the United States and internationally through the operation of a repair station which is located in Springfield, Missouri at the Branson National Airport. The acquisition was funded with cash and the loans described in Note 13 of this report. WASI is included within the Overnight air cargo segment. The acquisition date's fair value of the consideration is summarized in the table below (in thousands): January 31, 2023 Cash consideration $ 1,628 Seller's Note 1,370 Total consideration $ 2,998 The transaction was accounted for as a business combination in accordance with ASC Topic 805 "Business Combinations." Assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet at their fair values as of January 31, 2023, with the excess of total consideration above fair value of net assets acquired recorded as goodwill. The following table outlines the consideration transferred and purchase price allocation at the respective fair values as of January 31, 2023 (in thousands): January 31, 2023 ASSETS Accounts receivable $ 1,037 Inventory 517 Other current assets 97 Property, plant and equipment, net 403 Intangible -Trade Name 342 Intangible - Non-competition Agreement 19 Intangible - Customer Relationships 683 Other assets 20 Total assets $ 3,118 LIABILITIES Accounts payable 61 Accrued expenses and deferred revenue 635 Total liabilities $ 696 Net assets acquired $ 2,422 Consideration paid 2,998 Less: Cash acquired (500) Less: Net assets acquired (2,422) Goodwill $ 76 As of March 31, 2023, the purchase price allocation is final. The following table sets forth the revenue and expenses of WASI that are included in the Company’s consolidated statement of income (loss) for the fiscal year ended March 31, 2023 (in thousands): Income Statement Post-Acquisition Revenue $ 929 Cost of Sales 676 Operating Expenses 425 Operating Loss (172) Non-operating expense (22) Net loss $ (194) Pro forma financial information is not presented as the results are not material to the Company’s consolidated financial statements. 54

3. MAJOR CUSTOMER Approximately 36% of the Company’s consolidated revenues were derived from services performed for FedEx Corporation in fiscal 2024 and 2023. Approximately 21% and 16% of the Company’s consolidated accounts receivable at March 31, 2024 and 2023, respectively, were due from FedEx Corporation. Approximately 10% and 9% of the Company’s consolidated revenues were derived from services performed for American Airlines Corporation in fiscal 2024 and 2023, respectively. Approximately 24% and 26% of the Company’s consolidated accounts receivable at March 31, 2024 and 2023, respectively, were due from American Airlines Corporation. 55

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures and reports financial assets and liabilities at fair value. Fair value measurement is classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets Measured and Recorded at Fair Value on a Recurring Basis

The following consolidated balance sheet items are measured at fair value on a recurring basis (in thousands):

	Fair Value Measurements at March 31,	
	2024	2023
Marketable securities (including restricted investments) (Level 1)	$ 1,923	$ 2,161
Interest rate swaps (Level 2)	1,909	2,420
Contrail's redeemable non-controlling interest (Level 3)	$ 7,437	$ 7,972

The fair values of our interest rate swaps are based on the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. Since these inputs are observable in active markets over the terms that the instruments are held, the derivatives are classified as Level 2 in the hierarchy. See Note 9.

The fair value of Contrail's redeemable non-controlling interest is based on a combination of market approach and income approach and is classified as Level 3 in the hierarchy. See Note 22.

The fair value measurements which use significant observable inputs (Level 3), changed due to the following (in thousands):

	Contrail's Redeemable Non-Controlling Interest
Beginning Balance as of April 1, 2023	$ 7,972
Contribution from non-controlling member	—
Distribution to non-controlling member	(245)
Net income attributable to non-controlling interests	1,035
Fair value adjustment - Contrail (Note 22)	(1,325)
Ending Balance as of March 31, 2024	$ 7,437

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, accounts receivable, notes receivable and accounts payable approximate their fair values at March 31, 2024 and 2023.

Assets Measured and Recorded at Fair Value on a Nonrecurring Basis

The Company determines fair value of engine assets on lease or held for lease by reference to independent appraisals, quoted market prices (e.g. an offer to purchase) and other factors such as current data from manufacturers as well as specific market sales. An impairment charge is recorded in the fiscal quarter in which the carrying value of the asset exceeds its fair value. The Company used Level 2 inputs to measure write-downs of engine assets on lease or held for lease. As of March 31, 2024, as a result of our year-end valuation, we did not identify any impairment on our engine assets on lease or held for lease.

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5. INVENTORIES Inventories consisted of the following (in thousands): Year Ended March 31, 2024 2023 Overnight air cargo: Finished goods $ 893 $ 546 Ground equipment manufacturing: Raw materials 5,171 4,589 Work in process 5,244 153 Finished goods 2,770 6,976 Corporate and other: Raw materials 1,003 794 Finished goods 724 726 Commercial jet engines and parts: Whole engines available for sale or tear-down — 10,141 Parts 49,522 50,813 Total inventories 65,327 74,738 Reserves (4,607) (3,613) Total inventories, net of reserves $ 60,720 $ 71,125 A write-down of $1.2 million was recorded on the inventory of the commercial jet engines and parts segment during the fiscal year ended March 31, 2024. The write-down was attributable to our evaluation of the carrying value of inventory as of March 31, 2024, where we compared its cost to its net realizable value and considered factors such as physical condition, sales patterns and expected future demand to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory. 57

6. LESSOR ARRANGEMENTS Office leases The Company, through its wholly owned subsidiary, Wolfe Lake, leases offices to third parties with lease terms between 5 and 29 years under operating lease agreements. For the offices currently on lease, there are no options for the lessees to purchase the spaces at the end of the leases. Our contractual obligations for offices currently on lease can include termination and renewal options. We utilize the reasonably certain threshold criteria in determining which options our customers will exercise. The Company depreciates the assets on a straight-line basis over the assets' useful life. Depreciation expense relating to office leases was $0.3 million for the fiscal years ended March 31, 2024 and 2023, respectively. We recognized rental and other revenues related to operating lease payments of $1.6 million and $1.4 million, respectively, of which variable lease payments were $0.7 million and $0.6 million during the fiscal years ended March 31, 2024 and 2023, respectively. Future minimum rental payments to be received do not include variable lease payments that may be received under certain leases because amounts are based on usage. The following table sets forth the undiscounted cash flows for future minimum base rents to be received from customers for office leases in effect as of March 31, 2024: Year ended March 31, 2025 $ 975 2026 927 2027 901 2028 761 2029 663 Thereafter 3,157 Total $ 7,384 58

7. PROPERTY AND EQUIPMENT Property and equipment consisted of the following (in thousands): Year Ended March 31, 2024 2023 Furniture, fixtures and equipment $ 7,060 $ 6,547 Leasehold improvements 7,656 7,666 Building 13,850 13,850 28,566 28,063 Accumulated depreciation (7,705) (6,624) Property and equipment, net $ 20,861 $ 21,439 59

8. INTANGIBLES Intangibles consisted of the following (in thousands): Year Ended March 31, 2024 2023 Purchased software $ 582 $ 544 Internally developed software 3,657 3,672 In-place lease and other intangibles 1,094 1,094 Customer relationships 8,009 8,050 Patents 1,112 1,112 Other 1,502 1,782 15,956 16,254 Accumulated amortization (5,119) (4,191) 10,837 12,063 In-process software 141 40 Intangible assets, total $ 10,978 $ 12,103 Based on the intangible assets recorded at March 31, 2024 and assuming no subsequent additions to or impairment of the underlying assets, the remaining estimated annual amortization expense is expected to be as follows: (In thousands) Amortization 2025 $ 1,187 2026 1,104 2027 1,029 2028 971 2029 964 Thereafter 5,582 $ 10,837 60

9. INVESTMENTS IN SECURITIES AND DERIVATIVE INSTRUMENTS

As part of the Company's interest rate risk management strategy, the Company, from time to time, uses derivative instruments to minimize significant unanticipated earnings fluctuations that may arise from rising variable interest rate costs associated with existing borrowings (Air T - Term Note A and Air T - Term Note D). To meet these objectives, the Company entered into interest rate swaps with notional amounts consistent with the outstanding debt to provide a fixed rate of 4.56% and 5.09%, respectively, on Term Notes A and D. The swaps mature in January 2028.

On August 31, 2021, Air T and MBT refinanced Term Note A and fixed its interest rate at 3.42%. As a result of this refinancing, the Company determined that the interest rate swap on Term Note A was no longer an effective hedge. The Company will amortize the fair value of the interest-rate swap contract included in accumulated other comprehensive income (loss) associated with Term Note A at the time of de-designation into earnings over the remainder of its term. In addition, any changes in the fair value of Term Note A's swap after August 31, 2021 are recognized directly into earnings. The remaining swap contract associated with Term Note D is designated as an effective cash flow hedging instrument in accordance with ASC 815.

On January 7, 2022, Contrail completed an interest rate swap transaction with Old National Bank ("ONB") with respect to the $43.6 million loan made to Contrail in November 2020 pursuant to the Main Street Priority Loan Facility as established by the U.S. Federal Reserve ("Contrail - Term Note G"). The purpose of the floating-to-fixed interest rate swap transaction was to effectively fix the loan interest rate at 4.68%. As of February 24, 2022, this swap contract has been designated as a cash flow hedging instrument and qualified as an effective hedge in accordance with ASC 815. During the period between January 7, 2022 and February 24, 2022, the Company recorded a loss of approximately $0.1 million in the consolidated statement of income (loss) due to the changes in the fair value of the instrument prior to the designation and qualification of this instrument as an effective hedge. After it was deemed an effective hedge, the Company recorded changes in the fair value of the instrument in the consolidated statement of comprehensive income (loss). On March 30, 2023, Contrail made a prepayment of $6.7 million on Contrail - Term Note G. As a result of this prepayment, the Company determined that the interest rate swap on Contrail - Term Note G was no longer an effective hedge. The Company will amortize the fair value of the interest-rate swap contract included in accumulated other comprehensive income (loss) associated with Contrail - Term Note G at the time of de-designation into earnings over the remainder of its term. In addition, any changes in the fair value of Contrail - Term Note G's swap after March 30, 2023 are recognized directly into earnings.

For the swaps related to Air T Term Note D and Contrail - Term Note G (prior to March 30, 2023), the effective portion of changes in the fair value on these instruments is recorded in other comprehensive income (loss) and is reclassified into the consolidated statement of income (loss) as interest expense in the same period in which the underlying hedged transactions affect earnings. The interest rate swaps are considered Level 2 fair value measurements. As of March 31, 2024 and March 31, 2023, the fair value of the interest-rate swap contracts was an asset of $1.9 million and $2.4 million, respectively, which is included within other assets in the consolidated balance sheets. During the years ended March 31, 2024 and 2023, the Company recorded a gain of approximately $20.0 thousand and $1.0 million, net of tax, respectively, in the consolidated statement of comprehensive income (loss) for changes in the fair value of the instruments. We estimate that $0.8 million of net unrealized gains related to the interest rate swaps included in accumulated other comprehensive (loss) income will be reclassified into earnings within the next twelve months.

The Company may, from time to time, employ trading strategies designed to profit from market anomalies and opportunities it identifies. Management uses derivative financial instruments to execute those strategies, which may include options, and futures contracts. These derivative instruments are priced using publicly quoted market prices and are considered Level 1 fair value measurements. During the fiscal year ended March 31, 2024, the Company recorded $0.2 million gain and $0.4 million loss related to these derivative instruments. During the fiscal year ended March 31, 2023, the Company recorded no gain and $0.3 million loss related to these derivative instruments. These gains and losses are included within Corporate and other's operating expenses in the consolidated statement of income (loss).

The Company also invests in exchange-traded marketable securities and accounts for that activity in accordance with ASC 321, Investments-Equity Securities. Marketable equity securities are carried at fair value, with changes in fair market value included in the determination of net income (loss). The fair market value of marketable equity securities is determined based on quoted market prices in active markets. During the fiscal year ended March 31, 2024, the Company had a gross unrealized gain aggregating to $1.6 million and a gross unrealized loss aggregating to $2.1 million. During the fiscal year ended March 31, 2023, the Company had a gross unrealized gain aggregating to $0.5 million and a gross unrealized loss aggregating to $0.9 million. These unrealized gains and losses are included within Other income (loss) in the consolidated statement of income (loss).

The calculation of net unrealized gains and losses recognized during the period related to equity securities still held at the end of the period is as follows (in thousands):

	Year Ended March 31,	
	2024	2023
Net unrealized losses recognized during the period on equity securities	$ (453)	$ (389)
Less: Net gains recognized during the period on equity securities sold during the period	20	—
Net unrealized losses recognized during the reporting period on equity securities still held at the reporting date	$ (473)	$ (389)

61

10. EQUITY METHOD INVESTMENTS The Company’s investment in Lendway, formerly Insignia, is accounted for under the equity method of accounting. The Company has elected a three-month lag upon adoption of the equity method. On August 2, 2023, Insignia reincorporated in the state of Delaware as Lendway, Inc. Subsequent to reincorporation, Lendway sold its legacy business on August 4, 2023 to pivot the business towards specialty agricultural finance. As of March 31, 2024, the number of Lendway's shares owned by the Company was 0.5 million, representing approximately 28% of the outstanding shares. During the fiscal year ended March 31, 2024, the Company's share of Lendway's net income for the twelve months ended December 31, 2023 was $0.7 million. As of March 31, 2024, the Company's net investment basis in Lendway is $2.3 million. The Company's 20.1% investment in CCI is accounted for under the equity method of accounting. Due to the differing fiscal year-ends, the Company has elected a three-month lag to record the CCI investment at cost, with a basis difference of $0.3 million. For the fiscal year ended March 31, 2024, the Company recorded income of $1.1 million as its share of CCI's net income for the twelve months ended December 31, 2023, along with a basis difference adjustment of $50.0 thousand. The Company's net investment basis in CCI is $3.7 million as of March 31, 2024. Summarized audited financial information for the Company's equity method investees for the twelve months ended December 31, 2023 and December 31, 2022 are as follows (in thousands): Twelve Months Ended December 31, 2023 Twelve Months Ended December 31, 2022 Revenue $ 161,297 $ 146,399 Gross Profit 18,329 20,668 Operating income 6,643 16,631 Net income 7,849 14,256 Net income attributable to Air T, Inc. stockholders $ 1,750 $ 2,473 62

11. ACCRUED EXPENSES Year ended March 31, (In thousands) 2024 2023 Salaries, wages and related items $ 5,296 $ 4,748 Profit sharing and bonus 2,335 1,672 Other deposits 1,403 2,560 Deferred income 2,956 2,440 Other 3,521 1,713 Total $ 15,511 $ 13,133 63

12. LESSEE ARRANGEMENTS The Company has operating leases for the use of real estate, machinery, and office equipment. The majority of our leases have a lease term of 2 to 5 years; however, we have certain leases with longer terms of up to 30 years. Many of our leases include options to extend the lease for an additional period. The lease term for all of the Company’s leases includes the non-cancellable period of the lease, plus any additional periods covered by either a Company option to extend the lease that the Company is reasonably certain to exercise, or an option to extend the lease controlled by the lessor that is considered likely to be exercised. Payments due under the lease contracts include fixed payments plus, for some of our leases, variable payments. Variable payments are typically operating costs associated with the underlying asset and are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Our leases do not contain residual value guarantees. The Company has elected to combine lease and non-lease components as a single component and not to recognize leases on the balance sheet with an initial term of one year or less. The interest rate implicit in lease contracts is typically not readily determinable, and as such the Company utilizes the incremental borrowing rate to calculate lease liabilities, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The components of lease cost for the fiscal years ended March 31, 2024 and 2023 are as follows (in thousands): Twelve Months Ended March 31, 2024 Twelve Months Ended March 31, 2023 Operating lease cost $ 2,587 $ 2,078 Short-term lease cost 873 730 Variable lease cost 828 625 Total lease cost $ 4,288 $ 3,433 Amounts reported in the consolidated balance sheets for leases where we are the lessee as of March 31, 2024 and 2023 were as follows (in thousands): March 31, 2024 March 31, 2023 Operating leases Operating lease ROU assets $ 11,376 $ 11,666 Operating lease liabilities $ 12,276 $ 12,435 Weighted-average remaining lease term Operating leases 12 years, 1 month 12 years, 10 months Weighted-average discount rate Operating leases 5.09% 4.95 % Maturities of lease liabilities under non-cancellable leases where we are the lessee as of the fiscal year ended March 31, 2024 are as follows (in thousands): Operating Leases 2025 $ 2,336 2026 2,122 2027 1,974 2028 1,433 2029 748 Thereafter 8,227 Total undiscounted lease payments 16,840 Interest (3,707) Discount (857) Total lease liabilities $ 12,276 64

13. FINANCING ARRANGEMENTS Borrowings of the Company and its subsidiaries are summarized below at March 31, 2024 and March 31, 2023, respectively. Effective May 26, 2023, Contrail entered into the Fourth Amendment to Master Loan Agreement and the Amended and Restated Promissory Note Term Note G with ONB. The purpose of the amended documents was to replace the one-month LIBOR based interest rate with a one-month SOFR-based rate. All other material terms of the obligations remain the same. The principal amount of the loan was $38.2 million on the effective date of the amended documents and the applicable interest rate is now the one-month SOFR based rate, as defined in the loan agreement, plus 3.11%. Effective May 26, 2023, Contrail entered into the First Amendment to Supplement #8 to Master Loan Agreement, the Fifth Amendment to Supplement #2 to the Master Loan Agreement and the Fourth Amended and Restated Promissory Note Revolving Note with ONB. The purpose of the amended documents was to replace the LIBOR based interest rate with a one- month SOFR based rate. All other material terms of the obligation remain the same. The maximum principal amount of the revolving note remains at $25.0 million and the applicable interest rate is now the one-month SOFR-based rate, as defined in the loan agreement, plus 3.56%. On May 26, 2023, AirCo 1 executed an Amendment to Main Street Priority Loan Facility Term Loan Agreement with PSB. The Amendment replaces the three-month LIBOR benchmark applicable to the loan with a three-month SOFR based rate, which is defined as the three-month SOFR rate plus 3.26%. The principal amount of the loan was $6.4 million on the effective date of the amended agreement. The interest rate is to be determined on the 11th day of each month on the amounts that remain outstanding, commencing June 11, 2023. On June 23, 2023, the Company and MBT entered into amendments to the Credit Agreement with MBT and related promissory note. The amendments extended the maturity date of the credit facility to August 31, 2024 and include the following changes: 1. A $2.0 million seasonal increase in the maximum amount available under the facility. The maximum amount of the facility will now increase to $19.0 million between May 1 and November 30 of each year and will decrease to $17.0 million between December 1 and April 30 of each year; 2. The reference rate for the interest rate payable on the revolving facility will change from Prime to SOFR, plus a spread. The exact spread over SOFR will change every September 30 and March 31 based on the Company calculated funded debt leverage ratio (defined as total debt divided by EBITDA). Depending on the result of the calculation, the interest rate spread applicable to the facility will range between 2.25% and 3.25%; 3. The unused commitment fee on the revolving credit facility will increase from 0.11% to 0.15%; and, 4. The covenant restricting the Company’s use of funds for “Other Investments” was revised to limit the Company to $5.0 million of “Other Investments” per year. On February 22, 2024 the Company, along with AAM 24-1, LLC, entered into a Note Purchase Agreement with Honeywell pursuant to which AAM 24-1 agreed to issue and sell 8.5% senior secured notes in the aggregate principal amount of $15.0 million for an aggregate purchase price of $14.9 million. The notes bear an annual interest rate of 8.5% which is computed on the basis of a 30/360-day year and actual days elapsed and is payable semi-annually in arrears. The maturity date of the notes is February 22, 2031. A continuing first priority lien and security interest in and to all of the Company’s right, title and interest in all of the capital stock of AAM 24-1 was created in favor of Honeywell, as collateral for the repayment of the notes. In addition, 160,000 newly-issued shares of TruPs held by AAM 24-1 are also separately pledged to Honeywell. On March 28, 2024, Contrail entered into Supplement #10 to the Master Loan Agreement with Old National Bank dated June 24, 2019 and Term Loan I. Term Loan I is a multiple advance term loan in the principal amount of $10.0 million and is secured by a first lien on three engines and other identified collateral recently purchased by Contrail. The loan requires Contrail to disassemble the collateral and place it in Contrail's inventory. The loan bears a monthly variable interest rate at the 30 Day Term SOFR + 3.11%. The loan requires 18 monthly payments of interest until the loan maturity date of September 20, 2025. Principal reduction payments are due monthly in an amount equal to 100% of the amount of the gross sales proceeds collected that are derived from any of the engines or other specific collateral listed in the security agreement sold during the prior month. In addition to the first lien noted above, the loan is also secured by the current $2.0 million limited guarantees of the Company and Joe Kuhn. The loan may be prepaid without penalty and includes a quarterly rolling cash flow coverage ratio covenant, a tangible net worth covenant and monthly sales reporting. The loan was fully drawn at closing and the funds were used to prepay the principal balance on Contrail’s existing Main Street Loan (Term Loan G) by $10.0 million. The Revolver - MBT has no outstanding balance as of March 31, 2024 and matures on August 31, 2024. We are currently seeking to refinance the Revolver - MBT prior to its maturity date; however, there is no assurance that we will be able to execute this refinancing or, if we are able to refinance this obligation, that the terms of such refinancing would be as favorable as the terms of our existing credit facility. The following table provides certain information about the current financing arrangements of the Company's and its subsidiaries as of March 31, 2024 and 2023: (In Thousands) March 31, 2024 March 31, 2023 Maturity Date Interest Rate Unused commitments as of March 31, 2024 Air T Debt Revolver - MBT $ — $ 8,742 8/31/2024 SOFR + range of 2.25% - 3.25% $ 17,000 Term Note A - MBT 6,955 7,762 8/31/2031 3.42% Term Note B - MBT 2,456 2,740 8/31/2031 3.42% Term Note D - MBT 1,271 1,338 1/1/2028 1-month LIBOR + 2.00% Term Note E - MBT — 800 6/25/2025 Greater of LIBOR + 1.50% or 2.50% Term Note F - MBT 783 983 1/31/2028 Greater of 6.00% or Prime + 1.00% Debt - Trust Preferred Securities 34,214 25,598 6/7/2049 8.00% Total 45,679 47,963 AirCo 1 Debt Term Loan - Park State Bank ("PSB") 5,434 6,393 12/11/2025 3-month SOFR + 3.26% Total 5,434 6,393 Jet Yard Debt Term Loan - MBT 1,749 1,844 8/31/2031 4.14% Total 1,749 1,844 Contrail Debt Revolver - ONB 3,476 12,441 11/24/2025 1-month SOFR + 3.56% 21,524 Term Loan G - ONB 14,918 38,180 11/24/2025 1-month SOFR + 3.11% Term Note I - ONB 10,000 — 9/28/2025 1-month SOFR + 3.11% Total 28,394 50,621 Delphax Solutions Debt Canadian Emergency Business Account Loan — 30 12/31/2025 5.00% Total — 30 Wolfe Lake Debt Term Loan - Bridgewater 9,327 9,586 12/2/2031 3.65% Total 9,327 9,586 Air T Acquisition 22.1 Term Loan - Bridgewater 4,000 4,500 2/8/2027 4.00% Term Loan A - ING 1,946 2,610 2/1/2027 3.50% Term Loan B - ING 1,081 1,088 5/1/2027 4.00% Total 7,027 8,198 WASI Debt Promissory Note - Seller's Note 849 1,279 1/1/2026 6.00% Total 849 1,279 AAM 24-1 Debt Promissory Notes - Honeywell 15,000 — 2/22/2031 8.50% Total 15,000 — Total Debt 113,459 125,914 Unamortized Premiums and Debt Issuance Costs (533) (829) Total Debt, net $ 112,926 $ 125,085 Fiscal 2024's weighted average interest rate on short term borrowings outstanding was 8.88% . The weighted average interest rate on short term borrowings outstanding as of March 31, 2023 was 7.77%. The Company's Credit Agreement with MBT and the Contrail revolving credit facility contain affirmative and negative covenants, including covenants that restrict the ability of the Company and its subsidiaries to, among other things, incur or guarantee indebtedness, incur liens, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments, make changes in the nature of its business, and engage in transactions with affiliates. On June 24, 2024, we obtained a waiver letter from MBT that waives two outstanding events of default. This Letter provides a one-time waiver for defaults resulting from our inability to meet the debt service coverage ratio as of March 31, 2024 and our failure to submit unaudited financial statements within 45 days following the quarter ending on that date. Based on the Letter, we are no longer in default of the Company's Credit Agreement with MBT. The Promissory Notes - Honeywell also contain affirmative and negative covenants, including covenants on the utilization of loan proceeds, TruPs dividends, distributions from AAM 24-1's investments and other reporting requirements. The obligations of Contrail under the Contrail Credit Agreement with ONB are secured by a first-priority security interest in substantially all of the assets of Contrail. The obligations of Contrail under the Contrail Credit Agreement are also guaranteed by the Company, up to a maximum of $1.6 million, plus costs of collection. The Company is not liable for any other assets or liabilities of Contrail and there are no cross-default provisions with respect to Contrail’s debt in any of the Company’s debt agreements with MBT. At March 31, 2024, our contractual financing obligations, including payments due by period, are as follows (in thousands): Fiscal year ended Amount 2025 $ 14,358 2026 26,229 2027 5,535 2028 4,009 2029 1,738 Thereafter 61,590 113,459 Unamortized Premiums and Debt Issuance Costs (533) $ 112,926 The Company assumes various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements such as debt and lease agreements. Fair Value of Debts - As of March 31, 2024 and 2023, the carrying amounts reported in the consolidated balance sheets for the Company’s debt instruments approximate the fair values. Estimated fair values are determined by comparing current borrowing rates and risk spreads offered in the market (Level 2 fair value measures) or quoted market prices (Level 1 fair value measures), when available, to the stated interest rates and spreads on the Company’s debts. Interest Expense, net - The components of net interest expense during the years ended March 31, 2024 and March 31, 2023 are as follows (in thousands): March 31, 2024 March 31, 2023 Contractual interest $ 6,684 $ 7,932 Amortization of deferred financing costs 324 331 Interest income (92) (328) Total $ 6,916 $ 7,935 65

14. RELATED PARTY MATTERS Contrail leases its corporate and operating facilities at Verona, Wisconsin from Cohen Kuhn Properties, LLC, a limited liability company whose membership interests are owned by Mr. Joseph Kuhn, Contrail's Chief Executive Officer and Mrs. Miriam Cohen-Kuhn, Contrail's Chief Financial Officer, equally. The facility consists of approximately 21,000 square feet of warehouse and office space. The Company paid aggregate rental payments of approximately $0.2 million to Cohen Kuhn Properties, LLC pursuant to such lease during the period from April 1, 2023 through March 31, 2024. This lease expires on July 17, 2026. The lease agreement provides that the Company shall be responsible for maintenance of the leased facilities and for utilities, taxes and insurance. The Company believes that the terms of such leases are no less favorable to the Company than would be available from an independent third party. Gary S. Kohler, a director of the Company, entered into an employment agreement with Blue Clay Capital Management, a wholly-owned subsidiary of the Company in the Corporate and other segment, to serve as its Chief Investment Officer in return for an annual salary of $51.5 thousand plus variable compensation based on the management and incentive fees to be paid to the subsidiary by certain of these investment funds and eligibility to participate in discretionary annual bonuses. Nick Swenson, CEO of the Company, along with his affiliates (other than the Company), successors and assignees, are the majority shareholders of CCI. As of March 31, 2024, Mr. Swenson and his affiliates (other than the Company), successors and assignees owned 70.1% of ownership interests in CCI. Under the VIE model, Mr. Swenson and his affiliates (other than the Company), successors and assignees are the primary beneficiaries of CCI due to the high extent of his ownership relative to other shareholders of CCI, and the lack of shared power between Mr. Swenson and the Company ("the related party group") to direct the activities of CCI that most significantly impact CCI’s economic performance. Air T Acquisition 22.1's term loan with Bridgewater is secured by a first lien on all of the assets of the subsidiary, a pledge of $5.0 million, 8.0% TruPs, and a personal guaranty of the Company’s Chairman, President and Chief Executive Officer Nick Swenson. Air T engages Fox Lake Capital, LLC ("FLC") to perform certain consulting and brokerage services for the Company. Dan Philp, an employee of Air T, is the CEO of FLC. During the fiscal year ended March 31, 2024, the Company has paid approximately $0.5 million to FLC to compensate for services rendered. 66

15. EMPLOYEE AND NON-EMPLOYEE STOCK OPTIONS

Air T, Inc. maintains two stock option plans for the benefit of certain eligible employees and directors. The first Air T stock option plan is the 2012 Stock Option Plan. The second Air T stock option plan is the 2020 Omnibus Stock and Incentive Plan. In addition, Delphax maintains a number of stock option plans. Compensation expense is recognized over the requisite service period for stock options which are expected to vest based on their grant-date fair values. The Company uses the Black-Scholes option pricing model to value stock options granted under the Air T, Inc. plans and the Delphax plans. The key assumptions for this valuation method include the expected term of the option, stock price volatility, risk-free interest rate and dividend yield. Many of these assumptions are judgmental and highly sensitive in the determination of compensation expense.

Air T's 2012 Stock Option Plan

No options were granted under Air T, Inc.'s 2012 Stock Option Plan during the fiscal years ended March 31, 2024 and 2023. No stock-based compensation expense with respect to this plan was recognized for the year ended March 31, 2024 and 2023, respectively. At March 31, 2024, there was no unrecognized compensation expense related to the Air T's 2012 stock options.

In Fiscal 2024, 3,750 options were exercised under the Air T's 2012 Stock Option Plan at $7.04 per share, which was disclosed within our consolidated statement of equity. No unexpired options remain outstanding under this plan as of March 31, 2024 and the Plan terminated in 2022.

Options activity during the fiscal years ended March 31, 2023 and 2024 is summarized below (in thousands, except for shares):

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at March 31, 2022	11,250	$ 6.61	1.07	$ 182,000
Granted	—	—		
Exercised	(3,750)	5.75		
Forfeited	—	—		
Repurchased	—	—		
Outstanding at March 31, 2023	7,500	7.04	0.40	135,000
Granted				
Exercised	(3,750)	7.04		
Forfeited	(3,750)	7.04		
Repurchased				
Outstanding at March 31, 2024	—	—	0.00	—
Exercisable at March 31, 2024	—	$ —	0.00	$ —

Air T's 2020 Omnibus Stock and Incentive Plan

On December 29, 2020, the Company's Board of Directors unanimously approved the 2020 Omnibus Stock and Incentive Plan (the "Plan"), which was subsequently approved by the Company's stockholders at the August 18, 2021 Annual Meeting of Stockholders. The total number of shares authorized under the Plan is 420,000. Among other instruments, the Plan permits the Company to grant stock option awards. Through March 31, 2024, options to purchase up to 326,000 shares have been granted under the Plan. The options vest annually over a period of ten years based on a specified service condition ("vested awards") and expire ten years after vesting. However, the ability to exercise vested awards, occurring at the conclusion of each annual vesting period, is contingent upon the Company's stock price meeting predetermined milestones outlined in the options agreements (the "market condition"). If the market condition is not fulfilled at the annual vesting period on June 30 of every year, the vested awards may not be exercisable at any subsequent point. On the preceding two vesting dates, June 30, 2023 and June 30, 2022, a total of 65,200 shares satisfied the service condition; however, they did not meet the market condition to become exercisable. Therefore, as of March 31, 2024, the remaining number of unvested options is 260,800 shares.

The Company used the Black-Scholes option pricing model to value stock options granted under the Air T's 2020 Omnibus Stock and Incentive Plan and determined the grant date's fair value was $1.3 million. The key assumptions used in the Plan's Black-Scholes option pricing model are as follows:

Risk-free interest rate	0.94 %
Expected dividend yield	—
Expected term	10 years
Expected volatility	44.29 %

We do not anticipate significant forfeitures and elected to account for forfeitures as they occur. During fiscal years ended March 31, 2024 and 2023, total compensation cost recognized under the Plan was $0.1 million and $0.3 million, respectively. The unrecognized compensation cost related to nonvested awards is $0.5 million, which is expected to be recognized over a weighted average period of 7.25 years.

67

16. REVENUE RECOGNITION Performance Obligations Substantially all of the Company’s non-lease revenue is derived from contracts with an initial expected duration of one year or less. As a result, the Company has applied the practical expedient to exclude consideration of significant financing components from the determination of transaction price, to expense costs incurred to obtain a contract, and to not disclose the value of unsatisfied performance obligations. The following is a description of the Company’s performance obligations as of March 31, 2024: Type of Revenue Nature, Timing of Satisfaction of Performance Obligations, and Significant Payment Terms Product Sales The Company generates revenue from sales of various distinct products such as parts, aircraft equipment, printing equipment, jet engines, airframes, and scrap metal to its customers. A performance obligation is created when the Company accepts an order from a customer to provide a specified product. Each product ordered by a customer represents a performance obligation. The Company recognizes revenue when obligations under the terms of the contract are satisfied; generally, this occurs at a point-in-time upon shipment or when control is transferred to the customer. Transaction prices are based on contracted terms, which are at fixed amounts based on standalone selling prices. While the majority of the Company's contracts do not have variable consideration, for the limited number of contracts that do, the Company records revenue based on the standalone selling price less an estimate of variable consideration (such as rebates, discounts or prompt payment discounts). The Company estimates these amounts based on the expected incentive amount to be provided to customers and reduces revenue accordingly. Performance obligations are short-term in nature and customers are typically billed upon transfer of control. The Company records all shipping and handling fees billed to customers as revenue. The terms and conditions of the customer purchase orders or contracts are dictated by either the Company’s standard terms and conditions or by a master service agreement or by the contract. Support Services The Company provides a variety of support services such as aircraft maintenance, printer maintenance, and short-term repair services to its customers. Additionally, the Company operates certain aircraft routes on behalf of FedEx. A performance obligation is created when the Company agrees to provide a particular service to a customer. For each service, the Company recognizes revenues over time as the customer simultaneously receives the benefits provided by the Company's performance. This revenue recognition can vary from when the Company has a right to invoice to the output or input method depending on the structure of the contract and management’s analysis. For repair-type services, the Company records revenue over-time based on an input method of costs incurred to total estimated costs. The Company believes this is appropriate as the Company is performing labor hours and installing parts to enhance an asset that the customer controls. The vast majority of repair- services are short term in nature and are typically billed upon completion of the service. Some of the Company’s contracts contain a promise to stand ready as the Company is obligated to perform certain maintenance or administrative services. For most of these contracts, the Company applies the 'as invoiced' practical expedient as the Company has a right to consideration from the customer in an amount that corresponds directly with the value of the entity's performance completed to date. A small number of contracts are accounted for as a series and recognized equal to the amount of consideration the Company is entitled to less an estimate of variable consideration (typically rebates). These services are typically ongoing and are generally billed on a monthly basis. 68

The following table summarizes disaggregated revenues by type (in thousands): Year Ended March 31, 2024 Year Ended March 31, 2023 Product Sales Overnight air cargo $ 39,302 $ 29,493 Ground equipment sales 36,127 47,100 Commercial jet engines and parts 114,049 89,700 Corporate and other 1,123 266 Support Services Overnight air cargo 76,107 60,857 Ground equipment sales 533 587 Commercial jet engines and parts 10,727 9,539 Corporate and other 5,411 4,328 Leasing Revenue Overnight air cargo — — Ground equipment sales 49 154 Commercial jet engines and parts 64 2,365 Corporate and other 1,624 1,582 Other Overnight air cargo 137 193 Ground equipment sales 459 644 Commercial jet engines and parts 695 133 Corporate and other 427 382 Total $ 286,834 $ 247,323 See Note 19 for the Company's disaggregated revenues by geographic region and Note 20 for the Company’s disaggregated revenues by segment. These notes disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Contract Balances and Costs Contract liabilities relate to deferred revenue, our unconditional right to receive consideration in advance of performance with respect to subscription revenue and advanced customer deposits with respect to product sales. The following table presents outstanding contract liabilities as of April 1, 2023 and March 31, 2024 and the amount of contract liabilities that were recognized as revenue during the year ended March 31, 2024 (in thousands): Outstanding Contract Liabilities Outstanding Contract Liabilities Recognized as Revenue As of March 31, 2024 $ 4,359 As of April 1, 2023 $ 5,000 For the Year ended March 31, 2024 $ (4,519) 69

17. EMPLOYEE BENEFITS The Company has a 401(k) defined contribution plan covering domestic employees and an 1165(e) defined contribution plan covering Puerto Rico based employees (“Plans”). All employees of the Company are immediately eligible to participate in the Plans. The Company’s contribution to the Plans for the fiscal years ended March 31, 2024 and 2023 was approximately $0.9 million and $0.7 million, respectively, and was recorded in the consolidated statements of income (loss). The Company, in each of the past three years, has paid a discretionary profit sharing bonus in which all employees have participated. Profit sharing expense in fiscal 2024 and 2023 was approximately $2.2 million and $2.4 million, respectively, and was recorded in general and administrative expenses in the consolidated statements of income (loss). 70

18. INCOME TAXES

Loss from continuing operations before income taxes as shown in the Consolidated Statements of Income (Loss) consists of the following:

	Year Ended March 31,	
	2024	2023
Domestic	$ (3,468)	$ (10,566)
Foreign	(487)	(787)
Total	$ (3,955)	$ (11,353)

Income tax expense (benefit) attributable to pretax loss from continuing operations consists of (in thousands):

	Year Ended March 31,	
	2024	2023
Current:		
Federal	$ 23	$ 46
State	(226)	150
Foreign	902	845
Total current	699	1,041
Deferred:		
Federal	126	29
State	(13)	(442)
Foreign	(83)	(196)
Total deferred	30	(609)
Total	$ 729	$ 432

Income tax expense attributable to pretax loss from continuing operations differed from the amounts computed by applying the U.S. Federal income tax rate of 21.0% to pretax loss from continuing operations as follows (in thousands):

	Year Ended March 31,			
	2024		2023	
Expected Federal income tax benefit U.S. statutory rate	$ (831)	21.0%	$ (2,384)	21.0%
Foreign rate differential	399	-10.1%	(25)	0.2%
State income taxes, net of federal benefit	(125)	3.2%	(558)	4.9%
Micro-captive insurance benefit	(306)	7.7%	(274)	2.4%
Change in valuation allowance	1,909	-48.3%	3,149	-27.7%
Income attributable to minority interest - Contrail	(217)	5.5%	190	-1.7%
Other differences, net	(100)	2.5%	334	-2.9%
Income tax expense	$ 729	-18.5%	$ 432	-3.8%

The Company did not record any liabilities for uncertain tax positions for the fiscal years ended March 31, 2024 and March 31, 2023.

The Tax Cuts and Jobs Act (the "Tax Act") provides for a territorial tax system, that includes the global intangible low-taxed income ("GILTI") provision beginning in 2018. The GILTI provisions require us to include in our U.S. income tax return certain current year foreign subsidiary earnings net of foreign tax credits, subject to limitation. We elected to account for the GILTI tax in the period in which it is incurred. There was no GILTI inclusion for the fiscal years ended March 31, 2024 and March 31, 2023.

The Company (exclusive of Delphax which has a full valuation allowance) has federal gross operating losses of $8.4 million and state gross operating losses of $13.7 million, and foreign gross operating losses of $8.2 million at March 31, 2024. These net operating losses will begin to expire in tax year 2031. The Company has foreign tax credits of $0.7 million that will begin to expire in tax year 2029.

Deferred tax assets and liabilities were comprised of the following (in thousands):

	Year Ended March 31,	
	2024	2023
Net operating loss & attribute carryforwards	$ 9,414	$ 5,968
Unrealized losses on investments	1,055	1,740
Inventory reserve	1,041	851
Accrued vacation	449	421
Foreign tax credit	650	391
Investment in partnerships	—	1,723
Lease liabilities	2,913	3,000
Other deferred tax assets	792	374
Total deferred tax assets	16,314	14,468
Property and equipment	(1,735)	(1,804)
Right-of-use assets	(2,703)	(2,815)
Capital gain deferment	(1,763)	(1,799)
Foreign intangible assets	(2,089)	(2,159)
Other deferred tax liabilities	(498)	(301)
Total deferred tax liabilities	(8,788)	(8,878)
Net deferred tax assets	7,526	5,590
Less valuation allowance	(9,973)	(8,007)
Net deferred tax liabilities	$ (2,447)	$ (2,417)

The Company is not asserting indefinite reinvestment with regards to foreign earnings in the Netherlands. The Company has not recorded deferred taxes associated with these undistributed earnings as the impact of any future distribution will not have a material tax impact. The Company continues to assert that it will permanently reinvest all other foreign earnings, including basis differences of all the Company's foreign subsidiaries. As a result of its permanent reinvestment assertion, the Company has not recorded deferred taxes related to its foreign subsidiaries under the indefinite exception. The Company has not determined the deferred tax liability associated with these undistributed earnings and basis differences, as such determination is not practicable.

Valuation Allowance

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended March 31, 2024. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of March 31, 2024, a valuation allowance of $10.0 million (inclusive of the Delphax entities' valuation allowances that were discussed above) has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The Organization for Economic Co-operation and Development ("OECD") has introduced a framework to implement a global minimum tax. Several jurisdictions in which the Company operates have enacted laws effective January 1, 2024, consistent with the OECD's framework. While details around the global minimum tax in each jurisdiction are uncertain, the Company does not anticipate being subject to the global minimum tax in the upcoming fiscal year.

Delphax

Effective on November 24, 2015, Air T, Inc. purchased interests in Delphax. With an equity investment level by the Company of approximately 67%, Delphax is required to continue filing a separate United States corporate tax return.

Delphax maintains a September 30 fiscal year end, and the returns for the fiscal years ended September 30, 2023 have not been filed. The gross deferred tax balances related to Delphax includes federal and state loss carryforwards of $8.5 million and $1.7 million, respectively. The net operating losses expire in varying amounts beginning in the tax year 2027.

The provisions of ASC 740 require an assessment of both positive and negative evidence when determining whether it is more-likely-than-not that deferred tax assets will be recovered. In accounting for Delphax's tax attributes, the Company has established a full valuation allowance of $1.8 million at March 31, 2024, and $1.9 million at March 31, 2023. The cumulative tax losses incurred by Delphax in recent years was the primary basis for the Company's determination that a full valuation allowance should be established against Delphax's net deferred tax assets.

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19. GEOGRAPHICAL INFORMATION Total tangible long-lived assets, net of accumulated depreciation, located in the United States, the Company's country of domicile, and similar tangible long-lived assets, net of accumulated depreciation, held outside the United States are summarized in the following table as of March 31, 2024 and March 31, 2023 (in thousands): March 31, 2024 March 31, 2023 United States $ 20,807 $ 21,433 Foreign 306 89 Total tangible long-lived assets, net $ 21,113 $ 21,522 The Company’s tangible long-lived assets, net of accumulated depreciation, held outside of the United States represent primarily assets on lease at March 31, 2024. The net book value located within each individual country at March 31, 2024 is listed below (in thousands): Country March 31, 2024 March 31, 2023 Thailand $ 252 $ — Other 54 89 Total tangible long-lived assets, net $ 306 $ 89 Total revenue, located in the United States, and outside the United States is summarized in the following table as of March 31, 2024 and March 31, 2023 (in thousands): March 31, 2024 March 31, 2023 United States $ 246,626 $ 199,572 Foreign 40,208 47,751 Total revenue $ 286,834 $ 247,323 72

20. SEGMENT INFORMATION The Company has four reportable segments: overnight air cargo, ground equipment sales, commercial jet engine and parts, and corporate and other. Segment data is summarized as follows (in thousands): (In Thousands) Year Ended March 31, 2024 2023 Operating Revenues: Overnight Air Cargo: Domestic $ 114,809 $ 90,370 International 737 173 Total Overnight Air Cargo 115,546 90,543 Ground Equipment Sales: Domestic 32,677 38,652 International 4,491 9,833 Total Ground Equipment Sales 37,168 48,485 Commercial Jet Engines and Parts: Domestic 95,210 67,599 International 30,325 34,138 Total Commercial Jet Engines and Parts 125,535 101,737 Corporate and Other: Domestic 3,930 2,952 International 4,655 3,606 Total Corporate and Other 8,585 6,558 Total 286,834 247,323 Operating Income (Loss): Overnight Air Cargo 6,765 4,047 Ground Equipment Sales (1,553) 3,141 Commercial Jet Engines and Parts 4,169 (957) Corporate and Other (8,117) (10,638) Total 1,264 (4,407) Capital Expenditures: Overnight Air Cargo 535 307 Ground Equipment Sales 131 35 Commercial Jet Engines and Parts 238 572 Corporate and Other 172 293 Total 1,076 1,207 Depreciation and Amortization: Overnight Air Cargo 366 115 Ground Equipment Sales 144 164 Commercial Jet Engines and Parts 756 2,382 Corporate and Other 1,532 1,501 Total $ 2,798 $ 4,162 The table below provides a reconciliation of operating income (loss) to Adjusted EBITDA for the fiscal years ended March 31, 2024 and 2023 (in thousands): Fiscal year 2024 Fiscal year 2023 Operating income (loss) from continuing operations 1,264 (4,407) Depreciation and amortization (excluding leased engines depreciation) 2,798 2,525 Asset impairment, restructuring or impairment charges 1,195 7,840 Loss on sale of property and equipment 18 8 TruPs issuance expenses 347 63 Adjusted EBITDA $ 5,622 $ 6,029 73

21. EARNINGS PER COMMON SHARE

Basic earnings per share has been calculated by dividing net income (loss) attributable to Air T, Inc. stockholders by the weighted average number of common shares outstanding during each period. For purposes of calculating diluted earnings per share, shares issuable under stock options were considered potential common shares and were included in the weighted average common shares unless they were anti-dilutive.

The computation of earnings per common share is as follows (in thousands, except per share data):

	Year Ended March 31,	
	2024	2023
Net Loss	$ (4,684)	$ (11,785)
Net income attributable to non-controlling interests	(2,135)	(510)
Net loss attributable to Air T, Inc. Stockholders	(6,819)	(12,295)
Loss per share:		
Basic	$ (2.42)	$ (4.32)
Diluted	$ (2.42)	$ (4.32)
Antidilutive shares excluded from computation of loss per share	—	5
Weighted Average Shares Outstanding:		
Basic	2,816	2,847
Diluted	2,816	2,847

22. COMMITMENTS AND CONTINGENCIES

Contrail Put/Call Option

Contrail entered into an Operating Agreement in connection with the acquisition of Contrail providing for the governance of and the terms of membership interests in Contrail and including put and call options with the Seller of Contrail. The Contrail Put/Call Option permits the Seller to require Contrail to purchase all of the Seller's equity membership interests in Contrail commencing on the fifth anniversary of the acquisition, which was on July 18, 2021. The Company has presented this redeemable non-controlling interest in Contrail between the liabilities and equity sections of the accompanying consolidated balance sheets. In addition, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Contrail RNCI is a Level 3 fair value measurement that is valued at $7.4 million as of March 31, 2024. The change in the redemption value compared to March 31, 2023 is a decrease of $0.5 million. The decrease was driven by $1.3 million of the net change in fair value and $0.2 million of distributions, offset by $1.0 million of net income attributable to the non-controlling interest. After March 31, 2024 and before the financial statements were issued, Contrail redeemed 16% of the 21% of the Seller's interest for consideration consisting of a promissory note and an earnout. Immediately following the redemption transaction, the Put/Call Option in the Operating Agreement was amended so that the remaining 5% interest in Contrail will be redeemable based on an amount other than fair value. Refer to Note 25, Subsequent Events, for additional details on the transaction.

Contrail Asset Management, LLC and CJVII, LLC

On May 5, 2021, the Company formed an aircraft asset management business called Contrail Asset Management, LLC ("CAM"), and an aircraft capital joint venture called CJVII, LLC ("CJVII"). The venture focuses on acquiring commercial aircraft and jet engines for leasing, trading and disassembly. The joint venture, CJVII, was formed as a series LLC ("CJVII Series"). It consists of several individual series that target investments in current generation narrow-body aircraft and engines, building on Contrail's origination and asset management expertise. CAM was formed to serve two separate and distinct functions: 1) to direct the sourcing, acquisition and management of aircraft assets owned by CJVII Series as governed by the Management Agreement between CJVII and CAM ("Asset Management Function"), and 2) to directly invest into CJVII Series alongside other institutional investment partners ("Investment Function").

CAM has two classes of equity interests: 1) common interests and 2) investor interests. Neither interest votes as the entity is operated by a Board of Directors. The common interests of CAM relate to its Asset Management Function. The investor interests of CAM relate to the Company's and MRC's investments through CAM into CJVII (the Investment Function) and

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ultimately into the individual CJVII Series. With regard to CAM’s common interests, the Company currently owns 90% of the economic common interests in CAM, and MRC owns the remaining 10%. MRC invested $1.0 million directly into CAM in exchange for 10% of the common interests. For the Asset Management Function, CAM receives origination fees, management fees, consignment fees (where applicable) and a carried interest from the direct investors into each CJVII Series. Such fee income and carried interest will be distributed to the Company and MRC in proportion to their respective common interests. For its Investment Function, CAM’s initial commitment to CJVII was approximately $51.0 million. The Company and MRC have commitments to CAM in the respective amounts of $7.0 million and $44.0 million. These represent the investor interests of CAM, separate and distinct from the common interests. Any investment returns on CAM’s investor interests are shared pro- rata between the Company and MRC for each individual investment at the CJVII Series. As of March 31, 2023, Air T fulfilled its Investment Function initial commitment to CAM. Per its Operating Agreement, CAM is comprised of only two Series: the Onshore and the Offshore Series. Participation in each is determined solely based on whether a potential investment at the CJVII Series is a domestic (Onshore) or international (Offshore) investment. As of March 31, 2024, for its Investment Function, the Company has contributed $10.6 million to CAM’s Offshore Series and $1.0 million to CAM’s Onshore Series. The Company determined that CAM is a variable interest entity and that the Company is not the primary beneficiary. This is primarily the result of the Company's conclusion that it does not control CAM’s Board of Directors, which has the power to direct the activities that most significantly impact the economic performance of CAM. Accordingly, the Company does not consolidate CAM and has determined to account for this investment using equity method accounting. As of March 31, 2024, the Company's net investment basis in CAM is $7.4 million. In connection with the formation of CAM, MRC has a fixed price put option of $1.0 million to sell its common equity in CAM to Air T at each of the first three (3) anniversary dates. At the later of (a) five (5) years after execution of the agreement and (b) distributions to MRC per the waterfall equal to their capital contributions, Air T has a call option and MRC has a put option on the MRC common interests in CAM. If either party exercises the option, the exercise price will be fair market value if Air T pays in cash at closing or 112.5% of fair market value if Air T opts to pay in three (3) equal annual installments after exercise. The Company previously recognized $1.0 million within “Other non-current liabilities” with an offset to equity as of March 31, 2022. We subsequently reviewed this accounting treatment and determined that there was no loss contingency that existed under ASC 450 as we did not expect the $1.0 million put option to be exercised in the money to MRC. As such, as of March 31, 2023, the Company reversed the $1.0 million previously recorded. This matter was not material to our consolidated financial statements for any quarterly or annual periods. With respect to the secondary put and call option, as it is priced at fair value, the Company also determined that there is no potential loss or gain upon exercise that would need to be recognized. Shanwick Put/Call Option In February 2022, in connection with the Company's acquisition of GdW, a consolidated subsidiary of Shanwick, the Company entered into a shareholder agreement with the 30% non-controlling interest owners of Shanwick, providing for the governance of and the terms of membership interests in Shanwick. The shareholder agreement includes the Shanwick Put/Call Option with regard to the 30% non-controlling interest. The non-controlling interest holders are the executive management of the underlying business. The Shanwick Put/Call Option grants the Company an option to purchase the 30% interest at the call option price that equals to the average EBIT over the 3 Financial Years prior to the exercise of the Call Option multiplied by 8. In addition, the Shanwick Put/Call Option also grants the non-controlling interest owners an option to require Air T to purchase from them their respective ownership interests at the Put Option price, that is equal to the average EBIT over the 3 Financial Years prior to the exercise of the Put Option multiplied by 7.5. The Call Option and the Put Option may be exercised at any time from the fifth anniversary of the shareholder agreement and then only at the end of each fiscal year of Air T. The Company has presented this redeemable non-controlling interest in Shanwick between the liabilities and equity sections of the accompanying consolidated balance sheets. In addition, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the estimated redemption value at the end of each reporting period. As the Shanwick RNCI will be redeemed at established multiples of EBIT, it is considered redeemable at other than fair value. Changes in its estimated redemption value are recorded on our consolidated statements of operations within non-controlling interests. The Shanwick RNCI's estimated redemption value is $5.5 million as of March 31, 2024, which was comprised of the following (in thousands): 75

		Shanwick's Redeemable Non-Controlling Interest
Beginning Balance as of April 1, 2023	$	4,738
Contribution from non-controlling members		—
Distribution to non-controlling members		(326)
Net income attributable to non-controlling interests		419
Redemption value adjustments		709
Ending Balance as of March 31, 2024	$	5,540

23. GUARANTEES

Financial Guarantees
Our financial guarantees consist of debt obligations of certain CJVII Series. Expiration dates vary through 2028, and guarantees will terminate on payment and/or cancellation of the underlying obligation. A payment by us would be triggered by failure of the series to fulfill its obligation covered by the guarantee. We are entitled to recover from amounts paid by us under the guarantees by other unrelated institutional investment partners ("CJVII Series investors"), up to their pro rata ownership of the CJVII Series. The maximum potential payments for financial guarantees was $13.6 million as of March 31, 2023. In February 2024, the Company was released of its obligations from these financial guarantees. As a result, the maximum potential payments for financial guarantees was $0 as of March 31, 2024.

Financial guarantees and indemnifications are recorded at fair value at their inception. Subsequent to initial recognition, the guarantee liability is adjusted at each reporting period to reflect the current estimate of expected payments resulting from possible default events over the remaining life of the guarantee.

Nonfinancial Guarantees
From time to time, we may issue guarantees or indemnifications to third parties assuring performance of lease agreements pertaining to aircraft assets owned by certain CJVII Series ("nonfinancial guarantees"). Air T's performance under these guarantees would be triggered by failure of the series to perform in accordance with the terms stated in the lease agreements.

Nonfinancial guarantees and indemnifications are recorded at fair value at their inception. We regularly review our performance risk under these arrangements, and in the event it becomes probable that we will be required to perform under a guarantee or indemnity, the amount of probable payment will be recorded.

The maximum potential payments for nonfinancial guarantees may vary over time given changing circumstances related to the underlying asset. The maximum potential payments for nonfinancial guarantees were $10.1 million and $4.0 million at March 31, 2024 and March 31, 2023, respectively. The carrying value of recorded liabilities related to nonfinancial guarantees was $0 at both March 31, 2024 and March 31, 2023.

24. SHARES REPURCHASE

On May 14, 2014, the Company announced that its Board of Directors had authorized a program to repurchase up to 750,000 (retrospectively adjusted to 1,125,000 after the stock split on June 10, 2019) shares of the Company's common stock from time to time on the open market or in privately negotiated transactions, in compliance with SEC Rule 10b-18, over an indefinite period. During the year ended March 31, 2024, the Company repurchased 48,729 shares at an aggregate cost of $0.9 million, in which all were recorded as treasury shares. The Company has a total of 256,850 treasury shares as of March 31, 2024.

On August 16, 2022, President Biden signed the Inflation Reduction Act ("IRA") into law. The IRA enacted a 15% corporate minimum tax rate (subject to certain thresholds being met) that was applicable to the Company beginning Fiscal 2024, a 1% excise tax on share repurchases made after December 31, 2022 (subject to certain thresholds being met), and created and extended certain tax-related energy incentives. The Company does not currently expect that the tax-related provisions of the IRA will have a material impact on its consolidated financial statements.

As a result of the IRA's enactment into law, the Company is now subject to a 1% excise tax on share repurchases, effective for share repurchases made after December 31, 2022. This excise tax may be reduced for the value of certain share issuances. The excise tax incurred in connection with the Company's stock repurchases during Fiscal 2024 was not material.

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25. SUBSEQUENT EVENTS Contrail RNCI Redemption On May 30, 2024, Contrail entered into a Membership Interest Redemption and Earnout Agreement (the “Redemption Agreement”) with the Seller. Pursuant to the Redemption Agreement, Contrail agreed to purchase and redeem from the Seller, 16% of its 21% interest in Contrail, with the earnout period being retroactive to April 1, 2024. The purchase price for the redeemed interest is $4.6 million in the form of a secured, subordinated promissory note, plus an earnout amount. Interest accrues on the principal amount at an annual rate equal to the 10 year Treasury bond yield, adjusted on each anniversary date of the note, plus 3.75%, compounded monthly. The promissory note consists of a 12 month interest only period commencing on May 1, 2024, followed by a three year amortization period for the remaining balance of the note. Under the Redemption Agreement, the Seller is also entitled to an annual earnout payment equal to 9.14% of Contrail’s adjusted EBITDA over $7.0 million in each fiscal year beginning March 31, 2025 and through March 31, 2029. Pursuant to the Redemption Agreement, Contrail is required to calculate earnout payments annually within 30 days following completion of the annual audits of the Company and Contrail and payment of any amount due is required following satisfaction of a procedure to address any objections to the calculated amount. Similar to payments under the note, earnout payments are subordinated and subject to the payment in full of all then outstanding senior debt and no earnout payment may be made if such payment causes or would cause a loan default or if a loan default exists. In such case, any earnout payments would be deferred until Contrail is no longer reasonably at risk of a loan default or has been authorized by the lender to resume payments. Any deferred earnout payment will accrue interest at a rate equal to the note rate. In connection with the Redemption Agreement, the parties agreed to certain technical amendments to the First Amended and Restated Operating Agreement of Contrail and entered into a new Put and Call Agreement with respect to the remaining 5% interest in Contrail held by the Seller. Pursuant to the new Put and Call Agreement, commencing April 1, 2026 and at any time thereafter, either Contrail or the Seller has the option to elect by written notice to purchase or sell all of the remaining 5% interest in Contrail held by the Seller. The purchase price for the 5% interest is equal to 5% of the Contrail Equity Value, which is defined as an amount equal to nine times the average Adjusted EBITDA of Contrail’s most recent three completed fiscal years at the time an option notice is delivered. The purchase price for the 5% interest is to be paid in equal quarterly installments over a three-year period, together with interest at the then current ten-year Treasury bond yield plus 2.5%, adjusted annually. Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. None Item 9A. Controls and Procedures. Disclosure Controls Our Chief Executive Officer and Chief Financial Officer, referred to collectively herein as the Certifying Officers, are responsible for establishing and maintaining our disclosure controls and procedures that are designed to ensure that information relating to the Company required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, including ensuring that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Certifying Officers have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 240.13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934) as of March 31, 2024. Our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2024, the Company’s disclosure controls and procedures were effective. In addition, we believe that the consolidated financial statements in this annual report fairly present, in all material respects, the Company’s consolidated financial condition as of March 31, 2024, and consolidated results of its operations and cash flows for the year then ended, in conformity with U.S. GAAP. Management’s Report on Internal Control Over Financial Reporting Internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining policies and procedures designed to maintain the adequacy of the Company's internal control over financial reporting, including those policies and procedures that: 77

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. The Company's management has evaluated the effectiveness of the Company's internal control over financial reporting as of March 31, 2024 based on the criteria established in a report entitled Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment and those criteria, the Company's management has concluded that the Company's internal control over financial reporting was effective at the reasonable assurance level as of March 31, 2024. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during fiscal quarter ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Item 9B. Other Information. None of the Company's directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non Rule10b5-1 trading arrangement during the Company's three months ended March 31, 2024, as such terms are defined under Item 408(a) of Regulation S-K. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections. Not Applicable. PART III Item 10. Directors, Executive Officers and Corporate Governance The information contained under the headings “Proposal 1 - Election of Directors,” “Executive Officers,” “ Committees of the Board of Directors,” and “Delinquent Section 16(a) Reports” in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference. Audit Committee Report The Audit Committee reviews the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. In this context, the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm the audited financial statements as of and for the year ended March 31, 2024. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committee, as adopted by the Public Company Accounting Oversight Board and currently in effect. In addition, the Audit Committee discussed with the independent registered public accounting firm the written disclosures and letter required by Public Company Accounting Oversight Board Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, regarding the independent registered public accounting firm’s communication with the Audit Committee concerning independence and discussed with them their independence from the Company and its management. The Audit Committee also has considered whether the independent registered public accounting firm’s provision of non-audit services to the Company is compatible with their independence. 78

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2024 for filing with the Securities and Exchange Commission. June 26, 2024 AUDIT COMMITTEE Travis Swenson, Chair Peter McClung Ray Cabillot Jamie Thingelstad Code of Ethics The Company has adopted a code of ethics applicable to its executive officers and other employees. A copy of the code of ethics is available on the Company’s internet website at http://www.airt.net. The Company intends to post waivers of and amendments to its code of ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions on its Internet website. Item 11. Executive Compensation. The information contained under the heading “Executive Compensation,” “Base Salary,” “Incentive and Bonus Compensation,” “Retirement and Other Benefits,” “Executive Compensation Tables,” “Employment Agreement and Retirement Savings Plan” and “Director Compensation” in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference.. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. The information contained under the heading “Certain Beneficial Owners of Common Stock,” “Director and Executive Officer Stock Ownership,” in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference. Equity Compensation Plan Information The following table provides information as of March 31, 2024, regarding shares outstanding and available for issuance under Air T, Inc.’s existing equity compensation plans. Plan Category Number of securities to be issued upon exercise of outstanding options, warrants and rights Weighted-average exercise price of outstanding options, warrants and rights Number of securities remaining available for future issuance under equity compensation plans (excluding securities listed in first column) Equity compensation plans approved by security holders: Air T 2012 Stock Option Plan — N/A — Air T 2020 Omnibus Stock Option Plan 260,800 N/A 94,000 Equity compensation plans not approved by security holders: — — — Total 260,800 N/A 94,000 Item 13. Certain Relationships and Related Transactions and Director Independence. 79

The information contained under the heading “Director Independence” and “Certain Transactions” in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference. Item 14. Principal Accountant Fees and Services. Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) will be presented under the caption “Audit Committee Pre-approval of Auditor Engagements” and “Audit Fees” in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference. PART IV Item 15. Exhibits and Financial Statement Schedules. 1. Financial Statements a. The following are incorporated herein by reference in Item 8 of Part II of this report: (i) Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP (ii) Consolidated Balance Sheets as of March 31, 2024 and 2023. (iii) Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the years ended March 31, 2024 and 2023. (iv) Consolidated Statements of Stockholders’ Equity for the years ended March 31, 2024 and 2023. (v) Consolidated Statements of Cash Flows for the years ended March 31, 2024 and 2023. (vi) Notes to Consolidated Financial Statements. 2. Exhibits No. Description 1.1 Form of Agreement as to Expenses (incorporated by reference to Exhibit 1.1 of the Company’s Current Report on Form 8-K dated June 13, 2019 (Registration Number 001-35476)). 1.2 Amendment No. 1 to Agreement as to Expenses and Liabilities, incorporated by reference to Exhibit 1.2 to the Company's Registration Statement on Form S-1 filed August 23, 2023 (Commission File No. 001-35476). 3.1 Restated Certificate of Incorporation dated October 30, 2001, Certificate of Amendment to Certificate of Incorporation dated September 25, 2008, Certificate of Designation dated March 26, 2012, and Certificate of Designation dated December 15, 2014, incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2014 (Commission File No. 001-35476) 3.2 Certificate of Amendment to Restated Certificate of Incorporation For Issuance of Preferred Stock (incorporated by reference to Exhibit 3.2 of the Company's Annual Report on Form 10-K filed June 27,2022 (Commission File No. 001-35476)). 3.3 Certificate of Amendment to Restated Certificate of Incorporation as to Officer Exculpation (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement filed on July 24, 2023 (Commission File No. 001-35476)) 3.4 Second Amended and Restated By-Laws of Air T, Inc. approved March 21, 2024, incorporated by reference to Exhibit 3.1 to the Company's Current report on Form 8-K filed March 27, 2024 (Commission File No. 001-35476). 4.1 Interim Trust Agreement, incorporated by reference to Exhibit 4.11 of the Company’s Registration Statement on Form S-1 filed November 20, 2018 (Registration Number 333-228485) 4.2 Certificate of Interim Trust dated September 28, 2018, incorporated by reference to Exhibit 4.14 of the Company’s Registration Statement on Form S-1 dated November 20, 2018 (Registration Number 333-228485) 80

4.3 Second Amended and Restated Trust Agreement dated as of June 23, 2021, incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476) 4.4 First Amendment to the Second Amended and Restated Trust Agreement of Air T Funding dated as of January 28, 2022, incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form S-1 filed August 23, 2023 (Commission File No. 001-35476). 4.5 Second Amendment to the Air T Funding Amended and Restated Trust Agreement dated as of March 3, 2021, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed March 5, 2021 (Commission File No. 001-35476) 4.6 Description of Registered Securities, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2022 4.7 Specimen Common Stock Certificate of Air T, Inc., incorporated by reference to Exhibit 4.1 of the Company’s Amended Registration Statement on Form S-1/A dated January 22, 2019 (Registration Number 333-228485) 4.8 Form of Capital Securities Certificate of Air T Funding, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476) 4.9 Capital Securities Guarantee dated as of June 10, 2019, incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K dated June 13, 2019 (Commission File No. 001-35476) 4.10 Common Securities Certificate of Air T Funding issued to Air T, Inc. dated as of June 10, 2019, incorporated by reference to Exhibit 4.7 to the Company’s Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476) 4.11 Amendment to Capital Securities Guarantee Agreement, effective as of March 31, 2021, dated as of March 31, 2021, by and between Air T, Inc. and Delaware Trust Company incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 31, 2021 (Commission File Nos. 001-35476 and 001-38928) 4.12 Indenture for the Debentures dated as of June 10, 2019, incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476) 4.13 Supplemental Indenture dated as of March 3, 2021, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed March 5, 2021 (Commission File No. 001-35476) 4.14 Debenture dated as of June 10, 2019, incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476) 10.1 Premises and Facilities Lease dated November 16, 1995 between Global TransPark Foundation, Inc. and Mountain Air Cargo, Inc., incorporated by reference to Exhibit 10.5 to Amendment No. 1 on Form 10-Q/A to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 1995 (Commission File No. 001-35476) 10.2 Second Amendment to Premises and Facilities Lease dated as of October 15, 2015 between Global TransPark Foundation, Inc. and Mountain Air Cargo, Inc., incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016 (Commission File No. 001-35476) 10.3 Air T, Inc. 2020 Omnibus Stock and Incentive Plan , incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q dated February 12, 2021 (Commission File No. 001-35476)* 81

10.4 Form of Non-Qualified Stock Option Award Agreement under 2020 Omnibus Stock and Incentive Plan, incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q dated February 12, 2021 (Commission File No. 001-35476)* 10.5 Employment Agreement dated as of March 26, 2014 between the Company and Nicholas J. Swenson, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 26, 2014 (Commission File No. 001-35476)* 10.6 Employment Agreement between Air T, Inc. and Brian Ochocki dated June 12, 2019, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 18, 2019 (Commission File No. 001-35476) 10.7 Form of Air T, Inc. Term Note A in the principal amount of $10,000,000 to Minnesota Bank & Trust, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K dated December 18, 2017 (Commission File No. 001-35476) 10.8 Amended and Restated Term Note A of Air T, Inc. in the principal amount of $9,000,000 in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476) 10.9 Form of Air T, Inc. Term Note B in the principal amount of $5,000,000 to Minnesota Bank & Trust, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K dated December 18, 2017 (Commission File No. 001-35476) 10.10 Amended and Restated Term Note B of Air T, Inc. in the principal amount of $3,166,666.52 in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476) 10.11 Form of Air T, Inc. Revolving Credit Note in the principal amount of $10,000,000 to Minnesota Bank & Trust dated December 21, 2017, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated December 18, 2017 (Commission File No. 001-35476) 10.12 Form of Air T, Inc. Amended and Restated Revolving Credit Note in the principal amount of $13,000,000 to Minnesota Bank & Trust dated November 12, 2018, incorporated by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 (Commission File No. 001-35476) 10.13 Form of Amended and Restated Revolving Credit Note in the principal amount of $17,000,000 to Minnesota Bank & Trust dated March 28, 2019, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated April 4, 2019 (Commission File No. 001-35476) 10.14 Amended and Restated Revolving Credit Agreement, in the principal amount of $17,000,000, dated as of June 26, 2020, by and between Air T, Inc., and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.101 to the Company’s Annual Report on Form 10-K dated June 26, 2020 (Commission File No. 001-35476) 10.15 Amended and Restated Revolving Credit Note of Air T, Inc. to Minnesota Bank & Trust in the amount of $17,000,000 dated August 31, 2021, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476) 10.16 Amended and Restated Revolving Credit Note of Air T, Inc. to Minnesota Bank & Trust dated as of June 23, 2023. 10.17 Form of Credit Agreement between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated December 18, 2017 (Commission File No. 001-35476) 82

10.18 Form of Amendment No. 1 to Credit Agreement between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated February 20, 2018 (Commission File No. 001-35476) 10.19 Form of Amendment No. 2 to Credit Agreement between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 (Commission File No. 001-35476) 10.20 Form of Amended and Restated Credit Agreement between Air T, Inc. and Minnesota Bank & Trust dated March 28, 2019, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 4, 2019) (Commission File No. 001-35476) 10.21 Amendment No. 1 to Amended and Restated Credit Agreement, dated September 24, 2019 by and between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.38 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476) 10.22 Form of Amendment No. 2 to Amended and Restated Credit Agreement, dated December 31, 2019 by and between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated January 7, 2020 (Commission File No. 001-35476) 10.23 Form of Second Amended and Restated Credit Agreement, dated as of June 26, 2020, by and between Air T, Inc., and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.99 to the Company’s Annual Report on Form 10-K dated June 26, 2020 (Commission File No. 001-35476) 10.24 Third Amended and Restated Credit Agreement between Air T, Inc. and Minnesota Bank & Trust dated as of August 31, 2021, without exhibits or schedules, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476) 10.25 Amendment No. 1 to Third Amended and Restated Credit Agreement by and between Air T, Inc, Jet Yard, LLC and Minnesota Bank & Trust dated June 9, 2022, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 14, 2022 (Commission file No. 001-35476). 10.26 Form of Amendment No. 2 to Third Amended and Restated Credit Agreement between Air T, Inc., Jet Yard, LLC and MBT dated as of January 31, 2023, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 31, 2023(Commission file No. 001-35476). 10.27 Form of Term Note F dated January 31, 2023, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed February 6, 2023 (Commission File No. 001-35476). 10.28 From of Amendment No. 3 to Third Amended and Restated Credit Agreement between Air T, Inc., Jet Yard, LLC and MBT dated as of June 23, 2023. 10.29 Form of Security Agreement, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8- K dated December 18, 2017 (Commission file No. 001-35476). 10.30 Form of Amended and Restated Security Agreement in favor of Minnesota Bank & Trust dated March 28, 2019, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated April 4, 2019 (Commission File No. 001-35476) 10.31 Amended and Restated Security Agreement by and amount Air T, Inc., the guarantors listed and Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8- K dated August 31, 2021 (Commission File No. 001-35476) 83

10.32 Form of Air T, Inc. Term Note D in the principal amount of $1,680,000 to Minnesota Bank & Trust, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K dated February 20, 2018 (Commission File No. 001-35476) 10.33 Promissory Note and Business Loan Agreement executed as of March 7, 2018 between Contrail Aviation Support, LLC as Borrower, and Old National Bank as the Lender, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 8, 2018) (Commission File No. 001-35476) 10.34 Form of Second Amended and Restated Promissory Note Revolving Note, dated January 24, 2020 in the principal amount of $40,000,000 to Old National Bank, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated June 24, 2019 (Commission File No. 001-35476) 10.35 Third Amended and Restated Promissory Note Revolving Note of Contrail Aviation Support, LLC to Old National Bank dated September 2, 2021, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated September 2, 2021 (Commission File No. 001-35476) 10.36 Fourth Amended and Restated Promissory Note Revolving Note executed by Contrail Aviation Support, LLC in favor of Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476) 10.37 Form of Amended and Restated Guaranty in favor of Minnesota Bank & Trust dated March 28, 2019, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated April 4, 2019 (Commission File No. 001-35476) 10.38 Amended and Restated Guaranty of various Air T subsidiaries in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476) 10.39 Guarantee Acknowledgment dated June 9, 2022, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 14, 2022 (Commission file No. 001-35476). 10.40 Form of Amended and Restated Security Agreement in favor of Minnesota Bank & Trust dated April 3, 2019, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated April 9, 2019 (Commission File No. 001-35476) 10.41 Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476) 10.42 First Amendment to Master Loan Agreement, dated November 24, 2020 between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated December 11, 2020 (Commission File No. 001-35476) 10.43 Second Amendment to Master Loan Agreement, dated November 10,2022 between Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2022 (Commission File No. 001-35476) 10.44 First Amendment to Second Amendment to Master Loan Agreement and Third Amendment to Master Loan Agreement, dated March 22, 2023 between Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC and Old National Bank. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated March 22, 2023) (Commission File No. 001-35476) 84

10.45 Fourth Amendment to Master Loan Agreement by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476) 10.46 Supplement #1 to Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank. incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476) 10.47 Supplement #2 to Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC, and Old National Bank. incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476) 10.48 Form of First Amendment to Supplement #2 to Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC and Old National Bank, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated June 24, 2019 (Commission File No. 001-35476) 10.49 Form of Second Amendment to Supplement #2 to Master Loan Agreement, dated January 24, 2020 by and between Contrail Aviation Support, LLC and Old National Bank, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated June 24, 2019 (Commission File No. 001-35476) 10.50 Form of Third Amendment to Supplement #2 to Master Loan Agreement with Exhibit A, dated September 25, 2020 by and between Contrail Aviation Support, LLC and Old National Bank (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated September 30, 2020) (Commission File No. 001-35476) 10.51 Fourth Amendment to Supplement #2 to Master Loan Agreement between Contrail Aviation Support, LLC and Old National Bank effective September 2, 2021, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated September 2, 2021 (Commission File No. 001-35476) 10.52 Fifth Amendment to Supplement #2 to Master Loan Agreement between Contrail Aviation Support, LLC and Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476) 10.53 Air T, Inc. Continuing Guaranty in favor of Old National Bank, dated June 24, 2019, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476) 10.54 Form of Air T, Inc. Amendment to Continuing Guaranty in favor of Old National Bank, incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K dated December 26, 2019 (Commission File No. 001-35476) 10.55 Supplement #8 to Master Loan Agreement dated November 24, 2020 between Borrowers Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC and Lender Old National Bank (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 11, 2020) (Commission File No. 001-35476) 10.56 First Amendment to Supplement #8 to Master Loan Agreement between Contrail Aviation Support, LLC and Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476) 10.57 Supplement #9 to Master Loan Agreement dated June 24, 2019 by and between CAS and Old National Bank dated February 18, 2022, without exhibits, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated February 15, 2022 (Commission File No. 001-35476) 85

10.58 Fifth Amendment and Restated Promissory Note executed by Contrail Aviation Support, LLC in favor of Old National Bank effective September 5, 2023, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 5, 2023 (Commission File No. 001-35476). 10.59 Sixth Amendment to Supplement #2 to Master Loan Agreement by and between Contrail Aviation Support, LLC and Old National Bank effective September 5, 2023, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 5, 2023 (Commission File No. 001-35476). 10.60 Supplement #10 to Master Loan Agreement dated June 24, 2019 by and between CAS and Old National Bank dated March 28, 2024, without exhibits, incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed April 2, 2024 (Commission File No. 001-35476). 10.61 Form of Collateral Account Agreement, dated December 31, 2019, by and between Air T OZ 1, LLC and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K dated January 7, 2020 (Commission File No. 001-35476) 10.62 Form of Collateral Account Agreement, dated December 31, 2019, by and between Air T OZ 2, LLC and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K dated January 7, 2020 (Commission File No. 001-35476) 10.63 Form of Collateral Account Agreement, dated December 31, 2019, by and between Air T OZ 3, LLC and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K dated January 7, 2020 (Commission File No. 001-35476) 10.64 Term Note E, in the principal amount of $9,463,000, dated as of June 26, 2020, by and between Air T, Inc., and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.100 to the Company’s Annual Report on Form 10- K dated June 26, 2020 (Commission File No. 001-35476) 10.65 Amended and Restated Term Note E of Air T, Inc. in the principal amount of $3,655,819.22 in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476) 10.66 “Jet Yard Collateral Account Agreements” dated as of June 26, 2020, by and between Jet Yard, LLC, and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.102 to the Company’s Annual Report on Form 10-K dated June 26, 2020 (Commission File No. 001-35476) 10.67 Amended and Restated Collateral Account Agreement between Jet Yard, LLD and Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476) 10.68 “Ambry Hill Collateral Account Agreements” dated as of June 26, 2020, by and between Jet Yard, LLC, and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.103 to the Company’s Annual Report on Form 10- K dated June 26, 2020 (Commission File No. 001-35476) 10.69 Amended and Restated Collateral Account Agreement between Ambry Hill Technologies, LLC and Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476) 10.70 $43,598,000 Promissory Note – Term Note G of Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC in favor of Old National Bank dated November 24, 2020. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated December 11, 2020) (Commission File No. 001-35476) 10.71 Amended and Restated Promissory Note Term Note G executed by Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC in favor of Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476) 86

10.72 Commercial Security Agreement of Contrail Aviation Support, LLC dated November 24, 2020, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated December 11, 2020 (Commission File No. 001-35476) 10.73 Term Loan Agreement for Mail Street Priority Loan Facility by and between Park State Bank and AirCo 1, LLC dated as of December 11, 2020, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 23, 2020 (Commission File No. 001-35476) 10.74 Amendment to Main Street Priority Loan Facility Term Loan Agreement by and between AirCo 1, LLC and Park State Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476) 10.75 $6,200,000 Main Street Priority Loan Facility Term of AirCo 1, LLC in favor of Park State Bank dated December 11, 2020, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated December 23, 2020) (Commission File No. 001-35476) 10.76 Security Agreement of AirCo 1, LLC dated as of December 11, 2020, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated December 23, 2020) (Commission File No. 001-35476) 10.77 Pledge Agreement by and between AirCo, LLC and Park State Bank dated as of December 11, 2020, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated December 23, 2020 (Commission File No. 001-35476) 10.78 Form of Contrail Asset Management, LLC Amended and Restated Limited Liability Company Agreement dated May 5, 2021, by and among the Members listed therein, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 5, 2021 (Commission File No. 001-35476)* 10.79 Aircraft dry lease and services agreement between FedEx and CSA Air, Inc. dated June 1, 2021, incorporated by reference to Exhibit 10.97 to the Company’s Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476) 10.80 Aircraft dry lease and services agreement between FedEx and Mountain Air Cargo, Inc. dated June 1, 2021, incorporated by reference to Exhibit 10.98 to the Company’s Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476) 10.81 Joinder to Security Agreement between Minnesota Bank & Trust and Air'Zona Aircraft Services, Inc. dated June 23, 2021, incorporated by reference to Exhibit 10.99 to the Company’s Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476) 10.82 Joinder to Guaranty of Air'Zona Aircraft Services, Inc. in favor of Minnesota Bank & Trust dated June 23, 2021, incorporated by reference to Exhibit 10.100 to the Company’s Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476) 10.83 Joinder to Security Agreement between Minnesota Bank & Trust and Jet Yard Solutions, LLC dated June 23, 2021, incorporated by reference to Exhibit 10.101 to the Company’s Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476) 10.84 Joinder to Guaranty of Jet Yard Solutions, LLC in favor of Minnesota Bank & Trust dated June 23, 2021, incorporated by reference to Exhibit 10.102 to the Company’s Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476) 87

10.85 Jet Yard Term Note in the principal amount of $2,000,000 in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476) 10.86 Guaranty of Jet Yard, LLC in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476) 10.87 Guaranty of Air T, Inc. in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476) 10.88 Cooperation Agreement by and among Insignia Systems, Inc., Nicholas J. Swenson, Air T, Inc., Groveland Capital LLC; AO Partners I, L.P.; AO Partners, LLC and Glenhurst Co., dated October 11, 2021, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 11, 2021 (Commission File No. 001-35476) 10.89 Promissory Note with Bridgewater Bank dated December 2, 2021 in the principal amount of $9,900,000, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated December 2, 2021 (Commission File No. 001-35476) 10.90 Combination Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Financing Statement with Bridgewater Bank dated December 2, 2021, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated December 2, 2021 (Commission File No. 001-35476) 10.91 International Swaps and Derivatives Association, Inc. 2002 Master Agreement dated as of December 28, 2021 between Old National Bank and Contrail Aviation Support, LLC & Contrail Aviation Leasing, LLC., incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 7, 2022 (Commission File No. 001-35476) 10.92 Schedule to the 2002 Master Agreement dated as of December 28, 2021 between Old National Bank and Contrail Aviation Support, LLC & Contrail Aviation Leasing, LLC, including Swap Transaction Confirmation dated January 7, 2022, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated January 7, 2022 (Commission File No. 001-35476) 10.93 Form of Agreement for the Sale and Purchase of Shares in the share capital of GdW Beheer B.V. Between Mr G. de Wit (as the Seller), Decision Company B.V. and Ubi Concordia B.V. (as the Warrantors) And Shanwick B.V. (as the Purchaser) dated February 10, 2022, without exhibits or schedules (English Translation), incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated February 8, 2022 (Commission File No. 001-35476) 10.94 Form of Loan Agreement between Air T Acquisition 22.1, LLC and Bridgewater Bank dated February 8, 2022, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated February 8, 2022 (Commission File No. 001-35476) 10.95 Form of Air T Acquisition 22.1, LLC $5,000,000 Promissory Note to Bridgewater Bank dated February 8, 2022, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated February 8, 2022 (Commission File No. 001-35476) 10.96 Form of Security Agreement from CAS to Old National Bank dated February 18, 2022, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated February 15, 2022 (Commission File No. 001-35476) 10.97 Form of Term Note F dated January 31, 2023, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 31, 2023 (Commission file No. 001-35476). 88

10.98 Securities Purchase Agreement, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 29, 2023 (Commission File No. 001-35476). 10.99 Press Release dated November 28, 2023, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed November 29, 2023 (Commission File No. 001-35476). 10.100 Note Purchase Agreement among Air T, Inc., AAM 24-1, LLC, Honeywell Common Investment Fund and Honeywell International Inc. Master Retirement Trust, dated February 22, 2024, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 26, 2024 (Commission file No. 001-35476). 10.101 Form of Senior Secured Promissory Note, dated February 22, 2024, incorporated in reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed February 26, 2024 (Commission file No. 001-35476). 10.102 Form of Promissory Note Term Note I in the principal amount of $10,000,000 from CAS to Old National Bank dated March 28, 2024, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed April 2, 2024 (Commission file No. 001-35476). 10.103 Form of Security Agreement from CAS to Old National Bank dated March 28, 2024, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed April 2, 2024 (Commission file No. 001-35476). 10.104 Form of Membership Interest Redemption and Earnout Agreement by and between Contrail Aviation Support, LLC and OCAS, Inc. executed May 30, 2024, without schedules, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 31, 2024 (Commission file No. 001-35476). 10.105 Form of Secured Subordinated Promissory Note between Contrail Aviation Support, LLC and OCAS, Inc., executed May 30, 2024, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 31, 2024 (Commission file No. 001-35476). 10.106 Form of Subordinated Security Agreement between Contrail Aviation Support, LLC and OCAS, Inc. executed May 30, 2024, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed May 31, 2024 (Commission file No. 001-35476). 10.107 Form of Second Amendment to First Amended and Restated Operating Agreement of Contrail Aviation Support, LLC executed May 30, 2024, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8- K filed May 31, 2024 (Commission file No. 001-35476). 10.108 Form of Put and Call Option Agreement by and between Contrail Aviation Support, LLC, OCAS, Inc. and Air T, Inc. executed May 30, 2024, without schedules, incorporated by reference to Exhibit 10.5 to the Company's Current Report Form 8-K filed on May 31, 2024 (Commission file No. 001-35476). 10.109 Exhibit A to Put Option Agreement (Secured Subordinated Promissory Note), incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed May 31, 2024 (Commission file No. 001-35476). 10.110 Exhibit B to Put Option Agreement (Secured Subordinated Security Agreement), incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed May 31, 2024 (Commission file No. 001-35476). 21.1 List of subsidiaries of the Company (filed herewith) 22.1 List of Issuers and Guarantors (filed herewith) 23.1 Consent of Deloitte & Touche LLP (filed herewith) 24.1 Power of Attorney (filed herewith) 89

31.1 Section 302 Certification of Chief Executive Officer (filed herewith) 31.2 Section 302 Certification of Chief Financial Officer (filed herewith) 32.1 Section 1350 Certification of Chief Executive Officer (filed herewith) 32.2 Section 1350 Certification of Chief Financial Officer (filed herewith) 97.1 Policy Relating to Recovery of Erroneously Awarded Compensation (filed herewith) 101 The following financial information from the Annual Report on Form 10-K for the year ended March 31, 2024, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Stockholders Equity, and (v) the Notes to the Consolidated Financial Statements (filed herewith). * Management compensatory plan or arrangement required to be filed as an exhibit to this report. ** Pursuant to SEC rules, certain information has been omitted from this exhibit as private or confidential. Item 16. Form 10-K Summary We have chosen not to include an optional summary of the information required by this Form 10-K. For a reference to the information in this Form 10-K, investors should refer to the Table of Contents to this Form 10-K. 90

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. AIR T, INC. By: /s/ Nick Swenson Nick Swenson, Chairman, President and Chief Executive Officer and Director (Principal Executive Officer) Date: June 26, 2024 By: /s/ Brian Ochocki Brian Ochocki, Chief Financial Officer (Principal Financial Officer) Date: June 26, 2024 By: /s/ Raymond Cabillot Raymond Cabillot, Director Date: June 26, 2024 By: /s/ William R. Foudray William R. Foudray, Director Date: June 26, 2024 By: /s/ Gary S. Kohler Gary S. Kohler, Director Date: June 26, 2024 By: / s/ Peter McClung Peter McClung, Director Date: June 26, 2024 By: /s/ Travis Swenson Travis Swenson, Director Date: June 26, 2024 By: /s/ Jamie Thingelstad Jamie Thingelstad, Director Date: June 26, 2024